6/3

04030640

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Molson Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2954 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 6/14/04

2004 Annual Report, including MD&A and
Audited Financial Statements - Pages 6 to 97
File No. 82-2954

006


regaining
momentum
MOLSON
I.AM.
MOLSON
DRY

The following brands mentioned in the 2004 Annual Report are trademarks of Molson Canada:

- CANADIAN
- CANADIAN LIGHT
- CARLING BLACK LABEL
- COLD SHOTS
- EXLIGHT
- EXPORT
- GOLDEN
- MARCA BAVARIA
- MOLSON DRY
- MOLSON ICE
- MOLSON ULTRA
- MOLSON XXX
- RICKARD'S

Fiscal 2004 Financial Highlights

Molson is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including CANADIAN, EXPORT, MOLSON DRY, RICKARD'S, MARCA BAVARIA, KAISER PILSEN and BAVARIA.

	2002	2003 (restated) [i]	**2004**	Change vs 03
Results (Dollars in millions)				
Sales and other revenues	2,830.8	3,529.2	**3,472.8**	(2%)
Net sales revenue	2,102.3	2,515.2	**2,525.5**	0%
Earnings before interest, income taxes and amortization (EBITDA) [ii]	426.4	576.8	**575.3**	0%
Earnings before interest and income taxes (EBIT) [ii]	371.8	511.9	**512.2**	0%
Net earnings from continuing operations [iii]	194.1	278.0	**282.9**	2%
Cash flow from operations before working capital and rationalization costs	292.3	370.1	**335.4**	(9%)
Per Share (Dollars)				
Net earnings from continuing operations [iii]				
Basic	$ 1.62	$ 2.18	**$ 2.23**	2%
Diluted	$ 1.59	$ 2.15	**$ 2.19**	2%
Net earnings				
Basic	$ 1.48	$ 2.42	**$ 1.86**	(23%)
Diluted	$ 1.45	$ 2.38	**$ 1.84**	(23%)
Dividends	$ 0.38	$ 0.42	**$ 0.56**	33%
Book value	$ 9.19	$ 8.12	**$ 9.57**	18%
Financial Position (Dollars in millions)				
Assets	4,506.3	3,904.1	**3,930.6**	1%
Total debt	1,746.1	1,220.6	**1,135.4**	(7%)
Shareholders' equity	1,173.9	1,033.0	**1,219.4**	18%


Net earnings
per share from continuing operations (iii)
$1.62
$2.18
$2.23
2002
2003
(restated) (i)
2004


Net sales revenue
(Dollars in millions)
$2,102.3
$2,515.2
$2,525.5
2002
2003
2004


EBIT (ii)
(Dollars in millions)
$371.8
$511.9
$512.2
2002
2003
(restated) (i)
2004


Dividends per share
$0.38
$0.42
$0.56
2002
2003
2004

(i) Restated by $3.7 million reflecting the previously disclosed stock option expense. Fiscal 2002 has not been restated for the effect of stock option expense.

(ii) Excluding the charge for rationalization costs of $36.3 million in fiscal 2004, in fiscal 2003, the charge for rationalization costs of $63.5 million and the gain on sale of 20% of Molson's Brazilian operations of $64.2 million and in fiscal 2002 the charge for rationalization costs of $50.0 million.

(iii) Excluding the after-tax charge for rationalization costs in fiscal 2004 of $38.5 million, in fiscal 2003 of $41.9 million, and in fiscal 2002 of $33.5 million, and minority interest of $8.6 million in fiscal 2004 and $8.4 million in fiscal 2003, the fiscal 2003 gain on sale of 20% of Molson's Brazilian operations of $64.2 million. In fiscal 2004, a $16.0 million increase and in fiscal 2002, a $15.0 million decrease in future tax liabilities due to changes in income tax rates were also excluded.

N.B. All dollar amounts in the Annual Report are expressed in Canadian dollars, unless otherwise stated.

Molson Shareholder Return Since April 2001

Molson's vision is to regain a position as one of the top performing brewers in the world as measured by long-term shareholder returns. Over the past five years, Molson delivered on that vision with the leading average total return of 27.4% per year. While Molson ranked in first and fourth place among global brewers in the fiscal years 2002 and 2003 respectively, 2004 marked a pause in relative shareholder value creation.

Total Return	Fiscal 2002	Fiscal 2003	Fiscal 2004
— **Molson Class A non-voting shares**	**60.9%**	**(2.3%)**	**(2.4%)**
— Bloomberg Europe 500 beverages index	15.3%	(21.2%)	26.8
— S&P 500 brewers index	16.0%	(17.3%)	0.5
S&P/TSX composite index	4.9%	(17.6%)	37.7


80
60
40
20
0
-20

Toronto Stock Exchange	Q1	Q2	Q3	2002 Q4	Q1	Q2	Q3	2003 Q4	Q1	Q2	Q3	**2004** Q4
Share Price												
High	$24.50	$26.87	$28.00	$34.92	$39.20	$33.70	$33.50	$34.60	**$37.98**	**$37.50**	**$36.45**	**$36.60**
Low	$20.65	$22.33	$24.00	$26.01	$30.85	$26.84	$28.03	$30.70	**$30.95**	**$33.21**	**$33.00**	**$29.71**
Close	$24.00	$26.87	$28.00	$34.92	$32.95	$31.00	$33.45	$33.67	**$36.49**	**$33.30**	**$36.10**	**$32.33**
Volume traded *(millions)*	24.2	13.6	14.6	22.6	26.3	24.9	25.7	22.6	**25.2**	**30.2**	**22.0**	**65.7**
Dividends per share	$0.09	$0.09	$0.10	$0.10	$0.10	$0.10	$0.11	$0.11	**$0.14**	**$0.14**	**$0.14**	**$0.14**

Head Office
Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866
www.molson.com

MOLSON

	2002	2003	**2004**	Change vs 03
Financial Position (Dollars in millions)				
Assets	4,506.3	3,904.1	**3,930.6**	1%
Property, plant and equipment	1,188.5	1,026.9	**1,022.4**	0%
Intangible assets excluding goodwill	1,690.4	1,552.5	**1,558.7**	0%
Goodwill	981.3	770.4	**789.6**	2%
Capitalization at Book Value				
Short-term debt	58.9	40.6	**347.0**	n/m
Cash	71.0	12.2	**21.2**	74%
Short-term debt – net	(12.1)	28.4	**325.8**	n/m
Long-term debt	1,687.2	1,180.0	**788.4**	(33%)
Shareholders' equity	1,173.9	1,033.0	**1,219.4**	18%
Total capitalization at book value	2,849.0	2,241.4	**2,333.6**	4%
Performance Ratios				
Return on shareholder's equity (i)(ii)	19.7%	25.2%	**25.1%**	0%
Return on invested capital (iii)	7.4%	10.0%	**10.7%**	1%

(i) Fiscal 2003 restated by $3.7 million reflecting the previously disclosed stock option expense. Fiscal 2002 has not been restated for the effect of stock option expense.
(ii) Excluding the after-tax charge for rationalization costs in fiscal 2004 of $38.5 million, in fiscal 2003 of $41.9 million, and in fiscal 2002 of $33.5 million, and minority interest of $8.6 million in fiscal 2004 and $8.4 million in fiscal 2003, the fiscal 2003 gain on sale of 20% of Molson's Brazilian operations of $64.2 million. In fiscal 2004, a $16.0 million increase and in fiscal 2002, a $15.0 million decrease in future tax liabilities due to changes in income tax rates were also excluded.
(iii) Defined as net earnings (i)(ii) excluding after-tax interest expense divided by average net investment (net investment is calculated as total assets less current liabilities excluding the current portion of the long-term debt).

Common Shares as at March 31, 2004

Outstanding		Millions
Class "A"	non-voting	105.1
Class "B"	common	22.4
Total		127.5
Weighted average – basic		127.1
Weighted average – diluted		129.0

Key Dates in Fiscal 2005

Dividends	Record Date	Payment Date
	June 14, 2004	July 1
Classes	September 14, 2004	October 1
"A" & "B" shares	December 14, 2004	January 1
	March 14, 2005	April 1

Events	Date
Annual General Meeting	June 22, 2004
Earnings releases and conference calls:	
First Quarter	July 27, 2004
Second Quarter	November 3, 2004
Third Quarter	January 27, 2005
Fourth Quarter	May 3, 2005

Credit Ratings as at March 31, 2004

	DBRS		S&P	
	Rating	Trend	Rating	Outlook
Commercial paper	R-1 (low)	Stable	–	–
Senior debt – Molson Inc.	A (low)	Stable	BBB+	Stable
Senior debt – Molson Canada	A	Stable	BBB+	Stable

Stock Exchange Listing
The Toronto Stock Exchange
Molson is part of:
TSX 300 Index
TSX 60 Index

Trading Symbols
Class "A": MOL.A
Class "B": MOL.B

Market capitalization
March 31, 2004
(Dollars in millions)


$4,460
$4,284
$4,121
2002
2003
2004

Capitalization at book
(Dollars in millions)


14%
34%
52%
Short-term debt – net $325.8
Long-term debt $788.4
Shareholders' equity $1,219.4

Canada

Financial Highlights

	2002	2003 (restated) (i)	2004	Change vs 03
Sales and other revenues	2,520.1	2,628.3	**2,659.3**	1%
Net sales revenue	1,903.4	2,001.4	**2,065.6**	3%
EBITDA (ii)	427.6	526.4	**581.3**	10%
EBIT (ii)	380.4	481.7	**537.7**	12%
Assets	2,529.7	2,557.3	**2,560.8**	0%
Additions to capital assets	74.0	65.5	**59.7**	(9%)

(i) Restated by $3.7 million reflecting the previously disclosed stock option expense. Fiscal 2002 has not been restated for the effect of stock option expense.
(ii) Excludes the $7.0 million gain on sale of a property in fiscal 2004 and in fiscal 2002 the charge for rationalization cost of $50.0 million.

Operating Highlights

	2002	2003	2004	Change vs 03
Market share	45.1%	44.4%	**43.8%**	(1%)
Volume *(hl in millions)*	9.50	9.36	**9.43**	1%
Brewing capacity *(hl in millions)*	13.5	13.5	**13.5**	0%
Breweries	5	5	**5**	0%
Employees	3,300	3,300	**3,100**	(3%)

Net Sales
(Dollars in millions)


82%

Quarterly Seasonalities
(Volume)


Q1
Q2
Q3
Q4

United States

Financial Highlights

	2002	2003	2004	Change vs 03
Sales and other revenues	86.7	84.9	**75.6**	(11%)
Net sales revenue	71.2	71.7	**63.7**	(11%)
EBITDA	(5.7)	(6.1)	**(3.1)**	49%
EBIT	(5.7)	(6.3)	**(3.2)**	49%
Assets	160.2	161.7	**158.2**	(2%)
Additions to capital assets	0.4	0.1	**-**	n/m

Operating Highlights

	2002	2003	2004	Change vs 03
Market share	n/m	n/m	**n/m**	-
Volume (i) *(hl in millions)*	1.90	1.77	**1.75**	(1%)
Brewing capacity *(hl in millions)*	-	-	**-**	-
Breweries	-	-	**-**	-
Employees	11	11	**11**	0%

(i) Including partners' volume (Foster's and Asahi) produced for the United States.

Net Sales
(Dollars in millions)


2%

Quarterly Seasonalities
(Volume)


Q1
Q2
Q3
Q4

Brazil

Financial Highlights

	2002	2003	2004	Change vs 03
Sales and other revenues	224.0	816.0	737.9	(10%)
Net sales revenue	127.7	442.1	396.2	(10%)
EBITDA (i)	4.5	56.5	(2.9)	n/m
EBIT (i)	(2.9)	36.5	(22.3)	n/m
Assets	1,816.4	1,185.1	1,211.6	2%
Additions to capital assets (ii)	1,446.2	20.3	28.3	39%

Operating Highlights

	2002	2003	2004	Change vs 03
Market share	17.0%	14.6%	12.4%	(2%)
Volume *(hl in millions)*	2.96	11.94	9.85	(18%)
Brewing capacity *(hl in millions)*	30.8	25.5	23.9	(6%)
Breweries	13	10	9	(10%)
Employees	2,600	2,100	3,200	52%

(i) Excluding the charge for rationalization costs of $43.3 million in fiscal 2004 and, in fiscal 2003, the charge for rationalization costs of $63.5 million and the gain on sale of 20% of Molson's Brazilian operations of $64.2 million.
(ii) Relates to business acquisition of Kaiser in fiscal 2002.

Net Sales
(Dollars in millions)


16%

Quarterly Seasonalities
(Volume)


Q1
Q2
Q3
Q4

2004 Fact Sheet

Edmonton
Vancouver
St-John's
Montreal
Denver
Toronto

regaining momentum

Manaus
Pacatuba
Feira De Santana
Cuiabá
Araraquara
Queimados
Sao Paolo/Jacareí
Ponta Grossa
Gravataí

Breweries
Offices

Canada



Core Brands

Owned	Partners
CANADIAN	COORS LIGHT
CANADIAN LIGHT	CORONA
CARLING BLACK LABEL	HEINEKEN
EXLIGHT	MGD
EXPORT	
MARCA BAVARIA	
MOLSON DRY	
RICKARD'S	

Strategic Priorities

- Profitable share gain:
  - Brands
  - Segments
  - Markets
- Strategic pricing
- Innovation
- Cost savings program:
  - Project 125

F'04 to F'06 Targeted Cost Savings (Dollars in millions)	Project 125
Production	41
Procurement	35
Distribution	40
Organization	9
Marketing & Sales	–
Total	125

United States



Main Brands

Owned

CANADIAN
CANADIAN LIGHT
GOLDEN
MOLSON ICE

Strategic Priorities

- Growth strategy
- Import pricing
- Product portfolio identification

Brazil



Main Brands

Owned	Partners
BAVARIA	HEINEKEN
KAISER	

Strategic Priorities

- Volume momentum
- Distribution and on-premise execution
- Pricing
- Cost savings program:
  - Projeto Duzentos

F'03 to F'05 Targeted Cost Savings (Reais in millions)	Projeto Duzentos
Production	43
Procurement	53
Distribution	20
Organization	60
Marketing & Sales	24
Total	200

Molson's vision is to regain a position as one of the top performing brewers in the world as measured by long-term shareholder value. To realize this vision, Molson must deliver annual EBIT, volume and market share targets in Canada, Brazil and the United States.

Building brand equity and vitality through innovation

Molson believes that innovation is critical to building strong brands and maintaining the vitality of established brands. The Corporation will leverage innovation in all beer segments of the Molson owned portfolio to build brand equity and improve the future outlook of market share.

Capitalizing on growth opportunities in Canada, Brazil and the United States

Molson continues to exploit the potential of regional and local markets in Canada and to capture the growth opportunities in Brazil, the fourth largest beer market in the world. Molson has a 50.1% interest in Molson USA that markets and sells the Molson brands in the United States, one of the largest import beer markets in the world.

Driving continuous improvement in Canada

Molson recognizes that driving cost savings and achieving global brewing standards are key to profitable growth in Canada. The Corporation will pursue continuous improvement, building on significant progress made over the past four years, and strive to reach performance levels that match global brewing standards.

The Molson Strategy

Molson remains focused on five key objectives for sustainable shareholder value which were introduced in June 1999:


1. Grow operating profit
2. Grow market share
3. Grow volume
4. Organizational renewal
5. Improve quality

"Regaining momentum is the critical objective of the Molson management team and the focus of the whole Corporation."

Molson's ability to deliver on the commitments made to shareholders during fiscal 2004, was challenged in many ways. After four years of delivering more than 14.5% operating profit growth, Molson's performance fell short of the commitments to shareholders. Consolidated operating profit remained virtually the same as the previous year at $512.2 million [(i)]. Net earnings decreased 23.2% to $237.0 million. Net earnings per share fell from $2.42 to $1.86 per share.

In Canada, operations maintained double-digit growth, yet the domestic market did prove to be more difficult than expected, especially in two key regions – Alberta and Ontario – where discount activity was particularly strong, and where Molson was slow to respond. The slow response impacted all aspects of the business in Canada: market share, volume and, to a lesser extent, operating profit. Plans and strategies were devised to correct these shortfalls.

In Brazil, as the competitive landscape heated up to an unprecedented level, Molson was confronted with the need to address core operational issues. These issues required a singular focus before plans to reverse the volume decline could actually be developed and implemented.

Notwithstanding the constant pressure, the Corporation remained focused on and committed to delivering the longer term objectives:

- **Grow operating profit in the double-digit range**
- **Grow market share**
- **Grow volume by 4% to 5% annually**
- **Organizational renewal**
- **Improve quality**

Beyond the operating profit emphasis, market share was addressed through a considerable effort to enrich and revitalize the segments within the Molson portfolio of brands in Canada. CANADIAN was the focus of a significant brand building effort that will continue into the new fiscal year. A strong push for innovation paved the way for several new market initiatives that were launched in the latter part of the fiscal year, and that are expected to be the cornerstone for share and volume growth during fiscal 2005. A new organization that is both brand and market focused, and designed to address the previous shortcomings, is being implemented in Canada.

(i) *Excluding the charge for rationalization costs of $36.3 million in fiscal 2004; the charge for rationalization costs of $63.5 million and the $64.2 million gain on sale of 20% of Molson's Brazilian operations in fiscal 2003.*



Responses to an equally challenging market in Brazil were quite similar. With the backdrop of a contracting beer market and very high level of competitive activity, Molson spent most of the year retooling the critical sales and marketing operations and realigning the distributor network. Reinvesting to rebuild the brand equity of the flagship brand was also at the top of the list of priorities.

In essence, through the many initiatives and changes implemented in the last months of fiscal 2004, as well as after year-end – including the operational restructuring in Canada – the foundation has been laid for regaining momentum in fiscal 2005.

Regaining momentum is the critical objective of the Molson management team and the focus of the whole Corporation. The organizational design, the people, the go-to-market strategy, the investment plans and the speed of decision-making have all been addressed to deliver renewed momentum and the profit commitments made to shareholders.

Acknowledgements

Though Molson did not deliver on the key objectives, it is important to recognize the dedication and the commitment that underpinned the sustained efforts of all Molson employees in Canada, Brazil and the United States. Molson is relying on employees' resolve and passion to help rebuild momentum and once again experience greater market success.

As this report marks the end of the fiscal year, Molson wishes to acknowledge the invaluable contribution of the Board members who will be leaving Molson Inc. following the 2004 Annual Shareholders' Meeting: *Dr. Lloyd I. Barber, Matthew W. Barrett, Donald G. Drapkin, Luiz Otávio P. Gonçalves and R. Ian Molson.*

The Board will not be seeking immediate replacements for these directors and will be comprised of ten members going forward.

(Signed Eric H. Molson)	(Signed Daniel J. O'Neill)
Eric H. Molson Chairman of the Board	Daniel J. O'Neill President and Chief Executive Officer

1. Grow Operating Profit

how?

by growing revenue and saving costs


RICKARD'S

Grow Operating Profit

The objective to "grow operating profit" underpins Molson's vision of regaining a position as one of the best performing brewers in the world. Fiscal 2004 was marked by numerous actions designed to improve profits over time. The year saw a decline in the EBIT growth pattern established in recent years. EBIT remained virtually unchanged compared to fiscal 2003 (i) and did not reach the stated EBIT growth target of 14.5% as a result of lower than expected volumes in Canada and Brazil. Going forward, the target is double-digit EBIT growth.

In defining the strategy to continue to grow profits, Molson looked at the performance of the most successful global brewers that consistently improved revenue and profit margins in established markets. That analysis reinforced Molson's focus on three major elements:

1. **Profitable volume and share growth**
2. **Revenue growth – through both pricing and product mix improvement**
3. **Cost savings**

This section covers off the revenue growth and cost savings elements, and profitable volume and share growth will be covered off in the following sections.

Canada

The key in continuing to improve profit margins in Canada is to grow revenue at least in line with inflation while ensuring that cost savings offset all or part of the natural inflation affecting the cost base. The goal is to keep revenue increasing and costs decreasing in real terms, over time. This objective is core to Molson's long-term profit plans.

Revenue Growth

The second lever, revenue growth, is driven by volume, pricing and portfolio strength. Beyond volume, which is driven by category growth, pricing has always been a significant contributor to profit improvement and it is expected to continue in that role. As well, profits can be impacted positively by having consumers consolidate their brand choices within the Molson family of brands and by having them migrate their brand choices towards the upper segments of the portfolio.

To fully understand and leverage pricing, Molson needed in-depth knowledge of the key elements affecting the pricing equation of the various brands, the types of packaging, as well as the channel profitability. Consequently, in fiscal 2004, Molson built on initiatives started a year earlier. Financial and operating information system upgrades continued with the phased implementation of the SAP system to bring better tracking and modeling of the different measures of profitability.

Molson also strove to strengthen its brand portfolio and product offering where pricing prospects were strong and growth rates attractive. Product introductions in the super premium segment, like MARCA BAVARIA and MOLSON ULTRA this year, and packaging initiatives such as the RICKARD'S Taster's packs demonstrated this focus. Similarly, the launches of EXLIGHT and CANADIAN LIGHT, positioned high profit margin brands in the growing light beer segment.

(i) *Excluding the charge for rationalization costs of $36.3 million in fiscal 2004; the charge for rationalization costs of $63.5 million and the $64.2 million gain on sale of 20% of Molson's Brazilian operations in fiscal 2003.*

Cost savings
An extensive Global Benchmarking Study completed in 2002, measuring best-in-class global brewing practices in peer companies, inspired Molson to embark on a new cost savings program for the fiscal 2004 to 2006 period. Project 100, announced in March 2002, targeted $100 million in cost savings. By the second quarter of fiscal 2004, additional opportunities were identified and the objective was increased to $125 million, and Project 100 was renamed Project 125. Over the three-year span:

- Capacity utilization savings are expected to reach $41 million through improved brewery assets usage and equipment modernization.
- Best-in-class practices and materials sourcing aim at procurement savings of $35 million.
- Costs savings of $40 million for distribution are anticipated through capital investment, productivity and supply chain integration.
- Savings in organizational costs of $9 million are planned.

Brazil
The strategic plan designed to grow Molson's Brazilian operations is articulated around three key components: the optimization of the distribution network; the strengthening of brand equity; and the reduction of operating costs. All three address the profitability of the operations. In fiscal 2004, Cervejarias Kaiser made considerable strides to engage and realign the Coca-Cola bottler/distributor network in an effort to better leverage the footprint and volume opportunities, and a number of measures were taken to address the cost structure.

Revenue Growth
During the past fiscal year, the Brazilian subsidiary, supported by the Coca-Cola bottler/distributor network, revamped sales capabilities and developed a regional sales strategy. Based on this new strategy, sales centers in six regional markets were implemented. The investment impacted operating profit in the short term, yet it was required to reverse the declining volume trend.

Over the course of the fiscal year, Cervejarias Kaiser made an effort at reducing the price gap between the KAISER PILSEN brand and main competitor brands. While prices were increased by 16% over the twelve-month period, the price gap remained. Efforts were also made to improve the product mix between the more profitable returnable bottles sold in bars and restaurants and the less profitable non-returnable cans sold in supermarkets. It is expected that the more targeted distribution agreement with the Coca-Cola bottler/distributor network as well as the sales centers will be key in reducing the price gap in the coming year.

Cost Savings
Cervejarias Kaiser completed the second year of a three-year R$200 million cost savings program called Projeto Duzentos, aimed at reducing costs in capacity utilization, procurement, logistics and organization, while creating revenue synergies. Over the course of fiscal 2004, the organization realized approximately R$80 million in savings, driven by an organizational redesign and the closure of the Ribeirão Preto brewery. Adding in the cost savings achieved in fiscal 2003 brought the program's total to R$152 million, leaving R$48 million in cost savings to be achieved in the final year of Projeto Duzentos.

United States

After recording total volume growth for the first time in eight years in fiscal 2003, Molson USA continued to grow the CANADIAN brands in fiscal 2004. The impact of this growth, coupled with successful cost containment, despite adverse currency movements, enabled Molson USA to cut in half its EBIT deficit.

Alignment of Shareholder and Employee Interests

Aligning employees' efforts to realize profit growth is central to Molson's strategy. Compensation plans were designed to motivate employees at every level to behave as shareholders. Programs such as:

- the Employee Share Ownership Program (MESOP) through which 57% of employees were shareholders of Molson,
- the stock option plan which incentivized 202 members of management and
- the senior executive minimum shareholding requirements,

each contributed to focus employees on value creation through operating profit growth. In addition, the Economic Value Added (EVA®) program introduced in fiscal 2001, continued to act as the measuring tool for investment management and the basis for employee bonus attribution.

EBIT (i) remained virtually unchanged compared to fiscal 2003 and did not reach the stated EBIT growth target of 14.5% as a result of lower than expected volumes in Canada and Brazil. Going forward, the EBIT target is double-digit growth.

EBIT (i)

(Dollars in millions)


$302.1
$371.8
$511.9
$512.2
2001
2002
2003
(restated)
2004

(i) Excluding the charge for rationalization costs of $36.3 million in fiscal 2004; the charge for rationalization costs of $63.5 million and the $64.2 million gain on sale of 20% of Molson's Brazilian operations in fiscal 2003; and the charge for rationalization costs of $50.0 million in fiscal 2002.

Grow Operating Profit

Segmentation of EBIT (i)
(Dollars in millions)



□ Canada
□ Brazil
□ United States
Consolidated
371.8
511.9
512.2
F'02
F'03 (restated)
F'04

EBITDA Margins (i) (%)



Molson Consolidated
□ Canada
20.3
22.5
22.9
26.3
22.8
28.1
F'02
F'03 (restated)
F'04

Fiscal 2004 was marked by considerable activity in implementing the right measures to improve profits over time but represented a pause in historical EBIT growth, which did not reach the stated target of 14.5% as a result of lower than expected volumes in Canada and, especially, Brazil.

As in previous fiscal years, the EBITDA margin (i) in Canada continued to progress in fiscal 2004. On a consolidated basis, margins (i) were impacted by the retooling of the marketing and sales functions in Brazil.

Cost Savings Program in Canada: Project 125
(Dollars in millions)



□ Achieved in F'04
F'05 to F'06 targets
41
35
40
9
Production
Procurement
Distribution
Organization

Cost Savings Program in Brazil: Projeto Duzentos
(Reais in millions)



■ Achieved in F'03
□ Achieved in F'04
F'05 targets
43
53
20
60
24
Production
Procurement
Distribution
Organization
Other

The target of $125 million in cost savings, announced in September 2003, for the fiscal 2004 to 2006 period, aims to align Molson's cost structure in Canada with those of the best-in-class global brewers as documented in an extensive Global Brewing Benchmark Study completed in 2002. At the end of fiscal 2004, $45 million of the objective was in place.

Launched in May 2002 as Projeto Cem, this cost savings program in Brazil exceeded expectations in the first year and was expanded to Projeto Duzentos, targeting R$200 million in cost savings for the fiscal 2003 to 2005 period. Two years into this program, R$152 million in savings had been implemented.

(i) See note on the previous page.

2. Grow Market Share

how?

by building brand equity and innovating


CARBS / DE GLUCIDES
COLD
DRY
CANADIAN

Canada

In Canada, the objective of growing market share was challenging, yet successful in some areas. Total market share decreased 0.6 points from 44.4% to 43.8% over the past fiscal year, however, core brands progressed 0.9 points with core owned brands contributing to that performance. The growth of core owned brands represents an important step towards rebalancing Molson's brand portfolio in favor of owned brands. Molson participates in all segments of the market in Canada – super premium, premium, light and value – and has a clear strategy for leadership in each segment.

In the **Quebec/Atlantic** region, Molson was successful in gaining total market share, with a final tally for the year of 43.8% in the region – up 0.8 points over last fiscal year. The increase can be attributed to organic growth within the entire region, but more importantly to growth of 0.9 points in Quebec, where market share reached 49.7%.

Molson's super premium segment gained share in the Quebec and Atlantic regions. All major brands in the segment advanced: imports, such as MARCA BAVARIA despite the fact that it was launched later than in other parts of the country, as well as domestics, through the RICKARD'S family of brands. The light segment continued to be a major source of growth in fiscal 2004 as COORS LIGHT was flanked by EXLIGHT, a new owned brand. The Corporation's objective was to have the EXLIGHT brand gain and secure the number two position in this segment, a position it achieved in its initial year.

In the premium segment, MOLSON DRY and EXPORT ran up against the strength of other Molson portfolio brands in the super premium, light and value segments. The CARLING BLACK LABEL family performed well as a near-premium brand in the value segment, gaining share in the region.

The **Ontario/West** region experienced similar share growth in the super premium category, led by MARCA BAVARIA. Over fiscal 2004, MARCA BAVARIA held the number seven spot in the super premium import segment, while RICKARD'S, the other Molson owned brand, also showed progress. MOLSON ULTRA, a new and late addition to the super premium segment, took off strongly in the Ontario/West region and North American trends suggest the segment will continue to grow for the foreseeable future. Molson plans to build on this momentum with the introduction of MOLSON ULTRA in draught and single serving slim cans.

In the premium segment, CANADIAN was impacted by the accelerated development of the value segment particularly in Ontario and Alberta, where competitive product offerings were at the bottom of the pricing spectrum. In those markets, the CARLING BLACK LABEL brand was successfully positioned as excellent quality at the right price. Finally, CANADIAN LIGHT testing was completed at the end of fiscal 2004 and strong consumer demand for the product has paved the way for a national roll-out in fiscal 2005.

Brazil

In fiscal 2004, Cervejarias Kaiser was confronted with an extremely competitive environment in Brazil. KAISER PILSEN came under significant pressure from competitor brands that recorded unprecedented advertising spend, all this while the organization was focusing on rebuilding the sales function to improve the ability to execute in the market place. Consequently, market share in Brazil declined from 14.6% in fiscal 2003 to 12.4% in fiscal 2004.

The Brazilian subsidiary took a major step forward in the latter part of fiscal 2004 by rebuilding the flagship KAISER PILSEN brand. It moved to change the image of the brand, reformulated the liquid and launched a new advertising campaign. Extensive market research went into the reformulated KAISER PILSEN, billed as the new beer tailor-made to meet the Brazilian beer drinker taste profile. Cervejarias Kaiser is poised to see the results of this investment in fiscal 2005.

United States

Molson USA continued to focus on creating momentum for the CANADIAN trademark within the import beer segment, while attempting to slow the market share erosion of GOLDEN and MOLSON ICE. The CANADIAN trademark grew by 26% in fiscal 2004. In the 2003 calendar year, CANADIAN was the fastest-growing of the top 25 import brands in the United States. MOLSON ICE was supported mostly through point of sales material and promotional pricing, while GOLDEN's volume continued to move over to the CANADIAN trademark.

Molson used print, radio and outdoor advertising as the primary means of winning the young adult consumer with the base positioning of "helping people connect". The positioning was supported on-premise with Molson Twin Labels (back labels with witty sayings) which remained very popular with consumers and bar staff. Two hundred and twenty different back labels have been produced to date.

Molson USA also conducted Chiller Beach promotions in 13 markets across the United States. These promotions were on-premise parties to which patrons won entry and were treated to various forms of entertainment.

Going Forward

Innovation will be the cornerstone to grow market share, playing a key role in building opportunities for growth in the super premium segment and in bringing news to the existing premium brands in Canada.

Sustained efforts will be made to strengthen the CANADIAN brand in the premium segment. Significant upgrades of several elements of the marketing mix were developed in fiscal 2004 and will be launched during fiscal 2005. Among them were the redesigned packaging including a customized die-cut label for bottles, a new look for cans, as well as a refreshed outer case. These changes have scored strongly in consumer research with respect to purchase intent, quality image and more contemporary look and feel. In addition, CANADIAN LIGHT will be rolled-out nationally in fiscal 2005, further cementing the Corporation's leadership in the light beer segment.

In Brazil, Cervejarias Kaiser will continue to invest in the brands and to enhance on-premise market execution in an effort to reverse the market share trend and will focus on expanding numeric distribution to drive increased sales of the 600ml returnable bottles. The resulting expanded distribution will be backed up by greater media support to generate increased trial.

In the United States, the market for imports grew 3.5%, and Molson USA is committed to making the right investments in order for the CANADIAN trademark to capitalize on and exploit this growing segment. Molson USA will focus on continuing to improve brand presence in fiscal 2005 in the on-premise channel. This remains crucial to raising the profile of the Molson brand among young adult consumers.

Grow Market Share

Core Brands Share of the Molson Portfolio in Canada (%)


□ Core brands
■ Unsupported brands
10.3 - 34.7
9.3 - 35.8
8.8 - 35.6
7.3 - 36.5
F'01
F'02
F'03
F'04

Estimated segmentation of the Beer Market in Canada


Super premium imports
8%
Super premium domestic
8%
Value
17%
Light
13%
54%
Premium

Cervejarias Kaiser Share of the Beer Market in Brazil (%)


16.2
13.6
13.9
14.6
12.7
12.9
12.1
12.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
F'03
F'04

CANADIAN Share of the Molson USA Portfolio (%)


19.7
25.7
35.8
44.3
F'01
F'02
F'03
F'04

3. Grow Volume


LIGHT

how?

by developing markets and strengthening sales

Volume by geographic sector (%)


United States
8.3%
Canada
44.9%
Brazil
46.8%

Grow Volume

Canada

Overall, Molson volume progressed 0.7% in Canada, reaching 9.43 million hectoliters, yet it recorded slower growth than the industry which moved up 2.0%. As was the case in fiscal 2003, new initiatives in the light and the super premium domestic and import segments contributed to the higher volume level.

The **Quebec/Atlantic** region recorded volume growth of 3.3% over last year. Product introductions and new packaging were the biggest drivers of volume. EXLIGHT in the light premium category, MARCA BAVARIA and MOLSON ULTRA, a new lower-carbohydrate entry, in the super premium segment are prime examples of these efforts. In the on-premise channel, long-term commitments with leading accounts such as East Side Mario's and Casey's in Quebec (Prime Restaurants of Canada) and La Cage aux Sports were also renewed, thus contributing to a solid volume foundation. Volume in Quebec was 2.7% higher than the previous fiscal year.

Volume in **Ontario/West** decreased 0.6% over the prior year. Notwithstanding this drop, Molson drove efforts to build volume in specific areas. In the retail channels, Molson increased the focus on the LCBO stores, proactively managing its presence throughout the store network. This focus contributed to higher year over year volume in the channel. In Alberta, where the private retail network dominates the landscape, Molson bolstered the sales group to address this network and volume has grown with the larger customers. In the on-premise channel, Molson continued to strengthen its relationships with several key large customers, such as Cara Operations, The Keg® and Boston Pizza. It also added another large account, Shoeless Joe's, a chain of sports-themed casual dining restaurants across Ontario.

Brazil

In the past year, Molson's Brazilian operations experienced a volume drop of 17.5% over the previous fiscal year in a market where the industry volume itself declined by an estimated 3.4%. In the São Paulo region, the largest region from a volume perspective, the volume drop was significant and represented approximately 46% of the total volume drop during the year. A series of measures were taken to bolster the sales activity. Among them, the hiring of key sales leadership with beer sales experience; the creation of Kaiser-managed sales teams to work with the Coca-Cola bottler/distributors in six key regions including São Paulo; the introduction of sales plans, standards and objectives; and the implementation of sales technology to assist with on-premise tactics. In the latter part of fiscal 2004, these measures contributed to lessen the decline in volume and even to reverse the negative trend in some geographic areas.

United States

In fiscal 2004, Molson USA grew volume by 1.4%. Volume for the CANADIAN trademark grew 26%, while volumes for MOLSON ICE and GOLDEN were down 12% and 18% respectively. This reflected Molson USA's strategy to aggressively grow the CANADIAN trademark in key US markets.

Toward the end of fiscal 2004, Molson seized a market opportunity by introducing MOLSON XXX, a full-flavored, full-strength beer, into a select set of North East markets. Though virtually unsupported, MOLSON XXX was very well received by distributors and consumers alike and contributed to volume growth.

The Corporation continued to align itself more closely with the Coors distribution network in key Molson markets. By March 2004, Coors distributors accounted for 85% of Molson USA's distributors. This strategy delivered improved results and better leverage of the Coors local market infrastructure.

Going Forward

Considerable foundation work was laid for the coming year. Product innovations launched towards the end fiscal 2004, such as COLD SHOTS, CANADIAN LIGHT and MOLSON ULTRA, should propel volume growth across Canada in fiscal 2005. As well, advances in packaging will continue to be a means for refreshing the core owned brands and for competitively responding to key on-premise account needs, such as EXLIGHT and MOLSON ULTRA in draught.

In Brazil, Molson is encouraged by initial signs emerging from the corrective measures put in place to generate sales and from efforts made to enhance relationships with Coca-Cola bottler/distributors. These initial signs could lead to volume improvements during the coming fiscal year.

Molson USA's primary goal for fiscal 2005 is to grow overall volume on the strength of the CANADIAN trademark. Packaging innovation will remain a key part of volume delivery in the retail channel as a way of making a meaningful contribution to retailers and distributors. Molson USA will continue to expand beyond the North East and Mid-West markets. The opportunity for further growth is substantial, given the CANADIAN momentum in the past year and because the import segment represents 23 million barrels (27 million hectoliters) of the total US beer market, exceeding the size of the market in Canada.

Grow Volume

Molson volume grew slightly in Canada, was virtually flat in the United States and decreased substantially in Brazil.

Volume by region

(Hectoliters in millions)



Canada
Brazil
United States*
14.36
23.07
21.03
11.94
9.85
2.96
1.90
1.77
1.75
9.50
9.36
9.43
2002
2003
2004

* *Includes partners' volume (Foster's and Asahi) produced for the United States*

4. Organizational Renewal



how?

by leveraging and developing talent

Fiscal 2004 represented a year focused on attracting and developing people, and putting in place the appropriate organizational design for the future.

Organizational Design

To address the need to regain momentum, Molson made fundamental organizational changes in both Canada and Brazil.

In Canada, in the latter part of the year, a new structure was designed to deliver both profitable volume and share growth by focusing on priority brands and priority markets through a national brand group and an integrated but decentralized sales organization connected to the local markets. When implemented in April 2004, the new organization leveraged the depth and expertise within it by moving strong performers into high-impact roles with national scope. From a succession planning perspective, it will develop additional strong talent for key senior management positions.

In Brazil, Cervejarias Kaiser rebuilt the leadership and put in place regional sales managers whose objectives are to deliver improved numeric distribution. This move was followed by the hire of more than 1,200 experienced sales people in six regional sales centers. While experienced in their field, they were rigorously trained and equipped to be effective in the on-premise area and to sustain quality implementation of promotional and sales strategies and tactics in the market. In addition, Cervejarias Kaiser hired a new head of marketing and a new advertising agency, both to strengthen brand equity.

Leadership Development and Succession Planning

Similar to fiscal 2003, the Corporation identified a select group of high potential employees who benefited from a series of development activities which included enriched on the job development, 360° development feedback, classroom sessions and mentoring from senior executives. Several participants in these development activities have moved on to more senior positions in the Corporation over the past twelve months.

Over the years, the Corporation has enhanced its strong commitment to the Production Leadership Program focused on hiring high potential post-secondary graduates and providing significant development through job rotations during their initial two years with Molson. This program has produced many of the Corporation's technical and brewing leaders. Additional emphasis is being placed on developing the leadership qualities of program members while maintaining the high standard of technical excellence. The depth of brewing expertise remains critical for product quality innovation and cost competitiveness.

The Corporation also continued to reinforce its commitment to succession planning by cascading the process down through the organization, holding functional reviews and implementing a scorecard to monitor progress.

In fiscal 2005, the Corporation will be rolling out a program to develop a stronger talent pipeline in the strategic marketing function. The program is based on best practices learned from other leading marketing companies. The program will attract top university graduates, as well as early career individuals who have exhibited strong performance capabilities, and provide the training and coaching programs to develop them into outstanding marketers.


Summer 600

Optimal Work Environment

Molson continued to implement an Optimal Work Environment philosophy designed to improve the overall workplace. Areas of continuous improvement included development and enhancement of team leaders' roles in the breweries, standard skill training programs and increased business communications at all breweries.

Long-term labor agreements were reached with unions representing employees at the Toronto, Montreal and Edmonton breweries, as well as with Quebec employees in the distribution area. These agreements met employees' needs and provided the Corporation with the operating flexibility required to meet financial goals. For example, in terms of operational flexibility, they allowed for the implementation of semi-autonomous teams in the brewery and distribution operations. This kind of team set-up encourages employee empowerment and ownership of project improvement results.

The Corporation continued to increase employee involvement in the workplace. For example, employees participated in the decision-making process relating to capital investments for the Toronto and Edmonton breweries. As well, current upgrades in employee facilities include a physical fitness center in Toronto and improved cafeterias in Edmonton and Toronto.

5. Improve Quality



how?

by reaching best-in-class performance

Canada

The corporate-wide initiative called Renaissance in Brewing continued in fiscal 2004. This initiative is designed to deliver world-class performance through process improvement, capital investment and the power of its employees.

The global benchmarking study completed in fiscal 2002 established targets which define best-in-class performance for the brewing facilities. Improvements against these targets were achieved during fiscal 2004. Lines ran more efficiently and productively, utilities usage and waste was reduced, quality improved and the workplace made safer. Many of these improvements were made possible through capital investment.

A new can line installed in Vancouver during fiscal 2002 has improved continually in both the mechanical aspects of the line and the working practices of the team accountable for its operation. By the end of fiscal 2004, the line had achieved productivity and efficiency performance very close to the best-in-class standard Molson established as a measure of success.

In Toronto, the new bottling line installed at the end of fiscal 2003 underwent a fine-tuning process similar to that undertaken in Vancouver. The Toronto line attained its best performance in the latter part of fiscal 2004 delivering productivity and efficiency performance approaching the target.

Quality is managed at Molson in three distinct categories: incoming raw materials, conversion in the brewery, and consumer and customer satisfaction.

Molson entered the second year of a supplier quality management program enjoying increased participation by the Corporation's supplier base. A key measure of the program tracks brewery satisfaction with the quality delivered. This year, the overall satisfaction rate improved 18%. Molson established a supplier feedback system which focused on team oriented problem resolution. In the past fiscal year, Molson recognized Inland Printing Company as "Supplier of the Year".

Converting raw materials into high quality, cost-efficient finished products the first time every time is Molson's goal. Improvements in this area are made each year. In fiscal 2004, an 18% improvement in "right the first time" manufacture was achieved over fiscal 2003.

Consumer and customer satisfaction is the ultimate measure of quality. The quality of products at retail improved 25% year over year as measured by in market audits conducted by quality professionals. An additional measure of this improvement can be seen in an 8% drop in consumer complaints.

The safety of the work environment and employees is of paramount importance to Molson. Through continuous improvement activities in the breweries, the frequency of lost time accidents fell 16% and the severity of those accidents was down 11%.

Two years into the Renaissance in Brewing, Molson estimates that it is one third of the way to achieving the goal of best-in-class brewer status.

The Brewing Process

Brewing methods are rooted in a tradition of quality where the finest natural ingredients and the best brewing methods are combined by experienced brewmasters to brew award-winning beers. All production processes are regularly re-evaluated to enhance effectiveness in turning quality ingredients into quality beer.


MOLSON

Brazil

At the time of acquisition, Cervejarias Kaiser was performing close to best-in-class standards as defined by the global benchmarking study. It continued to improve its performance, striving to achieve on all measures. The focus in fiscal 2004 was threefold, a) continuously improved knowledge transfer, b) capacity optimization and c) synergistic opportunity delivery.

In fiscal 2004, activities were completed, which harmonized many measures of performance between Cervejarias Kaiser and Molson to achieve knowledge transfer. The process began with the transfer of a brewery management approach from Cervejarias Kaiser to Molson. This will supplement our overall Production Strategy.

Optimization of capacity within the brewing network in Cervejarias Kaiser continued during fiscal 2004 with the closure of the Ribeirão Preto facility. This is the fourth brewery closure in two years.

In the Queimados brewery near Rio de Janeiro, capital investment was completed to add the capability to supplement the North American MARCA BAVARIA launch with new packaging formats and specialty packs and to support the brand's further geographic expansion.

United States

Molson USA made significant improvements to quality in fiscal 2004, leading to the strongest distributor satisfaction numbers it has ever achieved. Logistically, moving beer from the brewery through distributors to the final consumer was streamlined. In fiscal 2004, beer arrived at market five days earlier and fresher than it did the previous year. These enhancements in supply chain and logistics made Molson USA competitive with the leading import in the benchmark distributor service ratings.

Going Forward

Molson made great strides in fiscal 2004 toward the achievement of best-in-class brewer status in all performance measures.

In fiscal 2005, Molson will continue to enhance and execute against the roadmap to close the gap. Molson is evaluating investments in brewing capabilities, improved maintenance practices, additional line upgrades, reduced utilities consumption, and, as always, improved quality and a safer workplace. The Renaissance of Brewing continues on the path to best-in-class.

A Valuable Community Partner



MOLSON

The Molson Donations Fund

Community investment has been a priority since Molson's inception more than two hundred years ago. For the past 30 or more years, the Molson Donations Fund (MDF) has been the main vehicle for the Corporation's charitable contributions within Canada. Donations through the MDF reached $1.75 million in fiscal 2004.

Areas of focus for the MDF include post-secondary campus programs in support of student leadership and volunteerism; retraining programs for disenfranchised young adults; capital projects and enhancements for community centers and arenas; health care initiatives; and the United Way. In addition, Molson has always been proactive in reaching out to Canadians in emergencies that threaten the community.

Since 1990, the Corporation has participated in the Canadian Center for Philanthropy's IMAGINE program, pledging on average a minimum of 1% of Molson Canada's pre-tax income to charitable programs. IMAGINE promotes public and corporate giving, volunteering and support of Canadian communities, and strengthens partnerships between the corporate and charitable sectors.

Molson also makes substantial charitable donations outside the MDF, totaling approximately $8.5 million over the last three fiscal years. Beyond charitable contributions, Molson donated $3.8 million to the development of top amateur athletes, believing that their



Molson takes responsibility for encouraging the development of communities and community spirit.

commitment, their drive and their passion should be recognized and celebrated. The Corporation also directed $2 million to the Molson Local Heroes® program, while approximately $3 million was committed to programs endorsing the responsible use of alcohol.

Student leadership and volunteerism

Organizations supported by the MDF include Frontier College, Canada's original literacy organization. Frontier College's Students for Literacy program recruits, trains and supervises university students who work as volunteer tutors. During the past decade, the MDF has provided over $300,000 to Frontier College to train more than 12,000 university students on more than 40 campuses nationwide. In the last year alone, the MDF's investment in Students for Literacy totaled $50,000.

The Best Buddies program is designed to encourage post-secondary and college students to befriend adults with intellectual disabilities. Since partnering with Best Buddies in 1995, the MDF has provided more than $125,000 to expand the program from Ontario to nearly 60 schools across Canada. Fiscal 2004 marked the beginning of a three-year, $36,000 commitment to this organization.

Outward Bound, an educational organization driven to inspire self-esteem, self-reliance, as well as concern for others, helps build tomorrow's good and caring citizens. With that as a backdrop, Molson kicked off a three-year investment in Outward Bound that will add $30,000 to the organization's financial capabilities to deliver on its mission.











Consistent with Molson's commitment to volunteerism, the Corporation not only matches employees' charitable donations – but also doubles the dollar amount of their contributions if they donate time as well as money.

Amateur Athletics

In February 2004, Molson pledged $3 million over the next six years to the See You In Athens Fund, a not-for-profit organization that supports top amateur athletes in reaching their performance goals and in representing Canada on the world stage.

Prior to the 2004 World Women's Hockey Championship in Halifax, Molson donated $100,000 to the players to offset training costs. Additional donations were made to support amateur hockey programs in New Brunswick, Newfoundland and Prince Edward Island. The Corporation also provided $88,000 to 22 members of the Canadian Rowing Team to help defray expenses in preparing for Athens.

Education

In fiscal 2004, the John Molson School of Business at Concordia University received a third $500,000 installment of a 10-year, $5 million commitment from the MDF. The donation honors John Molson, the Corporation's founder, his descendants and all of the business leaders who have built their careers at Molson, while contributing to Montreal's and Canada's growth and development.

Communities in Crisis





Molson was very active last year in helping Toronto recover from the severe acute respiratory syndrome (SARS) crisis. The Corporation kicked off an initiative that became, over a short period of time, a city-wide project to revive the hurting hospitality workers' industry. By challenging Torontonians to get back to their great social ways, Molson contributed $100,000 from a "pub and bar hop" towards the Molson Hospitality Employee Relief Fund, which offered local industry workers financial help, job search assistance, job retraining, rent bank assistance and food vouchers. Since the city needed greater momentum, Molson became a key enabler in the staging of a major concert headlined by the Rolling Stones: Molson Canadian Rocks for Toronto.

As the largest paid concert event in Canada's history, it attracted almost half a million fans from around the world. Proceeds from the concert were donated to the Molson Hospitality Employee Relief Fund and to the creation of a scholarship fund used by health care providers to upgrade their training in infectious diseases. The concert raised $250,000 for each of these two funds.

The Town of Badger, Newfoundland received $20,000 in assistance when severe flooding occurred in the spring of 2003. In the British Columbia interior, Molson contributed $100,000 to relief efforts for residents affected by forest fires.

Health Care Initiatives

With a special interest in the care provided by large urban hospitals' trauma units, the MDF is a longtime supporter of St. Michael's Hospital in Toronto. The $100,000 donated to date included $25,000 in fiscal 2004 for redevelopment of the Cara Phelan Centre's Trauma and Neurosurgery Intensive Care Unit.

In the 1980s, Molson was among the first large Canadian companies to take a leadership role in the fight against AIDS. The Corporation is the National Founding Sponsor of AIDS Walk Canada, an annual event with participants in nearly 140 communities across the country. It supports major AIDS fundraising initiatives in Montreal, Toronto and Vancouver. During the past fiscal year, a total of $155,000 was directed towards AIDS research and awareness.


MOLSON
DON'T DRINK AND DRIVE. CALL 1-888-TAXIGUY.

MOLSON
Local Heroes®

Responsible Use

Molson recognizes and accepts its important role in encouraging responsible use. The Corporation voluntarily developed programs in support of this objective prior to any other Canadian company. The effort extends well beyond advertising and promoting the safe drinking message. In 1998, Molson was the founding sponsor of 1-888-TAXIGUY, which enables consumers to call or preorder a cab by using the same, easy to remember, toll-free number, in any one of more than 700 Canadian cities and towns. More than 150,000 phone calls have been made to date through the program. Molson promotes the Don't Drink and Drive message at sports and entertainment events, on university campuses and on-premise across Canada.

The Corporation also sponsors cooperative programs within the brewing industry that raise public awareness of responsible use and support research on traffic safety. These programs are operated in partnership with employees, community groups, police and health care professionals.

Local Heroes®

Local Heroes®offers funding to individuals who wish to volunteer and take on a community project such as repairing, revamping or revitalizing existing recreational facilities, which are free of charge and accessible to everyone in the community. Each project was eligible for up to $4,000 from Molson for the cost of materials. Community volunteers contribute the necessary labor and coordinate all project details. In what was the last year for this program, the Molson Local Heroes Program provided more than $612,000 for 373 projects in Canada. During its six-year history, the program invested $4,410,993 for 2,864 projects.

2004 Molson Inc. Financial Review

Management's Discussion & Analysis

- Consolidated operating profit (EBIT) was up 0.1% at $512.2 million and EBIT in Canada up 11.6% to $537.7 million, excluding items noted below(i)
- Consolidated net earnings decreased 23.2% from $308.7 million to $237.0 million. Excluding items noted below (ii), net earnings increased 1.8% to $282.9 million from $278.0 million
- Consolidated net earnings per share decreased 23.1% from $2.42 per share to $1.86 per share. Excluding the items below (ii), net earnings per share increased 2.3% from $2.18 per share to $2.23 per share
- Cash flow from operations before working capital and rationalization costs decreased 9.4% to $335.4 million
- Consolidated net sales revenue up 0.4% to $2.5 billion, net sales revenue in Canada up 3.2%
- Total Molson beer volume down 8.9%: volume in Canada up 0.7% and volume in Brazil down 17.5%
- Core brand market share in Canada up 0.9 share points, total market share in Canada down 0.6 share points

(i) (ii) See notes on following page.

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the year ended March 31, 2004 in comparison with the year ended March 31, 2003, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Overview

In fiscal 2004, the Corporation delivered double-digit operating profit growth in Canada through continued cost focus and production efficiencies as well as improved innovation and a moderately favorable pricing environment. In Brazil, volume declines, as a result of disappointing performances in specific regions, had a negative impact on operating profit. Investment in sales and marketing in Brazil was increased with both the re-launch of Kaiser and the establishment of the new sales centers. Volume performance has started to improve as the sales centers came fully on stream and several Coca-Cola bottlers also showed volume improvement in the fourth quarter of fiscal 2004.

The market share performance was mixed: core brand market share in Canada gained 0.9 share points, while overall market share fell 0.6 share points. Market share in Brazil was 12.4%, down 2.2 share points due to aggressive marketing spending by both major competitors in Brazil.

Net sales revenue
(Dollars in millions)



$1,857.1
$2,102.3
$2,515.2
$2,525.5
2001
2002
2003
2004

(i) *Excluding the charge for rationalization costs in fiscal 2004 of $36.3 million and in fiscal 2003 of $63.5 million and the fiscal 2003 gain on sale of 20% of Molson's Brazilian operations of $64.2 million.*

(ii) *Excluding the after-tax charge for rationalization costs in fiscal 2004 of $38.5 million and in fiscal 2003 of $41.9 million and minority interest of $8.6 million in fiscal 2004 and $8.4 million in fiscal 2003, the fiscal 2003 gain on sale of 20% of Molson's Brazilian operations of $64.2 million and, in fiscal 2004, a $16.0 million increase in future tax liabilities due to increased income tax rates in Ontario.*

Financial Highlights

Years ended March 31 (Dollars in millions, except per share amounts)	2004	2003 (restated) (i)
Sales and other revenues (ii)	$3,472.8	$ 3,529.2
Brewing excise and sales taxes	947.3	1,014.0
Net sales revenue	$2,525.5	$ 2,515.2
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted	$ 575.3	$ 576.8
Gain on sale of 20% of operations in Brazil	–	(64.2)
Provisions for rationalization	36.3	63.5
EBITDA	539.0	577.5
Amortization of capital assets	63.1	64.9
Earnings before interest and income taxes (EBIT)	475.9	512.6
Net interest expense	91.5	95.4
Income tax expense	166.5	115.0
Earnings before minority interest	217.9	302.2
Minority interest	19.1	6.5
Net earnings	$ 237.0	$ 308.7
Basic net earnings per share	$ 1.86	$ 2.42
Diluted net earnings per share	$ 1.84	$ 2.38
Cash provided from operations before working capital and rationalization costs	$ 335.4	$ 370.1
Dividends per share	$ 0.56	$ 0.42
Weighted average outstanding shares (millions)		
Basic	127.1	127.3
Diluted	129.0	129.5

(i) Restated by $3.7 million for the year ended March 31, 2003 reflecting the previously disclosed stock option expense.

(ii) Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

For the year ended March 31, 2004, net sales revenue increased 0.4% to $2.5 billion. The increase was comprised primarily of a 3.2% revenue increase in Molson's operations in Canada offset by lower net sales in Brazil of 10.4% due to lower volumes.

Net earnings for the year ended March 31, 2004 were $237.0 million compared to $308.7 million for the prior year. The current year's earnings included a charge for a previously announced plant closure in Brazil in the amount of $43.3 million partially offset by a pre-tax gain of $7.0 million, for a net rationalization provision of $36.3 million. Fiscal 2004 also included a $16.0 million non-cash increase in income tax expense due to higher income tax rates in Ontario. The prior year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million.

Net earnings for the year, excluding the non-cash increase in future income tax liabilities of $16.0 million, the charge for rationalization costs in both periods, net of minority interest, and the gain on sale of $64.2 million in the prior fiscal year, were $282.9 million or a 1.8% increase from $278.0 million for the same period last year. Net earnings per share were $2.23 compared to $2.18 per share last year on the same basis.

As disclosed in the first quarter of fiscal 2004, the Corporation started expensing the cost of stock options effective April 1, 2003 with a restatement of the prior year's results. The impact in the year ended March 31, 2004 was $5.2 million and the previously disclosed impact of $3.7 million for the year ended March 31, 2003 was restated in the prior year's figures.

Net interest expense for the year was $91.5 million which was $3.9 million lower than the prior fiscal year reflecting the overall decrease in average net debt in Canada partially offset by higher interest bearing liabilities in Brazil.

The effective tax rate for the year ended March 31, 2004, excluding the non-cash tax expense of $16.0 million and the rationalization provision, was 35.2%. The provision for income taxes for the year ended March 31, 2003, excluding the tax recovery of $21.6 million relating to the provision for rationalization and the gain on sale, was 32.8%. This increase in the tax rate in fiscal 2004 reflected the impact of higher income tax rates in Ontario and the mix of earnings between Canada and Brazil.

There was no tax recovery recorded on the fiscal 2004 first quarter provision for the plant closure or the current year operating losses in Brazil since the Corporation has significant unrecorded benefits of tax losses available for carry forward as well as tax deductible goodwill in Brazil. Any benefit from utilization of these losses will be recorded in the accounts when realized.

Amortization of capital assets for fiscal 2004 decreased to $63.1 million compared to $64.9 million last year primarily due to lower depreciation expense in Brazil resulting from recent brewery closures.

Cash flow from operations before changes in working capital and rationalization costs for the year ended March 31, 2004 decreased by 9.4% to $335.4 million, compared to $370.1 million for the same period last year reflecting higher funding in fiscal 2004 of prior year's EVA bonuses as well as higher cash taxes payable due to the mix of earnings partially offset by higher net earnings before rationalization costs. Cash used for working capital in fiscal 2004 related primarily to higher funding of both income taxes in Canada and accounts payable.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and 50.1% of Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

The following table contains a summary of the Corporation's financial results for fiscal 2004 with a comparison to fiscal 2003:

Years ended March 31 (Dollars in millions)	2004	2003 (restated)
Sales and other revenues	**$3,472.8**	$ 3,529.2
Brewing excise and sales taxes	**947.3**	1,014.0
Net sales revenue	**$2,525.5**	$ 2,515.2
EBITDA before the under-noted	**$ 575.3**	$ 576.8
Amortization of capital assets	**63.1**	64.9
Operating profit (EBIT) before the under-noted	**512.2**	511.9
Gain on sale of 20% of operations in Brazil	**-**	(64.2)
Provisions for rationalization	**36.3**	63.5
EBIT	**$ 475.9**	$ 512.6

The following table details certain financial information by business unit:

	Sales and Other Revenues		Net Sales Revenue		EBITDA		EBIT	
Years ended March 31 (Dollars in millions)	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada (i)	**2,659.3**	2,628.3	**2,065.6**	2,001.4	**581.3**	526.4	**537.7**	481.7
Brazil (ii)	**737.9**	816.0	**396.2**	442.1	**(2.9)**	56.5	**(22.3)**	36.5
United States	**75.6**	84.9	**63.7**	71.7	**(3.1)**	(6.1)	**(3.2)**	(6.3)
Totals before the following:	**3,472.8**	3,529.2	**2,525.5**	2,515.2	**575.3**	576.8	**512.2**	511.9
Gain on sale of 20% of operations in Brazil	**-**	-	**-**	-	**-**	64.2	**-**	64.2
Provisions for rationalization	**-**	-	**-**	-	**(36.3)**	(63.5)	**(36.3)**	(63.5)
Consolidated	**3,472.8**	3,529.2	**2,525.5**	2,515.2	**539.0**	577.5	**475.9**	512.6

(i) EBIT and EBITDA restated by $3.7 million for the year ended March 31, 2003 reflecting the previously disclosed stock option expense.

(ii) Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson volume in Brazil during fiscal 2004 and 2003:

Volume (Hectoliters in millions)	2004 Estimated	2003 Actual
Industry volume in Canada (i)	**21.51**	21.08
Molson (Canada)	**9.43**	9.36
Molson production for shipment to the United States	**1.75**	1.77
Brazil	**9.85**	11.94
Total Molson volume	21.03	23.07

(i) Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Total estimated industry sales volume in Canada increased by 2.0% to 21.51 million hectoliters during the year ended March 31, 2004 compared to fiscal 2003. Molson's volume in Canada increased 0.7% to 9.43 million hectoliters in fiscal 2004 with increases primarily in Quebec and British Columbia offset by volume declines in Alberta and Ontario.

Volume in Brazil was negatively impacted in fiscal 2004 by an overall softening of industry volume, the Corporation's elimination of trans-shipping in specific regions, a disappointing performance in the major market of São Paulo, which was down 33% for the year, as well as strong competitive activity. The establishment of six sales centers, including the important São Paulo region, started to address these volume declines.

Molson's production for sale in the United States was broadly flat with growth in Molson USA brands offset by lower partners' sales.

Molson volume
(Hectoliters in millions)



11.74
14.36
23.07
21.03
2001
2002
2003
2004

Canada

Net sales and other revenues increased by 3.2% to $2.1 billion in the year reflecting marginally higher volumes and increased selling prices when compared to last year. Excluding the $7.0 million gain on sale of a residual property, operating profit increased 11.6% to $537.7 million for the year ended March 31, 2004 reflecting improved margins resulting from favorable price increases as well as cost efficiencies in manufacturing operations, procurement and fixed overheads.

Market Share

(%)	2004 Estimated	2003 Actual
Including sales of imports:		
Canada	**43.8**	44.4
Quebec/Atlantic	**43.8**	43.0
Ontario/West	**43.8**	45.2

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson continues to concentrate on market share growth of core strategic brands nationally and on key regional markets with strong growth opportunities.

Molson's core brand share continued to perform well with a share increase of 0.9 share points on a national basis during the fiscal year ended March 31, 2004 while average estimated market share for all beer sold in Canada declined 0.6 share points to 43.8% from 44.4% compared to the same period last year. This strong core brand share performance included the benefits of the launch of MARCA BAVARIA across Canada as well as EXLIGHT in Quebec, which surpassed the two main competitors and is now the second-leading light beer in Quebec, and took into account the 0.8 share point decrease of CANADIAN.

The Quebec/Atlantic region's core brand share increased 1.4 share points and total market share continued strong growth with an increase of 0.8 share points from 43.0% to 43.8% despite intense levels of competitive tactical marketing and trade programs in the Quebec super premium and value beer segments. In Quebec, core brand share increased 1.7 share points and total market share increased 0.9 share points from 48.8% to 49.7%. These share gains reflected strong trade programs as well as opportunities created by the labor disruption of a competitor in the second quarter of fiscal 2004.

The Ontario/West region's market share declined from 45.2% to 43.8%. However, core brand market share increased 0.6 share points when compared to the prior year's level. The overall market share decline reflected strong competitor discount pricing activity and Molson's slow response to the value segment, primarily in Ontario and Alberta. The Corporation has undertaken significant activity to address the softening of the Ontario/West share including, but not limited to, a new brand focused organization with increased market focus, a national re-launch of CANADIAN, a national roll-out of CANADIAN LIGHT, the launch of Molson's lower-carb brand MOLSON ULTRA and the launch of COLD SHOTS.

Coors Canada

The Coors Canada partnership is responsible for the management of Coors brands in Canada. Molson brews, distributes and sells the COORS LIGHT brand in Canada.

Coors Canada showed continued strong growth in fiscal 2004 as EBITDA experienced double-digit growth despite an aggressive competitive environment during the year. The COORS LIGHT brand remained the market leader in the light beer segment and continued to be the fourth-largest brand in Canada. In fiscal 2004, COORS LIGHT's estimated average national market share gained 0.5 share points to 8.4% with strong growth primarily in the Quebec market.

Brazil

Net sales revenue for the year ended March 31, 2004 declined 5.6% from R$910.7 million to R$859.4 million reflecting a volume decline of 17.5% which was partially offset by higher net selling prices of approximately 9%. Net sales revenue, as measured in Canadian dollars, decreased 10.4% reflecting the 5.0% decrease in the average Brazilian real exchange rate in fiscal 2004 in addition to the above-noted factors.

The following table (i) summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	BRL		CAD	
Years ended March 31	**2004**	2003	**2004**	2003
(Currency in millions)				
Sales and other revenues	**1,601.1**	1,675.4	**737.9**	816.0
Net sales revenue	**859.4**	910.7	**396.2**	442.1
EBITDA (ii)	**(7.2)**	123.3	**(2.9)**	56.5
EBIT (ii)	**(49.1)**	83.2	**(22.3)**	36.5

(i) Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Results for the year ended March 31, 2004 exclude the rationalization provision of $43.3 million. Results for the year ended March 31, 2003 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

At the end of the first quarter of fiscal 2004, following a poor volume performance, Kaiser, in conjunction with some Coca-Cola bottlers, undertook to implement a strategy to establish a dedicated sales force in six regions in Brazil. The main purpose of this strategy was to improve sales execution while taking full advantage of the Coca-Cola distribution system synergies. The planned six selling regions were established and all were fully operational at year-end. Kaiser had more than 1,200 sales employees in these six regions covering approximately 30% of Kaiser's total volume at year-end.

In addition, as a result of a detailed review of consumer preferences and in response to competitors' activities, the Kaiser brand was re-launched in the fourth quarter of fiscal 2004 with a new liquid, new advertising and new packaging.The volume decline trend improved in the fourth quarter to a decline of 7.2%, reflecting the lowest quarterly decline of the year. However, increased marketing investment from the re-launch and much higher costs relating to the establishment of the sales centers as well as the volume decline resulted in an operating loss of $22.3 million for the twelve-month period.Total market share in fiscal 2004 was 12.4%, which was 2.2 share points below the same period last year, according to ACNielsen data. During the fourth quarter of fiscal 2004, Kaiser improved its product mix to 56% returnable container sales compared to 50% in the third quarter and will continue to focus on maintaining this trend.

Molson continued to implement initiatives to offset the recent currency fluctuation in Brazil including selling price increases, accelerated operating cost reductions as well as efforts to realign product mix to optimize profitability under existing currency conditions. The average exchange rate of the US dollar in the year, including the impact of the Corporation's hedging transactions, was R$3.14 compared to R$2.87 for the same period last year.

The strategy of the Corporation in Brazil is to continue to work with the Coca-Cola distribution network and find appropriate and tailored solutions to address each individual region. The Corporation is of the belief that significant volume increases will be required in the coming 12 to 24 months to provide an appropriate level of profitability to support the increased cost structure.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – CANADIAN, CANADIAN LIGHT, GOLDEN and MOLSON ICE. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

Molson USA continued to focus on building the CANADIAN brand with very positive volume growth of 26% in fiscal 2004 when compared to last year. Furthermore, CANADIAN's volume represented a more significant percentage of the total Molson USA portfolio – growing to 44% in fiscal 2004 from 36% in fiscal 2003. Molson USA also introduced MOLSON XXX in fiscal 2004 at super premium pricing in select Northeast and Midwest markets. Overall, Molson's total volume in the United States for the year ended March 31, 2004 was up 1.4% compared to last year.

Net sales revenue grew 1.5% when measured in US dollars but declined 11.1% in Canadian dollars reflecting the strengthening Canadian dollar in fiscal 2004 when measured against the US dollar. The operating loss of US$4.7 million improved by US$3.4 million when compared to the same period last year due to additional volume and tight control of costs.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

	USD		CAD		Molson 50.1% Share CAD	
Years ended March 31	**2004**	2003	**2004**	2003	**2004**	2003
(Dollars in millions)						
Sales and other revenues	**111.2**	109.4	**150.9**	169.4	**75.6**	84.9
Net sales revenue	**93.8**	92.4	**127.2**	143.1	**63.7**	71.7
EBITDA	**(4.5)**	(7.9)	**(6.1)**	(12.3)	**(3.1)**	(6.1)
EBIT	**(4.7)**	(8.1)	**(6.4)**	(12.6)	**(3.2)**	(6.3)

Other

Provisions for Rationalization

In the first quarter of fiscal 2004, Molson announced additional initiatives to achieve its increased cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million (R$92.2 million) which included primarily fixed asset write-downs of $37.5 million as well as employee severance and other closure costs of $5.8 million. The Corporation continues to seek out new cost savings initiatives and has a group responsible for monitoring and delivering identified savings and any new initiatives.

Also in the first quarter of fiscal 2004, the Corporation completed the sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 million was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

In the first quarter of fiscal 2003, Molson announced certain initiatives to deliver on its commitment to deliver synergies and cost reductions over the next three years in Brazil. These initiatives included the closure of two Bavaria plants and one Kaiser plant for strategic geographic reasons. As a result, Molson recorded a rationalization provision in the first quarter of fiscal 2003 relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and a charge for the termination of the distribution arrangement with Companhia de Bebidas das Américas-AmBev.

Gain on Sale of Brazilian Operations

As part of the Kaiser acquisition, the Corporation sold 20% of its Brazilian operations to Heineken N.V. for $333.9 million. The transaction closed April 17, 2002 and a gain of $64.2 million was recorded in fiscal 2003.

Discontinued Operations

The Corporation has certain obligations relating to its former businesses: Diversey Chemical Specialties, Beaver Lumber and the Sports and Entertainment business consisting of the Montreal Canadiens hockey club and the Bell Centre, formerly known as the Molson Centre. The remaining provisions for discontinued operations are included in deferred liabilities.

Selected Consolidated Financial Information

Annual

Years ended March 31 (Dollars in millions, except per share amounts)	2004	2003 (restated) (i)	2002
Net sales revenue	**$ 2,525.5**	$ 2,515.2	$ 2,102.3
Earnings from continuing operations before the following items, net of tax:	**$ 282.9**	$ 278.0	$ 194.1
Gain on sale of 20% of operations in Brazil	**–**	64.2	–
Provisions for rationalization	**(38.5)**	(41.9)	(33.5)
Minority interest impact on Brazil rationalization provision	**8.6**	8.4	–
Tax adjustments related to changes in enacted future income tax rates	**(16.0)**	–	15.0
Earnings from continuing operations	**237.0**	308.7	175.6
Earnings from discontinued operations	**–**	–	2.0
Net earnings	**$ 237.0**	$ 308.7	$ 177.6
Total assets	**$ 3,930.6**	$ 3,904.1	$ 4,506.3
Total long-term debt	**$ 1,135.4**	$ 1,220.6	$ 1,746.1
Less current portion	**347.0**	40.6	58.9
	$ 788.4	$ 1,180.0	$ 1,687.2
Net earnings per share from continuing operations – basic	**$ 1.86**	$ 2.42	$ 1.46
Net earnings per share from continuing operations – diluted	**$ 1.84**	$ 2.38	$ 1.43
Net earnings per share – basic	**$ 1.86**	$ 2.42	$ 1.48
Net earnings per share – diluted	**$ 1.84**	$ 2.38	$ 1.45
Dividends per share (Class "A" and "B")	**$ 0.56**	$ 0.42	$ 0.38

(i) Restated by $3.7 million reflecting the previously disclosed stock option expense. Fiscal 2002 has not been restated for the effect of stock option expense.

Quarterly
Fiscal 2004

(Dollars in millions, except per share amounts)	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Net sales revenue	$524.8	$623.3	$715.6	$661.8
Earnings before the following items, net of tax:	$ 42.2	$ 59.6	$ 96.5	$ 84.6
Provisions for rationalization	–	–	–	(38.5)
Minority interest impact on Brazil rationalization provision	–	–	–	8.6
Tax adjustments related to changes in enacted future income tax rates	–	(16.0)	–	–
Net earnings	$ 42.2	$ 43.6	$ 96.5	$ 54.7
Net earnings per share – basic	$ 0.33	$ 0.34	$ 0.76	$ 0.43
Net earnings per share – diluted	$ 0.33	$ 0.34	$ 0.75	$ 0.42

Fiscal 2003

(Dollars in millions, except per share amounts)	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
Net sales revenue	$501.5	$641.3	$685.6	$686.8
Earnings before the following items, net of tax (i):	$ 59.6	$ 66.1	$ 82.3	$ 70.0
Gain on sale of 20% of operations in Brazil	–	–	–	64.2
Provisions for rationalization	–	–	–	(41.9)
Minority interest impact on Brazil rationalization provision	–	–	–	8.4
Net earnings	$ 59.6	$ 66.1	$ 82.3	$100.7
Net earnings per share – basic	$ 0.47	$ 0.52	$ 0.65	$ 0.79
Net earnings per share – diluted	$ 0.46	$ 0.51	$ 0.64	$ 0.77

(i) Restated by $0.8 million, $1.0 million, $0.9 million and $1.0 million in each of Q1, Q2, Q3 and Q4 respectively reflecting the previously disclosed stock option expense.

Fourth Quarter Results

Operating profit for the three months ended March 31, 2004 was $83.7 million compared to $114.7 million for the same period last year reflecting a large operating loss in Brazil of $24.5 million resulting from the marketing and sales investments as well as EBIT growth in Canada of 1.4% from $107.1 million to $108.6 million resulting from favorable pricing offset by higher costs due partly to timing when compared to the same period last year.

Net earnings for the three months ended March 31, 2004 were $42.2 million compared to $59.6 million reflecting the decline in EBIT as well as a higher effective income tax rate due to the mix of earnings between Canada and Brazil and the unrecognized tax recovery on the Brazil losses in the quarter. These impacts were partially offset by lower net interest expense in the quarter due to the lower debt levels compared to the same period last year.

Financial Condition and Liquidity

Molson's consolidated balance sheet as at March 31, 2004, together with comparative fiscal 2003 figures, is summarized as follows:

Years ended March 31 (Dollars in millions)	2004	2003
Current assets	$ 430.2	$ 424.2
Less current liabilities	(1,025.4)	(803.5)
Working capital	(595.2)	(379.3)
Investments and other assets	129.7	130.1
Property, plant and equipment	1,022.4	1,026.9
Intangible assets	2,348.3	2,322.9
	$ 2,905.2	$ 3,100.6
Represented by:		
Long-term debt	$ 788.4	$ 1,180.0
Deferred liabilities	359.1	380.5
Future income taxes	400.2	355.0
Minority interest	138.1	152.1
	1,685.8	2,067.6
Shareholders' equity	1,219.4	1,033.0
	$ 2,905.2	$ 3,100.6

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. Long-term debt of $259.9 million has been included in current liabilities, however the Corporation intends to refinance this debt with the term loan or the floating rate notes. The fiscal 2004 working capital deficit, excluding the $259.9 million of long-term debt, was $335.3 million, which was $44.0 million below last year.


Capital Structure
(Dollars in millions)
■ Shareholders' equity
□ Net debt
$1,929.7
$2,849.0
$2,241.4
$2,333.6
2001
2002
2003
(restated)
2004

Contractual Obligations

The following table summarizes the Corporation's obligations to make future payments on long-term debt, lease obligations and other obligations as at March 31, 2004, as well as the expected timing of these payments:

(Dollars in millions)	Fiscal 2005	Fiscal 2006	Fiscal 2007-2009	Thereafter	Total
Long-term debt	$ 347.0	$ 202.8	$ 208.1	$ 377.5	$ 1,135.4
Operating leases	23.7	19.4	33.1	39.0	115.2
Purchase obligations	52.5	–	–	–	52.5
Other long-term obligations	8.7	24.6	26.8	3.1	63.2
Total contractual obligations	$ 431.9	$ 246.8	$ 268.0	$ 419.6	$ 1,366.3

Capital Spending

Molson's capital spending of $88.0 million in fiscal 2004 (2003 – $85.9 million) was concentrated primarily in Canada as well as on the facilities in Brazil. Capital spending in Canada in the amount of $59.7 million supported the Corporation's strategic requirements to upgrade capacity and efficiency and was incurred primarily in the Toronto and Montreal breweries. Capital spending in fiscal 2005 is expected to be approximately $100 million, including approximately $75 million on brewing facilities in Canada.

Molson expects to fund fiscal 2005 capital expenditures from operating cash flow. All capital projects are subject to an economic value added (EVA) analysis to ensure that spending is prioritized to maximize shareholder value.

Shareholders' Equity

In fiscal 2004, as part of the Corporation's previously announced normal course issuer bid, Molson repurchased 751,000 Class "A" shares (2003 – 1,281,275) and no Class "B" shares (2003 – 100,000) at prices ranging between $32.15 and $34.99 (2003 – $31.62 and $38.16). The share buy-back is consistent with the Corporation's objective to offset the dilutive impact from the granting of stock options.

Molson's capital stock increased $12.9 million to $732.3 million as at March 31, 2004 reflecting the issuance of stock dividends and the exercise of stock options, partially offset by shares repurchased by the Corporation during the year.

Shareholders' equity at March 31, 2004 included cumulative unrealized translation adjustments of $340.3 million compared to $363.2 million at March 31, 2003 reflecting the net change in foreign currency denominated net assets of self-sustaining foreign operations on their translation into Canadian dollars at year-end. The translation adjustments for the year mainly reflected the relative strengthening during fiscal 2004 of the Brazilian real compared to the Canadian dollar.

Molson's book value per share based on shareholders' equity increased 17.9% to $9.57 at March 31, 2004 from $8.12 at March 31, 2003, reflecting net earnings of $237.0 million in the current fiscal year and the positive impact of the foreign currency translation account adjustments.

Dividends

Dividends declared to shareholders totalled $71.2 million in fiscal 2004, compared with $53.5 million in fiscal 2003. In fiscal 2004, Molson's quarterly dividend rate was increased by $0.03 or 27% to $0.14 per share effective in the first quarter. In fiscal 2003, the quarterly dividend was also increased by $0.01 or 10% to $0.11 per share in the third quarter. For fiscal 2005, the quarterly dividend is being increased by 7% to $0.15 per share.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which targets a dividend payout range of 25% – 30% of trailing net earnings.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt at March 31, 2004 and 2003 was as follows:

Years ended March 31 (Dollars in millions)	2004	2003
Molson Inc.		
Term loan	$ 59.9	$ 329.3
Debentures	150.0	149.7
Floating rate notes	250.0	–
Molson Canada		
Term loan	–	99.9
Debentures	577.6	580.5
Brazil	97.9	61.2
	1,135.4	1,220.6
Less current portion	347.0	40.6
	$ 788.4	$ 1,180.0

The Corporation's 18-month bridge facility of $300.0 million expired on September 17, 2003 and was partially refinanced with $200.0 million of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0 million. The Corporation's $625.0 million revolving facility expiring on March 17, 2005 was used to refinance the remaining $100.0 million balance of the bridge facility. On October 17, 2003, the Corporation completed a second issuance of $50.0 million of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct, unsecured obligations of Molson Inc. and were offered by way of a private placement in Canada.

The Molson Canada $100.0 million credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 million credit facility. As at March 31, 2004, $59.9 million was drawn on the $625.0 million facility.

The Corporation's long-term debt in Brazil represented various facilities denominated in Brazilian reais bearing interest at rates averaging 20.2% during the year (2003 – 18.5%). Of the amounts drawn, $87.1 million (2003 – $40.6 million) is due within the next fiscal year and is classified as current. Certain loans are secured by liens on the machinery and equipment and by real estate mortgaged.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan, the 5.5% debentures and the $50.0 million floating rate note are classified as current liabilities. It is the Corporation's intention to refinance with either the term loan or the floating rate note program.


Net debt-to-capital ratio
■ Shareholders' equity
□ Net debt
59:41
59:41
54:46
48:52
2001
2002
2003
2004

On December 16, 2003 Standard and Poor's revised the outlook on Molson Inc. to stable from negative as a result of the significant debt reduction. At the same time, the BBB+ long-term debt rating was affirmed.

Dominion Bond Rating Service credit ratings for Molson Inc. and Molson Canada were unchanged from last year at A (low) and A respectively, both with a stable trend.

On September 30, 2003, the Corporation entered into an interest rate swap for $100.0 million which converted a portion of the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party. The Corporation also has an interest rate swap for $100.0 million which converts a portion of the Molson Canada debenture due June 2, 2008, with a fixed rate of 6.0% to a variable rate. The swap expires on June 2, 2008.

The Corporation's net debt to capital ratio improved to 48:52 compared to 54:46 at March 31, 2003 reflecting both the current year's debt reduction and net earnings.

The Corporation has a securitization arrangement for the sale, with limited recourse, of certain accounts receivable. As of March 31, 2004, Molson received total proceeds of $87.0 million from the sale of a portion of the outstanding receivables, compared to $54.0 million received as of March 31, 2003. The program was amended during the year to increase the maximum amount to $150.0 million.

Interest rates on total long-term debt ranged between 3.0% and 9.1% (2003 – 3.7% and 9.1%) in Canada and 15.6% and 22.1% (2003 – 14.3% and 25.8%) in Brazil during fiscal 2004.

Molson utilizes off-balance sheet financial instruments primarily to manage borrowing costs and to hedge cash flow needs in US dollars and certain commodity requirements. The instruments that are used to hedge these risks consist mainly of swaps, zero cost collars and forward contracts. Molson follows a policy of not using financial instruments for speculative purposes and has procedures in place to monitor and control the use of financial instruments.

Changes in Cash Flows

The increase in net cash of $9.0 million in the current year, together with a comparison for fiscal 2003, is summarized below:

Years ended March 31 (Dollars in millions)	2004	2003
Provided from operations before working capital and rationalization costs	$ 335.4	$ 370.1
Used for working capital	(103.8)	(51.5)
Rationalization costs	(15.2)	(36.4)
Provided from operating activities	216.4	282.2
Provided from (used for) investing activities	(73.1)	249.8
Used for financing activities	(125.8)	(578.3)
Increase (decrease) in cash from continuing operations	17.5	(46.3)
Effect of exchange rate changes on cash	(0.3)	(6.3)
Decrease in cash from discontinued operations	(8.2)	(6.2)
Increase (decrease) in cash	$ 9.0	$ (58.8)

Cash provided from operations before working capital and rationalization costs declined 9.4% reflecting primarily higher funding in fiscal 2004 of the prior year's EVA bonuses.

Cash used for investing activities of $73.1 million in fiscal 2004 reflected primarily additions to property, plant and equipment. In fiscal 2003, cash provided from investing activities of $249.8 million reflected primarily the proceeds of $333.9 million on the sale of 20% of the operations in Brazil offset in part by $85.9 million spent on additions to property, plant and equipment.

Cash used for financing activities in fiscal 2004 included a net reduction in long-term debt of $84.0 million and $24.6 million for the repurchase of shares under the normal course issuer bid. In fiscal 2003, cash used for financing activities included a net reduction in long-term debt of $483.4 million and $50.2 million for the repurchase of shares under the normal course issuer bid.

Cash used for discontinued operations consisted of $8.2 million in fiscal 2004 and $6.2 million in fiscal 2003 for operating activities to fund obligations previously provided for in the accounts.

Cash flow from operations before working capital and rationalization costs
(Dollars in millions)


$232.0
$292.3
$370.1
$335.4
2001
2002
2003
2004

Risks and Uncertainties

Foreign Exchange Risk

With respect to the Corporation's operations in Brazil, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum are denominated in, or linked to, US dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. Hedging activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to US dollars.

Commodity Risk

Molson uses a large volume of agricultural materials to produce its products, including malt and hops. The Corporation purchases a significant portion of its malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are settled in US dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the US dollar against the Brazilian real. The Corporation reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, the Corporation introduced a commodity hedging program in fiscal 2003 which allows for the use of derivative financial instruments to manage and reduce the impact of changes in commodity prices in future years. The Corporation's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

Tax and Other Contingent Liabilities - Brazil

Kaiser is a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, Federal excise taxes (IPI), value-added tax (ICMS), revenue taxes (PIS / Federal unemployment insurance contribution) and Federal social security tax (COFINS).

Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses for which the Corporation has made provisions for the amounts it believes may be ultimately paid.

Environment

Molson has a comprehensive program to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by the Corporation on these matters, other than as specifically provided for, are not likely to be material to Molson's operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Related Party Transactions

In the ordinary course of business, the Corporation enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. In Ontario and the western provinces, Molson Canada distributes its product and incurs distribution costs through sales to its equity-accounted provincial distribution companies. Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $158.9 million (2003 – $166.5 million) charged by the equity-accounted provincial distribution companies.

Included in accounts receivable as at March 31, 2004 were amounts of $9.5 million receivable (2003 – $8.2 million payable) from the equity-accounted provincial distribution companies.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Management regularly reviews these estimates and assumptions based on currently available information. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

Employee Future Benefits

Pension and other employee benefit costs and obligations depend on assumptions used in calculating such amounts. Two critical assumptions, the discount rate and the expected long-term rate of return on plan assets are important elements of cost and/or obligation measurement. Other assumptions include the rate of compensation increase and the health care cost trend rate, as well as demographic factors such as retirement ages of employees, mortality rates and turnover. Assumptions are reviewed and updated at least annually.

The discount rate allows the Corporation to reflect estimated future benefit payments at present value on the measurement date. Management has little discretion in selecting the discount rate as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and benefit costs. A 25 basis-point change in the weighted-average discount rates would increase or decrease expected benefit cost in fiscal 2005 by approximately $2.7 million.

The expected long-term rate of return on pension plan assets assumption is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases pension costs. A 25 basis-point change in the return assumption would increase or decrease expected pension cost in fiscal 2005 by approximately $2.0 million.

Goodwill Impairment

The Corporation measures for impairment using a projected discounted cash flow method and corroborates its assessment using other valuation methods. If a business unit's carrying value is more than its fair value, the Corporation must determine the fair value of all assets and liabilities of the business unit and calculate the residual goodwill. An impairment charge is then recorded on the difference between the recalculated goodwill over the carrying value of goodwill and is shown as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of earnings.

The Corporation makes a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include among others, the assumed growth rates for future revenue, EBITDA and cash flows, the number of years used in the cash flow model and the discount rate for future cash flows.

The Corporation believes that all of its estimates are reasonable. They are consistent with internal planning and reflect management's best estimates, however, there are inherent uncertainties that exist that management may not be able to control.

Any change in each of the estimates used could have a material impact on the calculation of the fair value and a potential impairment charge. As a result, the Corporation is unable to reasonably quantify the changes in the overall financial performance if different assumptions were used.

The Corporation cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values reported.

In the fourth quarter of 2004, Molson completed its annual impairment test for goodwill for all of its reporting units and concluded, based on assumptions noted above, that no impairment charge was warranted.

Contingent Tax Liabilities - Brazil

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingent liabilities inherently involves the exercise of significant judgement and estimates of the outcome of future events.

The Corporation records liabilities for known tax contingencies when, in the judgement of the Corporation based on a review from both internal and external legal counsel, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from assessments by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Corporation's consolidated financial statements. Income tax assets and liabilities, both current and future, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability is settled. The Corporation regularly reviews the recognized and unrecognized future income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, the Corporation must use judgement in assessing the potential for future recoverability while at the same time considering past experience. All available evidence is considered in determining the amount of a valuation allowance. Currently, the Corporation has not recorded tax assets on any tax losses. If the Corporation's interpretations differ from those of tax authorities or judgements with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Outstanding Class "A" and "B" shares

The total number of Class "A" non-voting and Class "B" common shares outstanding at March 31, 2004 were 105,042,256 (March 31, 2003 - 104,754,563) and 22,430,676 (March 31, 2003 - 22,469,018) respectively.

Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2002, Molson adopted the new accounting pronouncements of the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and Accounting Guideline 14 "Disclosure of Guarantees". Further details are provided in notes 1, 17 and 18 to the consolidated financial statements.

As previously announced, the Corporation revised its accounting policy, effective April 1, 2003, to begin expensing the cost of stock option grants in its accounts. As a result, the Corporation has recorded $5.2 million related to stock option expense in fiscal 2004. Opening retained earnings were restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

The CICA issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for the Corporation's annual and interim periods beginning on April 1, 2004. The Corporation has prepared for the implementation of the hedging provisions. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

Responsibilities for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five independent Directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

(Signed Daniel J. O'Neill)

Daniel J. O'Neill
President and Chief Executive Officer

(Signed Brian Burden)

Brian Burden
Executive Vice President and Chief Financial Officer

May 5, 2004

Auditors' Report

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed PricewaterhouseCoopers, LLP)

PricewaterhouseCoopers, LLP
Chartered Accountants

Montreal, Canada, May 5, 2004

Consolidated Statements of Earnings

Years ended March 31 (Dollars in millions, except share and per share amounts)	2004	2003 (restated)
Sales and other revenues	$ 3,472.8	$ 3,529.2
Brewing excise and sales taxes	947.3	1,014.0
Net sales revenue	2,525.5	2,515.2
Costs and expenses		
Cost of sales, selling and administrative costs	1,950.2	1,938.4
Gain on sale of 20% of operations in Brazil (note 3)	–	(64.2)
Provisions for rationalization (note 5)	36.3	63.5
	1,986.5	1,937.7
Earnings before interest, income taxes and amortization	539.0	577.5
Amortization of capital assets (note 22)	63.1	64.9
Earnings before interest and income taxes	475.9	512.6
Net interest expense (note 6)	91.5	95.4
Earnings before income taxes	384.4	417.2
Income tax expense (note 7)	166.5	115.0
Earnings before minority interest	217.9	302.2
Minority interest	19.1	6.5
Net earnings	$ 237.0	$ 308.7
Net earnings per share (note 9)		
Basic	$ 1.86	$ 2.42
Diluted	$ 1.84	$ 2.38

Consolidated Statements of Retained Earnings

Years ended March 31 (Dollars in millions)	2004	2003 (restated)
Retained earnings – beginning of year	$ 676.8	$ 460.3
Change in accounting policy (note 2)	(3.7)	–
Retained earnings – beginning of year, as restated	673.1	460.3
Net earnings	237.0	308.7
Cash dividends declared	(67.8)	(51.8)
Stock dividends declared	(3.4)	(1.7)
Excess of share repurchase price over weighted-average stated capital (note 17)	(20.4)	(42.4)
Retained earnings – end of year	$ 818.5	$ 673.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at March 31 (Dollars in millions)	2004	2003 (restated)
Assets		
Current assets		
Cash	$ 21.2	$ 12.2
Accounts receivable (note 16)	167.3	185.3
Inventories (note 10)	177.4	162.3
Prepaid expenses	64.3	64.4
	430.2	424.2
Investments and other assets (note 11)	129.7	130.1
Property, plant and equipment (note 12)	1,022.4	1,026.9
Intangible assets, excluding goodwill (note 13)	1,558.7	1,552.5
Goodwill	789.6	770.4
	$ 3,930.6	$ 3,904.1
Liabilities		
Current liabilities		
Accounts payable and accruals	$ 459.8	$ 529.9
Provision for rationalization costs (note 5)	-	14.6
Income taxes payable	29.0	77.8
Dividends payable	17.8	14.0
Future income taxes (note 7)	171.8	126.6
Current portion of long-term debt (note 14)	347.0	40.6
	1,025.4	803.5
Long-term debt (note 14)	788.4	1,180.0
Deferred liabilities (note 15)	359.1	380.5
Future income taxes (note 7)	400.2	355.0
Minority interest	138.1	152.1
	2,711.2	2,871.1
Shareholders' equity		
Capital stock (note 17)	732.3	719.4
Contributed surplus	8.9	3.7
Retained earnings	818.5	673.1
Unrealized translation adjustments (note 21)	(340.3)	(363.2)
	1,219.4	1,033.0
	$ 3,930.6	$ 3,904.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:

(Signed Daniel J. O'Neill)

Daniel J. O'Neill,
Director

(Signed Lloyd I. Barber)

Lloyd I. Barber,
Director

Consolidated Statements of Cash Flows

Years ended March 31 (Dollars in millions)	2004	2003 (restated)
Operating activities		
Net earnings	$ 237.0	$ 308.7
Gain on sale of 20% of operations in Brazil	–	(64.2)
Provisions for rationalization (note 5)	36.3	63.5
Amortization of capital assets	63.1	64.9
Future income taxes	70.3	26.2
Minority interest	(19.1)	(6.5)
Funding of deferred liabilities in excess of expense	(47.0)	(20.5)
Other	(5.2)	(2.0)
Cash provided from operations before working capital and rationalization costs	335.4	370.1
Used for working capital	(103.8)	(51.5)
Rationalization costs	(15.2)	(36.4)
Cash provided from operating activities	216.4	282.2
Investing activities		
Proceeds from sale of 20% of operations in Brazil	–	333.9
Additions to property, plant and equipment	(88.0)	(85.9)
Additions to investments and other assets	(7.9)	(9.1)
Proceeds from disposal of property, plant and equipment	17.5	1.1
Proceeds from disposal of investments and other assets	5.3	9.8
Cash provided from (used for) investing activities	(73.1)	249.8
Financing activities		
Increase in long-term debt	539.8	454.1
Reduction in long-term debt	(623.8)	(937.5)
Securitization of accounts receivable (note 16)	33.0	(1.0)
Shares repurchased (note 17)	(24.6)	(50.2)
Cash dividends paid	(64.4)	(49.8)
Proceeds from the exercise of stock options (note 17)	14.0	5.9
Other	0.2	0.2
Cash used for financing activities	(125.8)	(578.3)
Increase (decrease) in cash from continuing operations	17.5	(46.3)
Decrease in cash from discontinued operations (note 8)	(8.2)	(6.2)
Increase (decrease) in cash	9.3	(52.5)
Effect of exchange rate changes on cash	(0.3)	(6.3)
Cash, beginning of year	12.2	71.0
Cash, end of year	$ 21.2	$ 12.2

The accompanying notes to the consolidated financial statements are an integral part of these statements.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

1. Accounting Policies

Consolidation

The accounts of the Molson Canada partnership and all subsidiaries controlled by the Corporation are consolidated including its 80% interest in the operations in Brazil, which includes Cervejarias Kaiser Brazil S.A. ("Kaiser") and Bavaria S.A. ("Bavaria"). The minority interest accounts reflect the non-controlling shareholder's interest in the Corporation's operations in Brazil.

Joint Ventures and Other Investments

The Corporation's 49.9% investment in the Coors Canada partnership and its 50.1% investment in Molson USA are proportionately consolidated.

Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Other investments are carried at the lower of cost and net recoverable amount.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

Inventories

Inventories of raw materials and supplies are valued at the lower of average cost and net realizable value. Work in process and finished goods are valued at the lower of average cost and net realizable value and include the cost of raw materials, labor and overhead expenses. The cost of returnable containers in Canada is amortized over their estimated useful lives of four years and in Brazil the cost of returnable containers is charged to customers at the time of shipment.

Capital Assets

Property, plant and equipment are stated at the lower of cost, less accumulated amortization, and the net recoverable amount. Certain costs incurred for developing or obtaining internal-use software are capitalized. Training and software maintenance costs are expensed as incurred. Amortization is provided from the date property, plant and equipment are placed into service on a straight-line method, principally at annual rates of 1.5% to 5% for buildings and from 2% to 33% for equipment.

Intangible assets, which include goodwill, brand names and the distribution network access in Brazil are carried at cost less accumulated amortization. Goodwill and other intangible assets with indefinite lives are not amortized. The carrying value of each operating unit is tested at least annually for any impairment, taking into account the ability to recover the book value portion of goodwill and other intangible assets from expected future operating cash flows on a discounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations. The only intangible asset with a definite life, namely the distribution network access in Brazil, is amortized over its contractual life of 40 years.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

1. Accounting Policies (cont'd)

Revenue Recognition

Revenue is stated net of discounts and returns. Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer or distributor, which is either at the time of shipment to distributors or upon delivery of product to retail customers.

Foreign Currency Translation

Earnings of self-sustaining foreign operations are translated to Canadian dollars at average rates of exchange during the year. Assets and liabilities are translated at period-end exchange rates. The differences between translating assets and liabilities at period-end rates and the exchange rates on the date of acquisition of those assets and liabilities have been included in shareholders' equity as unrealized translation adjustments.

Hedging Relationships

The Corporation uses derivative financial instruments to hedge its foreign exchange, interest rate and commodity risk exposures. The gains or losses on the derivative instruments used to hedge the Corporation's risk exposures are recorded in the financial statements when the contract is settled or the transactions are recognized. These gains or losses are included in cost of sales or net interest expense.

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The guideline is effective for the Corporation's annual and interim periods beginning on April 1, 2004. The Corporation has prepared for the implementation of the hedging provisions. The relevant hedging relationships will be subject to an effectiveness assessment at least quarterly to determine that they are and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Income Taxes

Future income tax assets and liabilities are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities based on substantively enacted tax laws and rates.

The Corporation reviews the valuation of its future income tax assets and liabilities quarterly and records adjustments, as necessary, to reflect the realizable amount of its future income tax assets and liabilities.

Employee Future Benefits

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Adjustments arising from plan amendments, changes in assumptions, and experience gains and losses on the net pension asset are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups using the corridor approach. Defined benefit pension plan assets are reported at market values. The determination of pension expense is based on a five-year weighted average of pension plan asset market values. The cost of postemployment benefits other than pension benefits is recognized on an accrual basis over the working lives of employees.

1. Accounting Policies (cont'd)

Stock-Based Compensation Plans

The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. The fair value of the stock options is determined using a fair value pricing model and is amortized over the period in which the related employee services are rendered, being the vesting period. Consideration paid by employees on the exercise of stock options is credited to shareholders' equity as capital stock when the options are exercised (see note 2).

The Corporation also has an employee share ownership plan ("MESOP") primarily for all full-time employees in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the Directors' fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. The cost of the DSU's is charged to earnings in the period earned and marked to market on a quarterly basis.

2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details of the stock options outstanding are contained in note 17.

The effect of expensing the fair value of stock option grants, with a restatement of the prior period, was to reduce net earnings for the years ended March 31 by $5.2 in fiscal 2004 and by $3.7 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

In fiscal 2003, the Corporation adopted, on a prospective basis, the CICA Accounting Guideline 14 "Disclosure of Guarantees". Under the guideline, the Corporation is required to disclose the nature, the maximum potential amount of future payments, the carrying amount of any liability, and the nature of any recourse provisions of all significant guarantees. Further details are contained in note 18.

3. Business Acquisitions

On March 18, 2002, the Corporation acquired all of the outstanding shares of Kaiser, whose assets included the Kaiser brands and eight breweries in Brazil for CAD$1,136.3 which includes transaction costs and is net of cash acquired. In a separate transaction, which closed on April 17, 2002, Molson sold 20% of its operations in Brazil to Heineken N.V. for total proceeds of US$218.3 and a gain of CAD$64.2 was recorded in fiscal 2003. These transactions were approved by the Brazilian competition authorities during fiscal 2003. The minority interest recorded in the statements of earnings represents Heineken's 20% share of earnings from April 18, 2002 thereafter.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

4. Investments in Joint Ventures

The following information includes the Corporation's proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the Corporation's joint venture investments in Coors Canada and Molson USA, which are included in the consolidated financial statements.

	2004	2003
Assets		
Current	$ 15.2	$ 16.8
Long-term	$ 18.7	$ 18.6
Current liabilities	$ 6.7	$ 11.8
Net sales revenue	$ 253.9	$ 241.1
Operating costs and other expenses	$ 187.0	$ 188.7
Cash provided from (used for)		
Operating activities	$ 60.4	$ 54.8
Investing activities	$ (0.2)	$ (0.1)

As at March 31, 2004, Molson USA had outstanding forward foreign exchange contracts of which the Corporation's proportionate share is $5.8 (2003 – $20.7), which approximates fair value.

5. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8. There is no remaining accrual at March 31, 2004.

Also, in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provisions for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets to their net recoverable amount and employee severance costs as well as the distribution agreement termination costs. The balance of the provision at March 31, 2004 is nil and all closure activities and costs have been completed and paid.

6. Net Interest Expense

	2004	2003
Interest on long-term debt	$ 74.3	$ 81.4
Interest on deferred liabilities (note 15)	9.3	9.6
Other	9.5	8.3
	93.1	99.3
Less interest income	(1.6)	(3.9)
	$ 91.5	$ 95.4

Interest paid in fiscal 2004 was $78.2 (2003 - $88.4).

7. Income Taxes

The following table reconciles income taxes calculated at the combined Canadian federal and provincial corporate rates with the income tax expense in the consolidated financial statements:

	2004	2003
Earnings before income taxes	$ 384.4	$ 417.2
Income taxes at Canadian statutory rates (2004 - 35.1%, 2003 - 37.1%)	134.8	154.6
Increased (decreased) by the tax effect of:		
Manufacturing and processing deduction	(9.7)	(15.4)
Tax rate changes on future income taxes	16.0	-
Non-taxable gains on sale of investments and other assets	(1.7)	(29.3)
Utilization of capital loss carry forward	(1.7)	-
Rationalization costs and non-capital losses not recognized in the year	26.1	-
Large corporations tax	0.7	2.0
Non-deductible and other items	2.0	3.1
	$ 166.5	$ 115.0
Comprised of:		
Current portion	$ 96.2	$ 88.8
Future portion	$ 70.3	$ 26.2

Income taxes paid in fiscal 2004 were $120.9 (2003 - $44.6).

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

7. Income Taxes (cont'd)

Future income tax assets and liabilities are recognized on temporary differences between the accounting and tax bases of existing assets and liabilities as follows:

	2004	2003
Future income tax assets		
Deferred liabilities	$ 82.9	$ 103.4
Provisions for rationalization costs and other non-deductible reserves	25.2	57.6
Other	19.7	24.9
	127.8	185.9
Future income tax liabilities		
Intangible assets	(357.0)	(338.2)
Property, plant and equipment	(127.7)	(130.2)
Partnership income deferral	(168.8)	(136.1)
Other	(46.3)	(63.0)
	(699.8)	(667.5)
Net future income tax liabilities	$ (572.0)	$ (481.6)
Comprised of:		
Current portion	$ (171.8)	$ (126.6)
Long-term portion	$ (400.2)	$ (355.0)

There are approximately R$444 (2003 – R$325) of tax loss carry-forwards arising from the operations in Brazil which can be carried forward indefinitely, subject to certain limitations on use. Of these losses, approximately R$111 relates to the pre-acquisition tax loss carry-forwards from the Kaiser acquisition and any future utilization of these losses will be recorded as a reduction to the goodwill recorded on acquisition. In addition, subsidiaries of the Corporation in the United States have approximately US$226 (2003 – US$225) of tax loss carry-forwards arising primarily from the discontinued Diversey business. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses, including the post-acquisition Brazil losses, has not been recognized in the accounts of the Corporation.

8. Discontinued Operations

Cash used for discontinued operations consisted of $8.2 (2003 – $6.2) for operating activities.

The balance sheet includes assets and liabilities relating to discontinued operations as follows: current assets of $2.0 (2003 – $0.5), long-term assets of $17.5 (2003 – $20.8), current liabilities of $14.3 (2003 – $16.2), and long-term liabilities of $76.0 (2003 – $84.1).

As a result of the Corporation's disposals of its Retail, Chemical Specialties, and Sports and Entertainment businesses, the Corporation recorded certain losses and provisions for retained assets as well as other ongoing expenses related to site restoration, contingent liabilities, lease commitments and other possible claims. The estimated losses were based on management's best estimate assumptions with respect to a variety of items. There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

The remaining balance of the provision for losses relating to discontinued operations is included in deferred liabilities in the consolidated balance sheet (note 15).

9. Earnings per Share

The following is a reconciliation of the weighted average shares outstanding for basic and diluted earnings per share computations for net earnings:

	2004	2003
Net earnings	$ 237.0	$ 308.7
Weighted average number of shares outstanding – (millions)		
Weighted average number of shares outstanding – basic	127.1	127.3
Effect of dilutive securities	1.9	2.2
Weighted average number of shares outstanding – diluted	129.0	129.5

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares. During the year, 656,075 (2003 – 768,200) stock options to purchase Class "A" non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares during the year.

10. Inventories

	2004	2003
Finished and in process	$ 67.4	$ 65.0
Raw materials and supplies	65.8	53.9
Returnable containers	44.2	43.4
	$ 177.4	$ 162.3

11. Investments and Other Assets

	2004	2003
Investments, at equity (i)	$ 26.5	$ 28.0
Investments, at cost (ii)	64.2	61.6
Long-term receivables and other assets	30.7	31.4
Deferred charges	8.3	9.1
	$ 129.7	$ 130.1

(i) Includes the Corporation's interest in Brewers Retail Inc. ("BRI").

(ii) Includes the Corporation's 19.9% residual interest in the Sports and Entertainment business consisting of the Montreal Canadiens and the entertainment business.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

12. Property, Plant and Equipment

	2004			2003		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land	$ 57.5	$ –	$ 57.5	$ 58.1	$ –	$ 58.1
Buildings	370.7	108.9	261.8	388.9	106.8	282.1
Equipment	1,007.1	379.0	628.1	989.5	332.8	656.7
Assets under construction	75.0	–	75.0	30.0	–	30.0
	$ 1,510.3	$ 487.9	$ 1,022.4	$ 1,466.5	$ 439.6	$ 1,026.9

13. Intangible Assets, excluding Goodwill

	2004	2003
Brand names	$1,536.5	$1,529.9
Distribution network access (i)	22.2	22.6
	$1,558.7	$1,552.5

(i) The balance is being amortized over the contractual term of the distribution agreement of 40 years (note 3). The original cost amounted to $35.0. The accumulated amortization at March 31, 2004 amounted to $1.2 (2003 – 0.6).

(ii) The change in the book value of the brand names and of the distribution network access reflecting the fluctuation of the Brazilian real in relation to the Canadian dollar was $6.6 (2003 – ($125.1)) and $0.2 (2003 – ($12.2)) respectively.

14. Long-Term Debt

	2004	2003
Molson Inc.		
Term loan (i)	$ 59.9	$ 329.3
Debentures (ii)		
$150 – 5.5% due May 3, 2004	150.0	149.7
Floating rate notes (iii)		
$50 – due October 19, 2004	50.0	–
$200 – due September 16, 2005	200.0	–
Molson Canada		
Term loan (iv)	–	99.9
Debentures (v)		
$200 – 6.0% due June 2, 2008	199.7	199.6
$100 – 9.1% due March 11, 2013	99.9	99.9
$150 – 8.4% due December 7, 2018	149.9	149.8
$100 – 6.7% due June 2, 2028	99.5	99.5
Fair value adjustment (vi)	28.6	31.7
Brazil (vii)	97.9	61.2
	1,135.4	1,220.6
Less current portion (viii)	347.0	40.6
	$ 788.4	$1,180.0

14. Long-Term Debt (cont'd)

(i) *Represents borrowings under a $1,125.0 Senior Credit Facility arranged with a syndicate of banks. The facility was used to finance the acquisition of Kaiser on March 18, 2002 and was originally comprised of a $500.0 non-revolving 18-month bridge loan which can be extended by the Corporation for an additional six months and a $625.0 three-year revolving tranche. The bridge loan was permanently reduced by $200.0 to $300.0 on June 21, 2002, using a portion of the proceeds from the sale of 20% of the Corporation's Brazilian operations (note 3), while the terms of the three-year revolving tranche remained unchanged. The bridge loan expired on September 17, 2003 and was not extended.The interest rate on the term loans is floating based on either prime or banker's acceptance. The average interest rate in fiscal 2004 was 3.9% (2003 – 3.7%). The facility is a direct, unsecured obligation of the Corporation. Also, the Corporation has a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation can extend the facility, subject to the approval of the lenders. Effective September 16, 2003, the facility was extended for an additional period of 364 days.*

(ii) *This debenture is redeemable at the option of the Corporation and was refinanced with the term loan. The debenture is a direct, unsecured obligation of the Corporation.*

(iii) *On September 16, 2003, the Corporation issued $200.0 in two-year floating rate notes as part of a $500.0 medium-term note program. On October 17, 2003, the Corporation issued an additional $50.0 in one-year floating rate notes. The $50.0 notes are redeemable, at the option of the Corporation, and retractable, at the option of the noteholder, on any interest payment date commencing April 19, 2004. Neither party exercised their redemption/retraction provisions on April 19, 2004. The notes bore interest at average rates of 3.0% in fiscal 2004.On September 30, 2003, the Corporation entered into an interest rate swap for $100.0 which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party. At March 31, 2004, the interest rate swap had an unrealized loss of $0.6.*

(iv) *Represents a $100.0 credit facility with a syndicate of banks, which matured on August 31, 2003 and was fully repaid. Loans under this facility bore interest at rates averaging 3.7% in fiscal 2004 (2003 – 4.2%).*

(v) *Represents direct, unsecured debentures which are redeemable at the option of Molson Canada. During fiscal 2002, the Corporation entered into two interest rate swap agreements for a nominal value of $100.0 each, which converted the $200.0 debenture due in June 2008 with a fixed rate of 6.0% to a variable rate. In December 2002, a third party bank exercised its right to cancel a $100.0 swap agreement. The average variable interest rate on the swaps in fiscal 2004 was 2.7% (2003 – 3.2%). At March 31, 2004, the variable interest rate swap had a fair value of $11.0 (2003 – $6.8).*

(vi) *Represents the adjustment required to arrive at the fair market value of the Molson Canada debentures as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted-average basis, which at the acquisition date, was approximately 15 years.*

(vii) *Represents various facilities denominated in Brazilian reais bearing interest at rates averaging 20.2% during the year (2003 – 18.5%). Of the amounts drawn, $87.1 (2003 – $40.6) is due within the next year and is classified as current. Certain loans are secured by liens on the machinery and equipment and by real estate mortgaged.*

(viii) *The aggregate maturities of long-term debt during the next five years are estimated to be $347.0, $202.8, $3.1, $2.6 and $202.4. Long-term debt of $259.9 has been included in the current liabilities, however the Corporation intends to refinance this debt with either the term loan or the floating rate notes. Since the terms and conditions of the floating rate notes are only determinable at the time of the placement of the debt, it does not allow for classification as non-current portion of long-term debt.*

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

15. Deferred Liabilities

	2004	2003
Contingent tax liabilities (i)	$ 198.9	$ 188.0
Discontinued operations (ii)	76.0	84.1
Deferred gain (iii)	32.5	38.7
Deferred sales tax payable (iv)	30.2	29.7
Net pension liability	16.1	29.0
Deferred compensation (v)	5.4	11.0
	$ 359.1	$ 380.5

(i) Relates to provisions in Brazil primarily for excise (IPI), social security (COFINS), and value-added state (ICMS) taxes.

(ii) Remaining provisions for loss and deferred liabilities relating to the discontinued operations of the Retail, Chemical Specialties, and Sports and Entertainment businesses (see note 8).

(iii) The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain will be brought into earnings in equal installments over the next five years or earlier if the non-cash assets are realized.

(iv) Relates to long-term sales tax payable in certain regions in Brazil and is interest bearing.

(v) Includes the long-term portion of employee variable compensation and the DSU liability.

16. Financial Instruments

Commodity swaps are used to fix the cost of commodities such as aluminum, paper and natural gas. Futures contracts are used to hedge against fluctuations of corn prices. The following table summarizes the notional amount of derivative financial instruments at March 31:

	2004	2003
Cash Flow Hedges		
Currency Hedges		
Forward contracts on USD (CDN/USD)	US$ 40.0	US$ 70.0
Zero cost collars on USD (CDN/USD)	US$ 6.0	US$ 8.0
Zero cost collars on USD (BRL/USD)	US$ 9.5	US$ 23.5
Swaps on USD (BRL/USD)	US$ 14.1	US$ –
Commodity Hedges		
Aluminum swaps	US$ 5.2	US$ 2.8
Natural gas swaps	CA$ 5.3	CA$ –
Paper swaps	US$ 7.7	US$ –
Corn futures	US$ 2.5	US$ –

16. Financial Instruments (cont'd)

At March 31, 2004, the aggregate unrealized gain of the cash flow hedges was $0.4 (2003 – unrealized loss of $6.0).

The Corporation has entered into interest rate swaps (see note 14(iii) and 14(v) for details).

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $792 (2003 – $752).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

In March 2003, the Corporation extended for an additional two years its revolving agreement to sell an undivided interest in eligible accounts receivable of Molson Canada, with limited recourse, to a third party up to a maximum of $125.0. As at March 31, 2004, net cash proceeds received under this agreement were $87.0 (2003 – $54.0). As the fair value of the assets transferred is equal to book value, there is no gain or loss reported on the sale of the receivables. The Corporation has retained responsibility for servicing the accounts receivable sold. In August 2003, the agreement was amended to increase the maximum amount to $150.0.

17. Capital Stock

AUTHORIZED

The Corporation is authorized to issue:

(a) an unlimited number of Class "A" non-voting shares;
(b) an unlimited number of Class "B" common shares; and
(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

17. Capital Stock (cont'd)

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless (i) a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or (ii) holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

On November 7, 2001, the Board of Directors authorized a normal course issuer bid allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid became effective December 14, 2001 and expired on December 13, 2002. On March 14, 2003, the Corporation extended the normal course issuer bid, which expired on March 12, 2004 to purchase for cancellation 3,141,000 Class "A" non-voting shares and 674,760 Class "B" common shares. On March 15, 2004, the Corporation again extended the normal course issuer bid to purchase for cancellation 3,145,000 Class "A" non-voting shares and 673,000 Class "B" common shares which will expire on March 14, 2005.

During the year ended March 31, 2004, the Corporation repurchased 751,000 Class "A" (2003 -1,281,275) shares and no Class "B" shares (2003 – 100,000) at prices ranging between $32.15 and $34.99 per share (2003 – $31.62 and $38.16) as part of the above-mentioned normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at March 31, 2004 was 127,472,932 (2003 – 127,223,581). Of the total amount of $24.6 (2003 – $50.2) repurchased, $4.2 (2003 – $7.8) was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 (2003 – $42.4) being charged to retained earnings.

ISSUED AND OUTSTANDING

At March 31, the following shares were issued and outstanding:

	2004		2003	
	Shares	Amount	Shares	Amount
Class "A" non-voting	105,042,256	$ 727.3	104,754,563	$ 714.4
Class "B" common	22,430,676	5.0	22,469,018	5.0
	127,472,932	$ 732.3	127,223,581	$ 719.4

During the year the net change in Class "A" non-voting shares was as follows:

	2004		2003	
	Shares	Amount	Shares	Amount
Stock options exercised (i)	908,056	$ 14.0	821,439	$ 5.9
Stock dividend payments	86,048	2.9	54,375	1.7
Shares repurchased	(751,000)	(4.2)	(1,281,275)	(7.2)
Issued for cash	6,247	0.2	5,042	0.2
	249,351	$ 12.9	(400,419)	$ 0.6

(i) *Including the exercise of options under the stock appreciation rights plan until June 30, 2002.*

During the year ended March 31, 2004, 38,342 Class "B" common shares (2003 – 430,416) were converted into Class "A" non-voting shares and no Class "B" (2003 – 100,000) shares were repurchased as part of the normal course issuer bid.

17. Capital Stock (cont'd)

STOCK OPTIONS

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of the granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of stock options. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At March 31, 2004, there were 5,340,069 stock options outstanding (2003 – 5,400,093) and 1,621,313 stock options available (2003 – 2,469,345) for future grants. During the year, the Corporation granted 1,369,800 stock options (2003 – 953,200) at exercise prices ranging between $30.63 and $36.96 (2003 – $29.43 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year: dividend yield of 1.6% (2003 – 2.0%); expected volatility of 25.5% (2003 – 24.3%); risk-free interest rate of 4.4% (2003 – 5.0%); and an expected life of 6 years (2003 – 6 years). The weighted average fair value of options granted in the year is $9.09 per share (2003 – $9.50).

A summary of the status of the Corporation's stock option plan as at March 31, 2004 and 2003 and of changes during the years ending on those dates is presented below:

	2004		2003	
	Stock options	**Weighted Average Exercise Price**	Stock options	Weighted Average Exercise Price
Outstanding at beginning of year	**5,400,093**	**$ 19.34**	5,586,892	$ 15.43
Granted	**1,369,800**	**$ 32.09**	953,200	$ 35.25
Exercised	**(908,056)**	**$ 15.40**	(995,224)	$ 12.58
Forfeited	**(521,768)**	**$ 25.53**	(144,775)	$ 19.60
Outstanding at end of year	**5,340,069**	**$ 22.68**	5,400,093	$ 19.34

The following table summarizes information on stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at March 31, 2004	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2004	Weighted Average Exercise Price
$9.65 – $15.07	2,186,352	4.9	$ 11.25	1,829,683	$ 10.99
$15.08 – $25.93	672,917	7.0	$ 22.60	96,350	$ 22.63
$25.94 – $31.36	995,500	8.9	$ 30.50	10,500	$ 31.03
$31.37 – $36.96	1,485,300	8.7	$ 34.28	135,143	$ 36.15
	5,340,069	7.0	$ 22.68	2,071,676	$ 13.27

At March 31, 2004, 1,621,313 Class "A" non-voting shares (2003 – 2,469,345) were available for granting further options and 802,741 Class "A" non-voting shares (2003 – 895,036) were available for optional stock dividends and the share purchase plan.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

17. Capital Stock (cont'd)

OTHER STOCK-BASED COMPENSATION

The Corporation's MESOP contributions of $1.7 (2003 - $1.6) were charged to earnings during the year.

As of March 31, 2004, 167,451 DSU's (2003 - 151,115) are outstanding. For the year ended March 31, 2004, $0.4 (2003 - $0.7) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

18. Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations:

Fiscal Year	Minimum Lease Payments
2005	$ 23.7
2006	19.4
2007	15.6
2008	10.0
2009	7.5
Thereafter	39.0
Total	$ 115.2

At March 31, 2004, the Corporation had outstanding letters of credit totalling $73.9 (2003 - $84.5).

Kaiser is party to a number of claims from the Brazilian tax authorities. The Corporation records liabilities for known tax contingencies when, in the judgement of the Corporation, based on review from both internal and external counsel, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from assessments by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation (note 15).

The Corporation has given certain undertakings to the lenders of the purchaser of the Montreal Canadiens and the Bell Centre, formerly known as the Molson Centre, such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the entity that owns the entertainment business and the Montreal Canadiens at predetermined conditions, subject to National Hockey League approval. The obligations of the purchaser to such lenders at March 31, 2004 were $92.0 (2003 - $92.0).

The Corporation and another shareholder of BRI could be required to accelerate the terms of certain payment arrangements sufficient to satisfy their proportionate share of any default on the $200.0 (2003 - $200.0) debentures of BRI.

The Corporation is a guarantor of a 99-year lease arrangement related to the land on which the Bell Centre has been constructed. Annual lease payments in fiscal 2004 amounted to $3.2 (2003 - $2.2) and are based on prevailing interest rates and changes in the Consumer Price Index.

The Corporation is also subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

19. Employee Future Benefits

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover certain employees. The majority of pension plans provide defined benefits. The Corporation also has postemployment benefit obligations for certain retired employees.

The components of the Corporation's benefit expense include the following:

	Pension Plans		Other Benefit Plans	
	2004	2003	2004	2003
Defined benefit plans				
Benefits earned during the year	$ 13.6	$ 11.2	$ 2.1	$ 1.9
Interest cost on benefit obligation	53.2	52.8	7.3	7.0
Return on plan assets	(55.4)	(56.0)	–	–
Other	5.4	1.0	0.2	–
	16.8	9.0	9.6	8.9
Defined contribution plans	3.9	3.6	–	–
Benefit expense	$ 20.7	$ 12.6	$ 9.6	$ 8.9

The actuarial determinations were based on the following assumptions in each year:

	2004	2003
Assumed discount rate – year end	6.0%	6.3%
Expected long-term rate of return on plan assets	7.5%	7.5%
Rate of increase in future compensation	3.0%	3.0%
Rate of increase in future government benefits	2.5%	2.5%

The health care cost trend rates used in 2004 were 6.5% (2003 – 7.0%) for medical, which is reduced 0.5% (2003 – 0.5%) per year until 2007, and 5.0% (2003 – 5.0%) thereafter.

For the years ended March 31, 2004 and 2003
(Dollars in millions, except share and per share amounts)

19. Employee Future Benefits (cont'd)

The following information pertains to the Corporation's defined benefit pension plans and other benefit plans:

	Pension Plans		Other Benefit Plans	
	2004	2003	2004	2003
Plan obligation				
Accrued benefit obligation at beginning of year	$ 862.7	$ 824.4	$ 117.1	$ 108.0
Current service cost	16.7	14.4	2.1	1.9
Interest cost	53.2	52.8	7.3	7.0
Benefits paid	(66.5)	(56.1)	(4.4)	(4.4)
Plan amendment (i)	78.5	–	–	–
Actuarial losses and other costs	48.1	27.2	4.2	4.6
Balance, end of the year	$ 992.7	$ 862.7	$ 126.3	$ 117.1
Plan assets				
Market value at beginning of year	$ 676.0	$ 749.1	$ –	$ –
Actual return of plan assets	89.7	(46.7)	–	–
Employer contributions	34.8	26.5	4.4	4.4
Employee contributions	3.6	3.2	–	–
Benefits paid	(66.5)	(56.1)	(4.4)	(4.4)
Balance, end of the year	$ 737.6	$ 676.0	$ –	$ –
Plan surplus (deficit)				
Funded status	$ (255.1)	$ (186.7)	$ (126.3)	$ (117.1)
Unamortized net actuarial losses	254.8	247.2	18.7	15.2
Other unamortized past service costs	82.1	4.0	–	–
Other	8.5	7.3	1.2	1.1
Accrued benefit asset (liability)	$ 90.3	$ 71.8	$ (106.4)	$ (100.8)

(i) *During fiscal 2004, the Corporation negotiated collective bargaining agreements at the Toronto, Montreal and Edmonton breweries which resulted in enhanced pension benefits and represents the Corporation's future obligation.*

As at March 31, 2004, eight (2003 – eight) of the Corporation's pension plans, included in the above table, had an unfunded obligation of $280.7 (2003 – $215.0) with an accrued benefit obligation of $949.7 (2003 – $824.1) and plan assets with a fair value of $669.0 (2003 – $609.1).

As at March 31, 2004, approximately 71% (2003 – 66%) of all pension plan assets were invested in equities and 27% (2003 – 34%) in fixed income securities and 2% (2003 – nil) in cash.

20. Related Party Transactions

In the ordinary course of business, the Corporation enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. In Ontario and the western provinces, Molson Canada distributes its product and incurs distribution costs through sales to its equity-accounted provincial distribution companies. Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $158.9 (2003 – $166.5) charged by the equity-accounted provincial distribution companies.

Included in accounts receivable as at March 31, 2004 were amounts of $9.5 receivable (2003 – $8.2 payable) from the equity-accounted provincial distribution companies.

21. Unrealized Translation Adjustments

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of foreign, self-sustaining operations at period-end exchange rates, resulted in a cumulative loss of $340.3 (2003 – $363.2) at March 31, 2004. The change in the current year reflected the relative strengthening during fiscal 2004 of the Brazilian real against the Canadian dollar.

22. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or earnings before interest and income taxes ("EBIT"). Accounting policies relating to each segment are identical to those used for purposes of the consolidated financial statements. Management of net interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada		Brazil		United States		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues from external customers	**2,659.3**	2,628.3	**737.9**	816.0	**75.6**	84.9	**3,472.8**	3,529.2
Inter-segment revenues	**39.1**	41.2	**7.4**	–	**–**	–	**46.5**	41.2
EBIT	**544.7**(i)	481.7(ii)	**(65.6)**(i)	37.2(iii)	**(3.2)**	(6.3)	**475.9**	512.6
Assets	**2,560.8**	2,557.3	**1,211.6**	1,185.1	**158.2**	161.7	**3,930.6**	3,904.1
Goodwill	**198.0**	198.0	**591.6**(iv)	572.4(iv)	**–**	–	**789.6**	770.4
Amortization of capital assets								
Amortization of property, plant and equipment	**43.6**	44.7	**18.8**	19.4	**0.1**	0.2	**62.5**	64.3
Amortization of intangible assets	**–**	–	**0.6**	0.6	**–**	–	**0.6**	0.6
Additions to capital assets	**59.7**	65.5	**28.3**	20.3	**–**	0.1	**88.0**	85.9

(i) Includes a $7.0 gain on sale of a property in Canada and a provision for rationalization of $43.3 in Brazil.

(ii) Restated by $3.7 to reflect previously disclosed stock option expense.

(iii) Includes the gain on sale of 20% of Molson's operations in Brazil of $64.2 and a provision for rationalization of $63.5.

(iv) The change in the book value of goodwill reflecting the fluctuation of the Brazilian real in relation to the Canadian dollar was $19.2 (2003 – ($210.9)).

23. Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.

Quarterly Consolidated Financial Information **FISCAL 2004**

(Dollars in millions, except per share amounts)	June	Sept.	Dec.	March	Total
Sales and other revenues	$ 896.4	$ 969.8	$ 877.0	$ 729.6	$3,472.8
Brewing excise and sales taxes	234.6	254.2	253.7	204.8	947.3
Net sales revenue	661.8	715.6	623.3	524.8	2,525.5
Costs and expenses					
Cost of sales, selling and administrative costs	496.6	533.6	493.6	426.4	1,950.2
Gain on sale of 20% of operations in Brazil	–	–	–	–	–
Provisions for rationalization	36.3	–	–	–	36.3
	532.9	533.6	493.6	426.4	1,986.5
Earnings before interest, income taxes and amortization	128.9	182.0	129.7	98.4	539.0
Amortization of capital assets	17.0	17.0	14.4	14.7	63.1
Earnings before interest and income taxes	111.9	165.0	115.3	83.7	475.9
Net interest expense	24.8	22.9	22.3	21.5	91.5
Earnings before income taxes	87.1	142.1	93.0	62.2	384.4
Income tax expense	42.4	46.2	50.5	27.4	166.5
Earnings before minority interest	44.7	95.9	42.5	34.8	217.9
Minority interest	10.0	0.6	1.1	7.4	19.1
Net earnings	$ 54.7	$ 96.5	$ 43.6	$ 42.2	$ 237.0
Net earnings per share					
Basic	$ 0.43	$ 0.76	$ 0.34	$ 0.33	$ 1.86
Diluted	$ 0.42	$ 0.75	$ 0.34	$ 0.33	$ 1.84
Dividends per share	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.56
Cash provided from operations before working capital and rationalization costs	$ 70.3	$ 128.5	$ 84.8	$ 51.8	$ 335.4
Weighted average outstanding shares *(millions)*					
Basic	126.8	127.1	127.2	127.4	127.1
Diluted	129.0	129.2	128.5	127.5	129.0

Quarterly Consolidated Financial Information

(Dollars in millions, except per share amounts)	FISCAL 2003 (restated) (i) June	Sept.	Dec.	March	Total
Sales and other revenues	$ 968.5	$ 953.3	$ 903.1	$ 704.3	$3,529.2
Brewing excise and sales taxes	281.7	267.7	261.8	202.8	1,014.0
Net sales revenue	686.8	685.6	641.3	501.5	2,515.2
Costs and expenses					
Cost of sales, selling and administrative costs	539.0	525.8	500.7	372.9	1,938.4
Gain on sale of 20% of operations in Brazil	(64.2)	–	–	–	(64.2)
Provisions for rationalization	63.5	–	–	–	63.5
	538.3	525.8	500.7	372.9	1,937.7
Earnings before interest, income taxes and amortization	148.5	159.8	140.6	128.6	577.5
Amortization of capital assets	18.9	15.8	16.3	13.9	64.9
Earnings before interest and income taxes	129.6	144.0	124.3	114.7	512.6
Net interest expense	24.3	21.4	23.9	25.8	95.4
Earnings before income taxes	105.3	122.6	100.4	88.9	417.2
Income tax expense	12.7	40.2	32.9	29.2	115.0
Earnings before minority interest	92.6	82.4	67.5	59.7	302.2
Minority interest	8.1	(0.1)	(1.4)	(0.1)	6.5
Net earnings	$ 100.7	$ 82.3	$ 66.1	$ 59.6	$ 308.7
Net earnings per share					
Basic	$ 0.79	$ 0.65	$ 0.52	$ 0.47	$ 2.42
Diluted	$ 0.77	$ 0.64	$ 0.51	$ 0.46	$ 2.38
Dividends per share	$ 0.10	$ 0.10	$ 0.11	$ 0.11	$ 0.42
Cash provided from operations before working capital and rationalization costs	$ 92.3	$ 104.6	$ 107.1	$ 66.1	$ 370.1
Weighted average outstanding shares *(millions)*					
Basic	127.5	127.1	127.2	127.3	127.3
Diluted	130.2	129.4	129.4	129.5	129.5

(i) Restated by $0.8 million, $1.0 million, $0.9 million and $1.0 million in each of Q1, Q2, Q3 and Q4 respectively reflecting previously disclosed stock option expense.

Ten-Year Operating and Financial Record

	2004	2003 (restated) (i)	2002	2001	2000
Operations *(Dollars in millions)*					
Sales and other revenues	**3,472.8**	3,529.2	2,830.8	2,483.4	2,375.0
Brewing excise and sales taxes	**947.3**	1,014.0	728.5	626.3	621.3
Net sales revenue	**2,525.5**	2,515.2	2,102.3	1,857.1	1,753.7
EBITDA	**539.0**	577.5	376.4	351.5	95.5
Amortization of capital assets	**63.1**	64.9	54.6	87.9	91.3
Net interest expense	**91.5**	95.4	65.5	68.7	72.5
Earnings (loss) before income taxes	**384.4**	417.2	256.3	194.9	(68.3)
Income tax expense (recovery)	**166.5**	115.0	80.7	57.7	(2.5)
Earnings (loss) before minority interest	**217.9**	302.2	175.6	137.2	(65.8)
Minority interest	**19.1**	6.5	–	–	–
Earnings (loss) from:					
Continuing operations	**237.0**	308.7	175.6	137.2	(65.8)
Discontinued operations	**–**	–	2.0	(3.3)	21.8
Net earnings (loss)	**237.0**	308.7	177.6	133.9	(44.0)
Cash provided from operations before working capital and rationalization costs	**335.4**	370.1	292.3	232.0	211.7
Financial *(Dollars in millions)*					
Working capital	**(595.2)**	(379.3)	(374.8)	(186.0)	(146.3)
Current ratio	**0.4:1**	0.5:1	0.6:1	0.7:1	0.8:1
Additions to property, plant and equipment	**88.0**	85.9	72.4	57.1	53.7
Total assets	**3,930.6**	3,904.1	4,506.3	3,280.8	3,111.8
Long-term debt	**1,135.4**	1,220.6	1,746.1	1,204.4	1,111.9
Shareholders' equity	**1,219.4**	1,033.0	1,173.9	795.4	1,025.7
Return on shareholders' equity (average)	**21.0%**	28.3%	18.0%	14.7%	(4.1)%
Net debt to capital ratio	**48:52**	54:46	59:41	59:41	52:48
Net interest coverage (iii)	**5.2:1**	5.4:1	4.9:1	3.8:1	0.1:1
Per Share *(Dollars)* (iv)					
Net earnings (loss) – basic	**1.86**	2.42	1.48	1.12	(0.37)
Net earnings (loss) from continuing ops – basic	**1.86**	2.42	1.46	1.15	(0.56)
Dividends paid	**0.56**	0.42	0.38	0.36	0.36
Shareholders' equity	**9.57**	8.12	9.19	6.65	8.65
Other					
Number of shares outstanding (thousands) (iv)	**127,473**	127,224	127,724	119,534	118,558
Number of shareholders	**4,353**	4,424	4,467	4,507	4,779
Number of employees (iii)	**6,300**	5,400	5,900	3,800	3,600

(i) Restated by $3.7 million for fiscal 2003 reflecting the previously disclosed stock option expense. Prior fiscal years have not been restated.

(ii) n/m = not meaningful (cash exceeded total debt by $145.4 million)

(iii) Excludes discontinued operations

(iv) After a 2-for-1 stock split which took effect in September 2001

1999	1998	1997	1996	1995
1,962.8	937.7	855.3	848.0	859.6
536.0	259.8	244.5	253.2	257.6
1,426.8	677.9	610.8	594.8	602.0
198.7	96.7	20.7	32.1	128.7
74.0	24.7	21.3	20.4	20.0
55.9	3.5	9.6	27.4	31.9
68.8	68.5	(10.2)	(15.7)	76.8
37.8	23.1	(3.1)	15.3	18.4
31.0	45.4	(7.1)	(31.0)	58.4
–	–	–	–	–
31.0	45.4	(7.1)	(31.0)	58.4
138.9	65.7	40.6	(274.5)	28.4
169.9	111.1	33.5	(305.5)	86.8
166.7	80.1	88.3	66.2	43.3
(120.2)	312.6	520.7	30.8	113.0
0.8:1	1.7:1	1.9:1	1.0:1	1.1:1
58.7	31.9	21.6	25.7	20.1
3,439.6	2,284.3	2,172.3	2,990.1	3,071.9
1,221.5	511.1	436.0	848.7	480.2
1,108.1	978.5	907.0	905.2	1,373.6
16.3%	11.9%	3.6%	(24.7)%	6.4%
52:48	34:66	n/m (ii)	48:52	26:74
2.2:1	20.6:1	(0.1):1	0.4:1	3.7:1
1.44	0.94	0.29	(2.64)	0.75
0.26	0.39	(0.06)	(0.27)	0.50
0.36	0.36	0.36	0.36	0.36
9.38	8.30	7.74	7.80	11.90
118,074	117,884	117,214	116,120	115,464
4,945	5,042	5,236	5,352	5,682
3,900	3,900	4,300	4,000	4,300

Daniel J. O'Neill
President and Chief Executive Officer
Molson Inc.

Peter L. Amirault
Senior Vice President,
Business Development and Innovation
Molson Inc.

Kevin Boyce
President and Chief Operating Officer
Molson North America

Brian Burden
Executive Vice President
and Chief Financial Officer
Molson Inc.

Robert Coallier
President and Chief Executive Officer
Cervejarias Kaiser
and Executive Vice President
Molson Inc.

Bernard Cormier
Senior Vice President,
Human Resources
Molson Inc.

Raynald H. Doin
Senior Vice President,
Strategy & Integration
Molson Inc.

Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary
Molson Inc.

Les Hine
Chief Marketing Officer
Molson Canada

Sylvia Morin
Senior Vice President,
Corporate Affairs
Molson Inc.

Cathy Noonan
Senior Vice President,
Global Costs
Molson Inc.

Dave Perkins
President,
Market Development
Molson North America

Gregory L. Wade
Senior Vice President,
Quality Brewing
Molson Inc.

Eric H.Molson (2,4)
Chairman of the Board
Molson Inc.

R. Ian Molson (1,3)
Deputy Chairman
Molson Inc.

Dr. L. I. Barber,C.C., S.O.M., LL.D.
Corporate Director (1,2,5)

Matthew W. Barrett,O.C.
Group Chief Executive
Barclays PLC

Luc Beauregard, C.M. (2,5)
Chairman
and Chief Executive Officer
NATIONAL Public Relations

Dr. Francesco Bellini,O.C. (2,5)
Chairman
and Chief Executive Officer
Neurochem Inc. and
Chairman
Picchio International Inc.

John E. Cleghorn (3,4,5)
Chairman of the Board
SNC-Lavalin Group Inc.

Daniel W. Colson (1,3)
Corporate Director

Donald G. Drapkin (3)
Vice Chairman and Director
MacAndrews & Forbes Holdings Inc.

Luiz Otávio P. Gonçalves (2)
Chief Executive Officer
Empresas Regon

Robert A. Ingram (1)
Vice Chairman, Pharmaceuticals
GlaxoSmithKline

Stephen T. Molson (2,5)
President
The Molson Foundation

David P. O'Brien (3,4)
Chairman
EnCana Corporation

Daniel J. O'Neill
President
and Chief Executive Officer
Molson Inc.

H. Sanford Riley, C.M. (1,5)
President
and Chief Executive Officer
Richardson Financial Group

James T. Black, F.C.A., C.M.
Honorary Chairman of the Board
Molson Inc.

Board of Directors' Committees

The Board has appointed five committees which focus on specific areas of responsibility necessary to effectively govern the Corporation. Board committees are comprised entirely of outside (non-management) Directors, a majority of whom are unrelated and independent, except the Environment, Health and Safety Committee. Committee members as at March 31, 2004 are shown below, together with a description of each Committee's area of responsibility.

1. Audit and Finance Committee

The Audit and Finance Committee assists the Board in fulfilling its oversight responsibility of the Corporation's financial controls and reporting, as well as its fiduciary duties with regard to the Corporation's compliance with financial covenants, legal and regulatory requirements in financial matters, public disclosure policy and financial risk management. It reviews the Corporation's annual consolidated financial statements, quarterly financial statements and management discussion and analysis and annual information form before they are submitted to the Board. It works jointly with the external auditors and management to develop the annual audit plan and recommendations on internal controls. The Committee meets with the Corporation's internal and external auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management. The Committee's mandate is reviewed regularly. The Committee is responsible for hiring and evaluating the Auditors and for recommending their compensation. It reviews all non-audit work performed by the Auditors.

The mandate for the Committee can be viewed on the Corporation's website. The Committee met four times during fiscal 2004 and it was comprised of five outside (non-management) and independent Directors.

Chairman: Dr. L. I. Barber
Members: Daniel W. Colson, Robert A. Ingram, R. Ian Molson, H. Sanford Riley

All Committee members are considered to be financially literate, which means having the ability to read and understand financial statements presenting a breadth and level of complexity of accounting issues, generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Corporation's financial statements.

2. Environment, Health and Safety Committee

The Environment, Health and Safety Committee oversees the Corporation's environmental and occupational health and safety policy standards and accountabilities. It receives data on the frequency and severity of safety incidents and reviews goals, strategies and programs in these areas and compliance with applicable legislation and programs, including safety measurement systems and crisis management training.

The Committee met twice during fiscal 2004 and was composed of an equal number of outside (non-management) and unrelated Directors, and non-management but related Directors.

Chairman: Luc Beauregard
Members: Dr. L. I. Barber, Dr. Francesco Bellini, Luiz Otávio P. Gonçalves, Eric H.Molson, Stephen T. Molson

3. Human Resources Committee

The Human Resources Committee develops, reviews and recommends to the Board appropriate executive and management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

The Committee met six times during fiscal 2004, and was composed of five outside (non-management) Directors, all of whom were considered unrelated and independent.

Chairman: Daniel W. Colson
Members: John E. Cleghorn, Donald G. Drapkin, R. Ian Molson, David P. O'Brien

4. Corporate Governance Committee

The Corporate Governance Committee is responsible for issues relating to the corporate governance of the Corporation and the structures and procedures of the Board and its relationship to management. It monitors the quality of the relationship between management and the Board and recommends improvements as deemed appropriate and advisable. The Committee brings forward to the Board corporate governance issues and topics of interest or importance that require Board discussion or action. It is responsible for required external reporting of the Corporation's approach to corporate governance and proposes nominees for election to the Board. It reviews Board compensation. The Committee ensures that a majority of the Board is composed of Directors who are unrelated and independent under the laws, regulations and listing requirement to which the Corporation is subject.

The Corporate Governance Committee met three times during fiscal 2004 and was composed of three outside (non-management) members, a majority of whom were considered unrelated and independent.

Chairman: Eric H.Molson
Members: John E. Cleghorn, David P. O'Brien

5. Pension Fund Committee

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy, reviews it periodically and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

The Committee met four times during fiscal 2004 and was composed of six members, all of whom were (non-management) Directors and a majority of whom were considered to be unrelated and independent.

Chairman: H. Sanford Riley
Members: Dr. L. I. Barber, Luc Beauregard, Dr. Francesco Bellini, John E. Cleghorn, Stephen T. Molson

Shareholder Information

Registered and Executive Office
1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786

Registrar and Transfer Agent
CIBC Mellon Trust Company: Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Stock Dividend Plan
Under the Corporation's Optional Stock Dividend Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A" non-voting shares instead of cash. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

Fiscal 2005 Key Dates
Fiscal year-end March 31, 2005. Interim Reports to Shareholders are scheduled for mailing in August and November 2004 and February 2005.

Annual Meeting
The Annual Meeting of Shareholders will be held in the John Molson Room, located at 1670 Notre-Dame Street East, Montreal, Quebec on Tuesday, June 22, 2004 at 11:00 a.m. Eastern Daylight Time.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

Investor Relations, Molson Inc.
1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
investor.relations@molson.com

Duplicate Annual Reports
Some registered holders of shares of Molson Inc. may receive more than one copy of shareholder information mailings such as this Annual Report. While every effort is made to avoid duplication, if securities of the same class are registered in different names and/or addresses, multiple copies are forwarded. Shareholders receiving more than one copy are requested to write to the Investor Relations Coordinator so that arrangements may be made to avoid duplicate mailings. The Annual Report is also available on line at www.molson.com.

Rapport annuel
Si vous désirez recevoir un exemplaire français de ce rapport annuel, veuillez vous adresser à la coordonnatrice, Relations avec les investisseurs, 1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5.

©Cossette Communications | Graphisme

097

2004

Annual Report

Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866
www.molson.com

MOLSON 1786

Printed in Canada

Notice of 2004 Annual and Special Meeting and Management Proxy Circular

M 1786

regaining momentum

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Any shareholder who will not be attending the Meeting in person is asked to complete, date and sign the enclosed form of proxy and return it to the Corporation in the enclosed stamped envelope, by fax or via internet as indicated in the Management Proxy Circular.

The 2004 Annual and Special Meeting of Shareholders of Molson Inc. will commence at 11:00 a.m. (eastern daylight time) on Tuesday, June 22, 2004, in the John Molson Room located at 1670 Notre-Dame Street East, Montreal, Quebec for the following purposes:

1. Receiving the financial statements and the Auditors' report for the year ended March 31, 2004;
2. Electing the Directors;
3. Appointing Auditors and authorizing the Directors to fix their remuneration;
4. Decreasing the minimum and maximum numbers of Directors in the Corporation's Articles;
5. Transacting any other business properly brought before the Meeting.

BY ORDER of the Board of Directors,

Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary
May 12, 2004

MANAGEMENT PROXY CIRCULAR

(Information as of May 12, 2004 unless otherwise indicated)

VOTING INFORMATION

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Molson Inc. (the "Corporation") for use at the annual and special meeting of shareholders or any adjournment of the meeting (the "Meeting"). The Meeting will be held at 11:00 a.m. (eastern daylight time) on Tuesday, June 22, 2004 for the purpose set out in the attached Notice of Annual and Special Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by telephone, by telecopier or other personal contact by employees or agents of the Corporation at nominal cost. Solicitation costs will be borne by the Corporation.

Appointment of Proxy

The persons named in the enclosed proxy form as your potential proxyholders are the directors of the Corporation (the "Directors"). You may appoint a person other than the Corporation's Directors designated in the enclosed proxy form to attend and act for you at the Meeting. To do so, please insert your appointee's name in the blank space provided in the proxy form and strike out the other names, or complete another proper proxy form. If the shareholder is a legal entity, an estate or a trust, the form must be signed by a duly authorized officer or attorney. The proxies must be received by CIBC Mellon Trust Company by mail at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by fax at (416) 368-2502 no later than 5:00 p.m. on the last business day before the day of the Meeting. You may also cast your vote by proxy via internet at the website address indicated on the proxy form no later than 5:00 p.m. two business days before the day of the Meeting. Should you choose to cast your vote by proxy via internet, you will need your control number located on the front of your proxy form to identify yourself to the system.

Revocation of Proxy

You can revoke your proxy in any manner permitted by law. This includes depositing a written statement signed by you (or by an attorney authorized by you in writing) at the registered office of the Corporation at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 at any time up to and including the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting.

Confidential Voting

CIBC Mellon Trust Company counts and tabulates proxies in a manner that preserves the confidentiality of individual shareholder votes. Proxies will not be submitted to management unless: (a) there is a proxy contest; (b) the proxy contains comments clearly intended for management; or (c) it is necessary to determine a proxy's validity or to enable management and/or the Board to meet their legal obligations to shareholders or to discharge their legal duties to the Corporation.

Voting Shares

As at May 12, 2004 there were 105,115,761 Class "A" non-voting shares and 22,380,676 Class "B" common shares outstanding. The only fully voting shares of the Corporation are the Class "B" common shares.

Each Class "A" non-voting share registered in your name in the list of the holders of Class "A" non-voting shares entitles you to vote to elect three members of the Board of Directors, voting separately as a class. Each Class "B" common share registered in your name in the list of holders of Class "B" common shares entitles you to vote on all matters before the Meeting other than the election of the three Directors to be elected by holders of Class "A" non-voting shares.

Both the list of holders of Class "A" non-voting shares and the list of holders of Class "B" common shares will be prepared as of the close of business on May 20, 2004. Shares acquired after such time carry the right to vote at the Meeting if the holder can provide proof of ownership and has notified the Secretary of the Corporation in writing at the address of the registered office given above at least ten days before the Meeting.

Non-Registered Shareholders

The names of the shareholders whose shares are held in the name of a broker or another intermediary do not appear on the list of shareholders of the Corporation. To vote, the shareholders must therefore obtain the material relating to the Meeting from their broker or other intermediary, complete the request for voting instructions sent by the broker or other intermediary and, if they wish to vote in person, insert their name as the proxyholder.

In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators ("CSA"), entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the material related to the Meeting to the clearing agencies and intermediaries for distribution to non-registered holders. Intermediaries are required to forward the material related to the Meeting to non-registered holders, and often use a service company (such as ADP Investor Communications in Canada) for this purpose. The purpose of these procedures is to permit non-registered holders to direct the voting of the Shares which they beneficially own. A non-registered holder may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary.

Principal Shareholders

The only shareholders which, to the knowledge of the Corporation, as of May 12, 2004, owned beneficially, or exercised control or direction over more than 10% of the total outstanding Class "B" common shares of the Corporation, are E.H. Molson, Chairman of the Board, who controls 10,000,000 Class "B" common shares or 44.68% of the total outstanding Class "B" common shares of the Corporation, through Pentland Securities (1981) Inc. ("Pentland"), owned by Lincolnshire Holdings Inc. ("Lincolnshire") and Nooya Investments Inc. ("Nooya") which are respectively owned by E.H. Molson and S.T. Molson; R.I. Molson, who controls Nantel Investments Ltd. which beneficially owns, through The Swiftsure Trust, 2,300,000 Class "B" common shares or 10.28% of the total outstanding Class "B" common shares of the Corporation; and the Estate of the late T.H.P. Molson, a family estate trust of which E.H. Molson and S.T. Molson are, together with a corporate trustee, trustees, which holds 2,407,200 Class "B" common shares or 10.76% of the total outstanding Class "B" common shares of the Corporation.

The only shareholder which, to the knowledge of the Corporation, as of May 12, 2004, is likely to own beneficially, or exercise control or direction over more than 10% of the total outstanding Class "A" non-voting shares of the Corporation is AIM Funds Management Inc. which, as of February 29, 2004, controlled 11,832,950 Class "A" non-voting shares or 11.28% of the total outstanding Class "A" non-voting shares of the Corporation as of such date.

The Corporation has been advised that Lincolnshire and Nooya have entered into a shareholders' agreement governing their relationship as shareholders of Pentland which provides, amongst other matters, that, subject to certain exceptions, no sale of the Corporation's shares may be effected by Pentland without the approval of Lincolnshire and Nooya.

In addition, the Corporation has been advised that Pentland and The Swiftsure Trust are parties to an agreement which provides that such shareholders will not, subject to certain exceptions, transfer their Class "B" common shares nor convert them into Class "A" non-voting shares.

How Proxies Will Be Used

Shares represented by a proxy in favor of management will be voted or withheld from voting on votes that take place at the Meeting, in accordance with the instructions given by the shareholder.

If no instructions are indicated, each Class "A" non-voting share will be voted: (a) for the election of the three individuals listed under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 3 and (b) at the proxyholder's discretion in respect of amendments to the foregoing matter or any other business that may properly be brought before the Meeting on which the holders of Class "A" non-voting shares are entitled to vote.

If no instructions are indicated, each Class "B" common share will be voted: (a) for the election of the seven Directors listed under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 4; (b) for the appointment of the auditors PricewaterhouseCoopers LLP (the "Auditors"); (c) in favor of the decrease of the minimum and maximum numbers of Directors in the Corporation's Articles; and (d) at the proxyholder's discretion in respect of amendments to any of the foregoing matters or on any other business that may properly be brought before the Meeting.

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended March 31, 2004 and the report of the Auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the annual report of the Corporation which is mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the annual report, in English or French, may be obtained from the Investor Relations Coordinator of the Corporation upon request and will be available at the Meeting.

Election of Directors

Management proposes that the ten persons named hereinafter as nominees be elected to serve as Directors until the close of business of the 2005 annual meeting or until they cease to hold office as such. Holders of Class "A" non-voting shares will elect three Directors and holders of Class "B" common shares will elect seven Directors.

Class "A" Non-Voting Shares

The proxy form for holders of Class "A" non-voting shares provides for instructions from the holder to vote or withhold from voting for any or all of the three nominees for election as Directors. **Unless a proxy specifies that the Class "A" non-voting shares it represents should be withheld from voting in the election of the three Director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the three Director nominees under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 3.**

Class "B" Common Shares

The proxy form for holders of Class "B" common shares provides for instructions from the holder to vote or withhold from voting for any or all of the seven nominees for election as Directors. **Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the election of the seven Director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the seven Director nominees under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 4.**

All of the nominees are now Directors and have been since the dates indicated below. The Directors expect that each of the nominees will be able to serve as a Director. However, if any nominee became unable to serve as a Director for any reason prior to the Meeting, the proxyholders reserve the right to vote the shares represented by proxy for another nominee at their discretion, unless the proxy specifies that the shares are to be withheld from voting for all of the Director nominees.

Director Profiles

The profiles below set out the names of proposed nominees for election as Directors together with their age, municipality of residence, date first elected or appointed as a Director, principal occupation and principal directorship with other organisations, as well as the Committees of the Board on which they serve and their independence status. Also indicated for each person proposed as a Director is the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised and the number of deferred share units held.

Nominees for Election by Class "A" Shareholders (Non-Voting Shares)

John E. Cleghorn, O.C., F.C.A.
Director since June 19, 2003 – Age: 62, Toronto, Ontario

John E. Cleghorn is Chairman of the Board, SNC-Lavalin Group Inc., an international engineering and construction firm. He is the Retired Chairman and Chief Executive Officer of Royal Bank of Canada. He held that position from 1995 until his retirement in July 2001. He is also a director of Canadian Pacific Railway, Finning International and both Nortel Networks Limited and Nortel Networks Corporation. He is Chairman of the Faculty of Management, International Advisory Board and a Governor of McGill University.

During fiscal 2004, Mr. Cleghorn served as a member of the Human Resources Committee, the Corporate Governance Committee and the Pension Fund Committee. Mr. Cleghorn is an unrelated and independent Director.

Shareholdings:	Class "A":	5,225	Deferred Share Units:	725
	Class "B":	none		

Daniel W. Colson
Director since May 8, 1997 – Age: 57, London, England

Daniel W. Colson was, until March 2004, Vice Chairman of Hollinger International Inc., a global newspaper and magazine publisher, as well as Deputy Chairman and Chief Executive Officer of Telegraph Group Limited in London, England. He holds a B.A. from Loyola College, an LL.L. degree from Laval University and is a member of the Canadian Bar Association.

During fiscal 2004, Mr. Colson chaired the Human Resources Committee and served as a member of the Audit and Finance Committee. Mr. Colson is an unrelated and independent Director.

Shareholdings:	Class "A":	836	Deferred Share Units:	24,438
	Class "B":	none		

Robert A. Ingram
Director since June 19, 2002 – Age: 62, Durham, North Carolina

Robert A. Ingram has been Vice Chairman Pharmaceuticals of GlaxoSmithKline since January 2003, after having served as Chief Operating Officer and President, Pharmaceutical Operations; GlaxoSmithKline is a corporation involved in the research, development, manufacture and sale of pharmaceuticals. He was Chairman of Glaxo Wellcome Inc., a Glaxo Wellcome plc United States subsidiary, from January 1999 to December 2000 and Mr. Ingram was Chief Executive of Glaxo Wellcome plc from October 1997 to December 2000. He was Chairman, President and Chief Executive Officer of Glaxo Wellcome plc from October 1997 to January 1999 and, prior to that, he had been President and Chief Executive Officer. Mr. Ingram is a director of Edwards Life Sciences, Lowe's Companies, Inc., Misys plc (non-executive Director), Nortel Networks, OSI Pharmaceuticals, Inc. (non-executive Chairman), Wachovia Corporation and Valeant Pharmaceuticals International. In addition, he is a member of numerous civic and professional organizations. Mr. Ingram graduated from the Eastern Illinois University with a Bachelor of Science degree in Business Administration.

During fiscal 2004, Mr. Ingram served as a member of the Audit and Finance Committee. Mr. Ingram is an unrelated and independent Director.

Shareholdings:	Class "A":	none	Deferred Share Units:	3,289
	Class "B":	none		

Nominees for Election by Class "B" Shareholders (Common Shares)

Luc Beauregard, C.M.
Director since May 8, 1997 – Age: 62, Montréal, Québec

Luc Beauregard is the founding Chairman and Chief Executive Officer of NATIONAL Public Relations, Canada's largest public relations firm with offices across the country and abroad. He is a director of the 3-Soft. A member of the Order of Canada, he is Chairman of the College of Fellows and former President of the Canadian Public Relations Society. He is a governor of the *Conseil du patronat du Québec* and of the *Conseil patronal de l'environnement du Québec*, a director and member of the Executive Committee of the Canadian Chamber of Commerce, a director of ProCURE Alliance and a member of the Advisory Board of the Montreal Neurological Institute.

During fiscal 2004, Mr. Beauregard chaired the Environment, Health and Safety Committee and served as a member of the Pension Fund Committee. Mr. Beauregard is not considered an independent Director.

Shareholdings:	Class "A":	760	Deferred Share Units:	17,866
	Class "B":	none		

Dr. Francesco Bellini, O.C.
Director since May 8, 1997 – Age: 56, Montréal, Québec

Francesco Bellini is Chairman and Chief Executive Officer of Neurochem Inc. and is Chairman of Picchio Pharma Inc., Innodia Inc., Adaltis Inc. and Virochem Inc. Having graduated with a doctorate from the University of New Brunswick, Dr. Bellini has authored or co-authored over twenty patents and published numerous articles based on his research. A pioneer in the Canadian biopharmaceutical industry, he was Chairman and Chief Executive Officer as well as co-founder of BioChem Pharma Inc. (now Shire-BioChem), a renowned biopharmaceutical company. He was appointed Officer of the Order of Canada and he was also honoured with the National Merit Award from the Ottawa Life Sciences Council. He has an Honorary Degree - Doctor of Law (Concordia University), an Honorary Degree - Doctor of University (University of Ottawa) and an Honorary Degree - Doctor of Sciences (University of New Brunswick).

During fiscal 2004, Dr. Bellini served as a member of the Pension Fund Committee and of the Environment, Health and Safety Committee. Mr. Bellini is an unrelated and independent Director.

Shareholdings:	Class "A":	12,718	Deferred Share Units:	15,352
	Class "B":	none		

Eric H. Molson
Director since June 27, 1974 – Age: 66, Montréal, Québec

Eric H. Molson has served as Chairman of the Board of the Corporation since 1988. He is also Chancellor of Concordia University and a director of the Montreal General Hospital Corporation and Foundation, the Canadian Irish Studies Foundation and Vie des Arts. Mr. Molson received an Arts Baccalaureate (A.B.) with Honours in Chemistry from Princeton University. He earned a Master Brewer Certificate from the United States Brewers Academy and subsequently studied economics at the McGill Graduate School.

During fiscal 2004, Mr. Molson chaired the Corporate Governance Committee and also served as a member of the Environment, Health and Safety Committee. Mr. Molson is not considered an independent Director.

Shareholdings:	Class "A":	224,540(1)	Deferred Share Units:	25,846
	Class "B":	10,000,000(2)		

(1) beneficially owned through Lincolnshire;
(2) Eric H. Molson indirectly owns a 64% interest in and controls Pentland which owns 10,000,000 Class "B" common shares.

Stephen T. Molson
Director since June 29, 1988 – Age: 64, Montréal, Québec

Stephen T. Molson is President and a member of the Board of The Molson Foundation, a charitable foundation. He is also a director of the Atlantic Salmon Federation, the Butters Foundation, the *Fondation de l'Hôpital Maisonneuve-Rosemont*, The Martlet Foundation and the Quebec-Labrador Foundation Inc. He received a B.A. degree from McGill University in 1963.

During fiscal 2004, Mr. Molson served as a member of the Pension Fund Committee and the Environment, Health and Safety Committee. Mr. Molson is not considered an independent Director.

Shareholdings:	Class "A":	3,600(1)	Deferred Share Units:	4,734
	Class "B":	none(2)		

(1) beneficially owned through Nooya;
(2) Stephen T. Molson owns indirectly a 36% interest in Pentland which owns 10,000,000 Class "B" common shares.

David P. O'Brien
Director since June 19, 2002 – Age: 62, Calgary, Alberta

David P. O'Brien has been Chairman of EnCana Corporation, an oil and gas company, since April 2002. He was Chairman and Chief Executive Officer, PanCanadian Energy Corporation from October 2001 to April 2002 and, prior thereto, he had been Chairman of PanCanadian since 1991. Mr. O'Brien was Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, transportation) from May 1996 to October 2001. He is also Chairman of Royal Bank of Canada and a director of Inco Limited, Fairmont Hotels & Resorts and Transcanada Pipelines Limited. In the not-for-profit sector, he is a director of the C.D. Howe Institute.

During fiscal 2004, Mr. O'Brien served as a member of the Human Resources Committee and the Corporate Governance Committee. Mr. O'Brien is an unrelated and independent Director.

Shareholdings:	Class "A":	5,000	Deferred Share Units:	1,151
	Class "B":	none		

Daniel J. O'Neill
Director since June 29, 1999 – Age: 52, Montréal, Québec

Daniel J. O'Neill has been President and Chief Executive Officer of Molson Inc. since June 2000. Mr. O'Neill joined the organization as Executive Vice President and Chief Operating Officer, North American Brewing on March 22, 1999. He had been Executive Vice President of H.J. Heinz Company, a manufacturer and marketer of consumer food products, and served as President and Chief Executive Officer of Star-Kist Foods. He was a member of the Board of Directors of H.J. Heinz Company from January 1998 to March 1999. Mr. O'Neill was the President of Campbell Soup Company from March 1994 to December 1997. He joined Campbell's after an international career spanning five countries and three continents working with S.C. Johnson. He received an M.B.A. degree from Queen's University in 1976. Mr. O'Neill is not an independent Director.

Shareholdings:	Class "A":	105,797	Deferred Share Units:	none
	Class "B":	none		

H. Sanford Riley, C.M.
Director since June 29, 1999 – Age: 53, Winnipeg, Manitoba

H. Sanford Riley is President and Chief Executive Officer of Richardson Financial Group, a specialized financial service company. Between 1992 and 2001, he served as President and Chief Executive Officer of Investors Group Inc., retiring as Chairman in 2002. Investors Group is one of Canada's leading personal financial services organizations. Mr. Riley currently serves as a director of the North West Company and James Richardson International Co. His community affiliations include serving as past Chairman of the Manitoba Business Council and Chancellor of the University of Winnipeg. He obtained a B.A. from Queen's University and an LL.B. from Osgoode Hall Law School.

During fiscal 2004, Mr. Riley chaired the Pension Fund Committee and served as a member of the Audit and Finance Committee. Mr. Riley is an unrelated and independent Director.

Shareholdings:	Class "A":	2,000	Deferred Share Units:	13,396
	Class "B":	none		

Appointment of Auditors

At the Meeting, the shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the next year and to authorize the Directors to fix their remuneration. Only holders of Class "B" common shares are entitled to vote on this resolution. A majority of the votes cast must be in favor of this resolution in order for it to be approved. **Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting on the appointment of the Auditors, the proxyholders named in the accompanying proxy intend to use it to vote for the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next annual meeting.**

In the fiscal year ended March 31, 2004, fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation's consolidated financial statements were $725,000. Fees for audit-related services paid in fiscal 2004

for services rendered during fiscal 2004 were $357,000, and fees for tax compliance and advisory services were $613,000. The Audit and Finance Committee has adopted a policy whereby all work by the Auditors requires the prior approval of and must be reviewed by the Committee.

Decrease of the Minimum and Maximum Numbers of Directors in the Corporation's Articles

Following as assessment of the Board, the Corporate Governance Committee recommended that the Board's size be reduced. Therefore, shareholders are being asked to approve a special resolution to amend the Articles of the Corporation to decrease the minimum number of Directors from 10 to 8 and to decrease the maximum number of Directors from 20 to 15.

Holders of Class "B" common shares are entitled to vote on the special resolution to approve the modification to the Articles. In order to be adopted, the special resolution must be approved by at least two-thirds of the votes cast on the matter at the Meeting. **Unless proxies specify that the Class "B" common shares they represent should be voted against the proposed modification to the Articles, the proxyholders named in the accompanying proxies intend to use them to vote in favor of the modification to the Articles.** This modification will not affect the right of holders of Class "A" non-voting shares to vote for the election of three Directors.

STATEMENT ON CORPORATE GOVERNANCE

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and to ensure enhancement of long-term shareholder value. The Corporation is continuously reviewing corporate governance practices in order to best comply with Canadian securities legislation and regulation and TSX corporate governance requirements and guidelines. The Corporation, during fiscal 2004, proceeded to implement a number of adjustments in corporate governance in response to the evolution of best practices and legislative changes as well as the results of a survey of the Board members to assess the effectiveness of the Board and its Committees.

As a result, the Board approved the separation of the Human Resources and Corporate Governance Committee (the "HRCGC") into two committees, one responsible for corporate governance and one responsible for human resources. The Corporate Governance Committee has approved a formal charter for the Board of Directors and qualifications for individual Directors as well as a charter for the Board Chair, all of which were approved by the Board. These documents, together with the mandates of the Audit and Finance Committee and the Corporate Governance Committee are posted on the Corporation's website at www.molson.com. Printed versions of these documents are also available upon request. The Board decided to abolish the Executive Committee, which met infrequently. The Corporation's code of business conduct was reviewed and relaunched through the organization during fiscal 2004. A copy of the code is also available on the Corporation's website. The mandates of the Human Resources Committee, the Pension Fund Committee and the Environment, Health and Safety Committee will be reviewed during the course of fiscal 2005 and then posted on the Corporation's website.

In September 2003, The Toronto Stock Exchange ("TSX") announced that it intended to entrust the authority to adopt corporate governance standards to the CSA which represent the Canadian securities commissions. On January 16, 2004, the CSA including the Ontario Securities Commission adopted the Multilateral Instrument 52-110 ("OSC Rules"). The OSC Rules include proposed requirements regarding audit committee composition and responsibilities as well as proposed reporting obligations. It has been determined that a majority of the members of the Board are unrelated and independent and that the following individuals would not generally be considered independent under the OSC Rules: Mr. Eric H. Molson, Mr. Stephen T. Molson, Mr. Daniel J. O'Neill and Mr. Luc Beauregard.

The Corporation's governance practices meet the guidelines of the TSX. A comparison of Molson's practices in relation to the guidelines is set out in schedule A. The Corporation is determined to reassess and amend its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices and changes in the guidelines or regulations.

The Board of Directors

Board and Management Roles

The Board either directly or through Board committees, is responsible for supervising the management of the business and affairs of the Corporation, with a view to enhancing long-term shareholder value. The Board has

delegated to Management the authority and responsibility for day to day affairs, subject to compliance with the plans approved from time to time by the Board. Board and management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of Board governance. Senior management makes regular presentations to the Board on the main areas of the Corporation's business. The Board provides advice to the Chief Executive Officer and regularly assesses the ongoing progress of the Corporation and its subsidiaries. In order to facilitate the Board's oversight role, management provides the Board with information specifically on the objectives, strategies, plans and major policies of the Corporation. The Board regularly assesses and monitors management's performance.

The Board determines the appropriate number of committees and approves each of their mandates. The roles and responsibilities of the Board and each of its committees are set out in formal written mandates. The new mandate of the Board of Directors adopted during fiscal 2004 includes approving all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The mandates are reviewed regularly to ensure they reflect best practices as well as any applicable regulatory requirements. A report on the activities of each committee during fiscal 2004 is included on pages 9 to 11 of this Circular.

Strategic Planning

The Board annually reviews and approves the strategic plan of the Corporation as presented by management. The Board also monitors and provides guidance on the strategic plan. The Corporation's strategic plan addresses the opportunities, risks, financial projections and other key performance indicators for each of the major business segments in addition to an assessment of industry and economic conditions and how these may impact the Corporation and the strategic plan. The Board sets out the long-term goals of the Corporation and the plans to achieve the goals. The Chief Executive Officer and senior management team of the Corporation have direct responsibility for the ongoing strategic planning process, the establishment of long term goals for the Corporation and once the strategic plan has been approved by the Board, its implementation. Management must obtain approval of the Board for any transaction that would have a significant impact on the strategic plan. At the meeting of January 28, 2004, the Board approved the strategic plan for fiscal 2005.

Risk Management

The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process or at the time of a transaction, as appropriate. The principal risks inherent in the Corporation's business identified by the Board include those related to foreign exchange rates, commodity costs, tax and other contingent liabilities, foreign investments and operations, license agreements, competition, government regulations and labor matters. The Board addresses specific risks and risk management in its review of the Corporation's annual audited financial statements. The Audit and Finance Committee deals with financial risk management and reviews internal control reports with the internal auditor. The Environment, Health and Safety Committee specifically addresses those areas of risk management.

Management Development, Assessment and Succession Planning

In fiscal 2004, the senior management team continued to be strengthened, both from internal promotions and the recruitment of high caliber leadership talent externally.

A new North American structure was developed during the fiscal year to give national focus to each core brand and new impetus to market development in order to increase market share. This new structure was announced on April 15, 2004. This followed the appointment of Kevin Boyce as President and Chief Operating Officer, North America, announced on March 15, 2004. Mr. Boyce has extensive experience in the North American consumer products industry, as well as a successful track record in driving organisations to achieve superior growth. Les Hine, with a strong international marketing background in the consumer products industry, was hired in August 2003. Mr. Hine is Chief Marketing Officer for Molson Canada.

The Corporation continues to build competitive advantage through people by ensuring a strong succession planning and talent assessment process. This process emphasizes detailed development plans for "Top Talent" employees. This is supported by a strong mentoring process in which the Senior Leaders spend time coaching and mentoring employees identified as top talent. Succession planning and talent development has been enhanced to include all vice presidents and is currently being cascaded down throughout the organization.

A performance assessment of the Chief Executive Officer is conducted annually. Key objectives for the Chief Executive Officer are set at the start of each fiscal year and approved by the Board. At the end of the fiscal year, the performance of the Chief Executive Officer is assessed relative to these objectives by the Human Resources Committee and approved by the Board. The Chairman of the Human Resources Committee meets with the Chief Executive Officer to review his performance evaluation.

Shareholder Communication

The Corporation has a disclosure policy that addresses the accurate and timely communication of all important information relating to the Corporation, as well as the Corporation's interaction with shareholders, analysts, other stakeholders and the public generally. The Policy includes measures to avoid selective disclosure of material information and includes guidance on trading by directors, officers and employees.

The Board reviews the Corporation's major disclosure documents, including the annual and quarterly financial statements and related management discussion and analysis, the annual information form, the management proxy circular and press releases and financing documents. It is the Audit and Finance Committee's responsibility to review on a regular basis the Company's corporate compliance and disclosure processes and programs, including the disclosure policy.

The Corporation communicates with its shareholders through a variety of channels, including the annual report, quarterly reports, annual information form, press releases, quarterly conference calls, website and conference and meetings with industry analysts and shareholders. The Corporation has posted the disclosure policy, all of its press releases and investor presentations on the Corporation's website. Feedback from shareholders is generally received by email or telephone.

Composition of the Board

At the end of fiscal 2004, the Board was composed of fifteen Directors, eleven of whom were considered unrelated Directors. D.J. O'Neill, the President and Chief Executive Officer, was considered "related" because he is a member of management. In light of recent regulatory changes (the "OSC Rules"), the Board has determined that Eric H. Molson, Stephen T. Molson and Luc Beauregard should no longer be considered independent. Eric H. Molson and Stephen T. Molson are not considered independent because they are indirectly the two shareholders of a corporation that owns 44.68% of the Corporation's voting shares. Luc Beauregard is not considered independent since he is Chairman and Chief Executive Officer of National Public Relations which rendered services to the Corporation during fiscal 2004.

Independence of the Board

The roles of Chairman of the Board and Chief Executive Officer are separate. The Chairman of the Board, E.H. Molson, indirectly through Pentland, is the Corporation's largest individual shareholder.

The Board preserves its independence by ensuring that members of management do not sit on any Board committees. Board committees may engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and Finance Committee meets at least annually with the Auditors at a session where management is not present.

Nomination of Directors

The Corporate Governance Committee is responsible for seeking out qualified candidates to be proposed to shareholders as Board members.

Board Committees

The Board has appointed five committees which focus on specific areas of responsibility necessary to effectively govern the Corporation. Board committees are comprised entirely of outside (non-management) Directors, a majority of whom are unrelated and independent. Committee members for the 2004 fiscal year are shown below, together with a description of each Committee's area of responsibility.

Audit and Finance Committee

The Audit and Finance Committee assists the Board in fulfilling its oversight responsibility for the Corporation's financial controls and reporting, as well as its duties with regard to the Corporation's compliance with financial covenants, legal and regulatory requirements in financial matters, public disclosure policy and financial risk

management. It reviews the Corporation's annual consolidated financial statements, quarterly financial statements and management discussion and analysis and annual information form before they are submitted to the Board. It works jointly with the external auditors and management to develop the annual audit plan and recommendations on internal controls. The Committee meets with the Corporation's internal and external auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management. The Committee's mandate is reviewed regularly. The Committee is responsible for hiring and evaluating the Auditors and for setting their compensation. It reviews all non-audit work performed by the Auditors.

A revised mandate for the Committee has been adopted, a copy of which is available on the Corporation's website. The Committee met four times during fiscal 2004 and it was composed of five non-management directors, all of whom were considered unrelated and independent.

Chairman: Dr. L.I. Barber
Members: D.W. Colson, R.A. Ingram, R.I. Molson, H.S. Riley

All Committee members are considered to be financially literate, which means having the ability to read and understand financial statements presenting a breadth and level of complexity of accounting issues, that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Corporation's financial statements.

Corporate Governance Committee

The Corporate Governance Committee is responsible for issues relating to the corporate governance of the Corporation and the structures and procedures of the Board and its relationship to management. It monitors the quality of the relationship between management and the Board and recommends improvements as deemed appropriate and advisable. The Committee brings forward to the Board corporate governance issues and topics of interest or importance that require Board discussion or action. It is responsible for required external reporting of the Corporation's approach to corporate governance and proposes nominees for election to the Board. It reviews Board compensation. The Committee ensures that a majority of the Board is composed of Directors who are unrelated and independent under the laws, regulations and listing requirement to which the Corporation is subject.

The Corporate Governance Committee met three times during fiscal 2004 and was composed of three non-management members, a majority of whom were considered unrelated and independent.

Chairman: E.H. Molson
Members: J.E. Cleghorn, D.P. O'Brien

Environment, Health and Safety Committee

The Environment, Health and Safety Committee oversees the Corporation's environmental and occupational health and safety policy standards and accountabilities. It receives data on the frequency and severity of safety incidents and reviews goals, strategies and programs in these areas and compliance with applicable legislation and programs, including safety measurement systems and crisis management training.

The Committee met twice during fiscal 2004 and was composed of an equal number of non-management and unrelated Directors, and non-management but related Directors.

Chairman: L. Beauregard
Members: Dr. L.I. Barber, Dr. F. Bellini, L.O.P. Gonçalves, E.H. Molson, S.T. Molson

Executive Committee

The Board decided to abolish the Executive Committee which met infrequently.

The Executive Committee was responsible to act on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board was not in session. The Committee was composed of three non-management Directors and Daniel J. O'Neill, the Chief Executive Officer. The Executive Committee met once during fiscal 2004.

Chairman: R.I. Molson
Members: D.W. Colson, E.H. Molson, D.J. O'Neill

Human Resources Committee

The Human Resources Committee develops, reviews and recommends to the Board appropriate executive and management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

The Committee met six times during fiscal 2004, including the three meetings held by the HRCGC. In fiscal 2004, the Committee was composed of five non-management Directors, all of whom were considered unrelated and independent.

Chairman: D.W. Colson
Members: J.E. Cleghorn, D.G. Drapkin, R.I. Molson, D.P. O'Brien

Pension Fund Committee

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy, reviews it periodically and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

In fiscal 2004, the Committee met four times and was composed of six members, all of whom were non-management Directors. A majority of them were considered unrelated and independent.

Chairman: H.S. Riley
Members: Dr. L.I. Barber, L. Beauregard, Dr. F. Bellini, J.E. Cleghorn, S.T. Molson

Directors' Compensation

In May 2003, the Board approved modifications to the Directors' compensation for fiscal 2004 following a benchmark analysis and review completed in 2003.

Annual Board Retainer :	$28,000 at least 50% of which is paid in Deferred Share Units
Board Meeting Fee:	$1,500 per meeting - related expenses are also covered
Committee Meeting Fee:	$1,500 per meeting - related expenses are also covered
Travel Fee:	$1,000 per meeting
Committee Chair Retainer:	$4,000 annually
Committee Member Retainer:	$3,000 annually

The Chairman of the Board and the Deputy Chairman received an annual fee of $300,000 and $150,000 respectively in lieu of other compensation paid to the Directors. They also received an annual grant under the Deferred Share Unit Plan equivalent to $100,000 and $50,000 respectively. In addition, the Chairman received a pension from the Corporation and retiree benefits similar to those accorded to other senior executives on retirement. The Deputy Chairman also received a fee of $200,000 for consulting services in fiscal 2004.

To ensure that directors' compensation is aligned with shareholders' equity:

- At least 50% of each Director's Annual Board Retainer was paid in Deferred Share Units ("DSUs").
- Directors have the option to receive 100% of their directors' compensation in the from of DSUs.

A DSU is a unit equivalent in value to one Molson Class "A" non-voting share but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the Director's period of Board service.

Notional dividends are paid on the accumulated DSUs in the form of additional DSUs.

Directors are required within four years of becoming Directors to hold either Class B shares, Class A non-voting shares or deferred share units having a value of not less than four times their annual retainer.

The Board, on advice from the Corporate Governance Committee reviews Directors' compensation regularly to ensure that compensation reflects the responsibilities and risks involved in serving as a Director.

Directors' Stock Option Plan

Non-employee Directors were granted options on Molson Class "A" non-voting shares as follows:

- 5,000 options in each of their first two years of Board service granted at market value and fully vested after five years; and
- 3,400 options, annually thereafter, granted at market value and fully vested after two years.

Executive Compensation

Report on Executive Compensation

The Human Resources Committee sets the compensation of senior executives of the Corporation, other than the President and Chief Executive Officer whose compensation, upon the recommendation of the Human Resources Committee, is set by the Board of Directors. As at March 31, 2004, there were twelve senior executives of the Corporation who were senior vice presidents, and above.

As was the case in the previous fiscal years, the focus in fiscal 2004 was to continue to manage the total remuneration strategy for Molson. As part of this strategy, base salaries for senior executives are positioned at the median percentile of the pay practices of the selected comparator group of Canadian public companies with revenues ranging from $1 to $5 billion while total direct cash is targeted at the third quartile of the comparator group. A substantial portion of each executive's annual cash compensation is variable and tied to the attainment of corporate and individual performance objectives. In addition, the stock option plan is intended to align executive and shareholder interests on a long term basis. A blend of Canadian and U.S. public companies is used as comparator group for some senior executives.

The incentive plan design has two separate components to reward employees for overall business results and individual contributions, as measured against individual performance objectives and improvement of Economic Value Added (EVA®). EVA® is a measure of corporate performance that includes a charge against profit for the cost of capital employed and is intended to focus employees on working more efficiently. Short term incentive target bonuses are based on a percentage of base salary with the percentage increasing with increasing levels of responsibility. A bonus is declared, based on the improvements in EVA® and individual performance objectives. A bonus payment is made equal to the target bonus plus one-third of the excess declared bonus above target bonus. The remaining two-thirds of such amount are banked (held in reserve), subject to adjustment for future business results. There is neither a minimum nor a maximum bonus declaration. In fact, a negative bonus can be applied against the banked amount.

The bonus for the president of Molson USA was determined partially on the basis of the EVA® program described above and partially on the basis of a bonus plan specific to Molson USA. The bonus provided under the latter is determined in accordance with the financial results and the volume growth achieved by Molson USA over the fiscal year.

The Corporation generally grants stock options once a year. The options are priced at 100% of the average market value of the Corporation's stock for the five trading days preceding the effective date of the grant. Grants are generally for a period of ten years. The number of stock options granted to senior executives annually is targeted to reflect individual performance and designed to deliver a long term incentive plan that is competitive with plans of companies in the comparator group at various levels of responsibility. For executives at senior vice president level and above, options generally vest as to one-third after three years, another third after four years and the balance after five years.

Compensation of the Chief Executive Officer

The President and Chief Executive Officer's base salary was increased to $1,000,000 in June 2003. This salary falls between the median and the 75th percentile of the selected comparator group of Canadian public companies and a selected group of U.S. consumer products companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to the Corporation's revenue size). On the recommendation of the Human Resources Committee, the Board of Directors approved a grant of 400,000 stock options and 50,000 share units

to the President and Chief Executive Officer on March 9, 2004. Share units represent one Molson Class "A" non-voting share but are not earned until the end of a three-year vesting period and until specific performance objectives are also attained with respect to two-thirds of the units. Estimated future payouts will be based upon the Corporation's Total Shareholders' Compounded Annual Return and the Total Shareholders' Compounded Annual Return relative to a group of international brewers. The threshold payout under this grant is 25,000 units, the target is 50,000 units and the maximum is 150,000 units.

The President and Chief Executive Officer was eligible in fiscal 2004 to receive a target bonus equal to 100% of his salary. On the recommendation of the Human Resources Committee, the Board of Directors approved a bonus for the President and Chief Executive Officer of $1,008,167. The amount of the bonus was based upon EVA® improvement and individual objectives set in conjunction with the Human Resources Committee and endorsed by the Board of Directors at the start of the fiscal year.

Presented by the Human Resources Committee of the Board.

D.W. Colson, Chairman, J.E. Cleghorn, D.G. Drapkin, R.I. Molson and D.P. O'Brien.

Performance Graphs

The following graph compares the annual change over the Corporation's last five fiscal years in the cumulative total return of $100 invested in the Corporation's Class "A" non-voting shares, Class "B" common shares and the S&P/TSX Composite Index. The S&P/TSX Index consists of approximately 71% of the total market capitalization of Canadian-based companies listed on the TSX, including Molson Inc., among many others. The S&P/TSX total return data is from Bloomberg L.P.

Cumulative Return of $100 Invested in Molson Inc.
Class "A" non-voting and Class "B" common shares

		Mar. '99	Mar. '00	Mar. '01	Mar. '02	Mar. '03	Mar' 04	Percentage of Change from 1999 to 2004
Molson Class "A"	( )	$100.00	$113.58	$218.76	$351.96	$343.73	$335.45	235%
Molson Class "B"	(◆)	$100.00	$111.70	$213.24	$347.31	$333.70	$328.35	228%
S&P/TSX Total Return Index	(△)	$100.00	$145.47	$118.40	$124.19	$102.38	$140.98	41%

Comparison of Five-Year Cumulative Total Return



400
350
300
250
200
150
100
50
03/31/99
03/31/00
03/31/01
03/31/02
03/31/03
03/31/04

Summary Compensation Table

The following table sets out for the Corporation's last three fiscal years, total compensation of the Chief Executive Officer, and the Corporation's four other executive officers who had the highest total annual compensation (based on total annual salary and bonus) during the fiscal year ending March 31, 2004 and who were serving as executive officers at the end of the fiscal year (collectively referred to as "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation: Salary ($)	Bonus[1] ($)	Other Annual Compensation ($)	Long Term Compensation: Securities Under Options[2] Granted (#)	Restricted Shares[3] ($)	LTIP Payouts ($)	All Other Compensation ($)
Daniel J. O'Neill								
President and	2004	983,333	1,008,167	15,944[4]	400,000	13,111	-	-
Chief Executive	2003	900,000	3,991,250	20,455[5]	-	12,000	-	-
Officer, Molson Inc.	2002	875,000	2,361,250	92,809[6]	400,000	11,667	-	-
Brian Burden								
Executive Vice President	2004	408,333	154,202	17,187[5]	35,000	5,444	-	22,458[8]
and Chief Financial Officer	2003	233,333[7]	136,111	10,969[5]	125,000	2,222	-	137,833[9]
Molson Inc.	2002	-	-	-	-	-	-	-
Robert Coallier								
President and Chief	2004	459,375	-	455,200[10]	45,000	6,089	-	25,967[8]
Executive Officer	2003	425,000	675,040	266,634[11]	50,000	5,583	-	23,375[8]
Cervejarias Kaiser and	2002	370,833	502,865	8,902[4]	74,000	4,944	-	41,854[8]
Executive Vice President								
Molson Inc.								
David Perkins								
President,	2004	363,713[12]	124,947[12]	6,295[5]	25,000	4,528	-	-
Market Development	2003	410,750[13]	522,386[13]	9,718[5]	18,000	4,352	-	-
Molson North America	2002	356,550[14]	370,528[14]	9,788[5]	36,000	4,581	158,054	-
Raynald H. Doin								
Senior Vice President,	2004	311,583	128,807	5,052[4]	21,000	4,154	-	17,137[8]
Strategy & Integration	2003	300,417	648,663	5,822[4]	23,000	4,006	-	16,533[8]
Molson Inc.	2002	275,833	296,292	11,824[5]	50,000	3,677	152,786	26,689[8]

(1) Short term incentives earned for a fiscal year are paid in May of the following year. Amounts shown in the table reflect incentive compensation to be paid in respect of the fiscal year. The bonus includes a portion earned during the fiscal year as well as a portion of bonus amount banked in the previous fiscal year. A description of the plan is found in the paragraph entitled "Report on Executive Compensation". A portion of the annual incentive amount accrued is maintained in a "bonus bank" to be used in the calculation of future bonuses. There is no guarantee such amounts will be paid as they are subject to future economic results. Amounts banked for Named Executive Officers are as follows: (i) D.J. O'Neill, $16,333; (ii) B Burden, $0; (iii) R. Coallier, ($322,228); (iv) D. Perkins: $3,511; (v) R.H. Doin: $7,213.

(2) This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001.

(3) Represents the Corporation's payments made to the Molson Employee Share Ownership Plan.

(4) Represents income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(5) Represents imputed interest on share purchase loan and income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(6) This amount includes imputed interest for share purchase loan ($16,674), income tax gross-up on benefits allowance ($21,005), along with perquisites and other benefits. Of the perquisites and other benefits, the following items represent more than 25% of the total: perquisite car ($23,155) and executive long-term disability premium ($19,940).

(7) Hired on September 1, 2002, and accordingly represents compensation for the period September 1, 2002 to March 31, 2003.

(8) Represents contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(9) Represents hiring incentive pursuant to employment agreement of which the value was invested in the Corporation's Class "A" non-voting shares and contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(10) This amount includes income tax gross-up on benefits and other foreign services allowances ($128,838), along with perquisites and other benefits.
(11) This amount includes income tax gross-up on benefits and other foreign services allowances ($80,155), along with perquisites and other benefits.
(12) U.S. earnings were converted to Canadian dollars using an exchange rate of $1 US = $1.35 CDN.
(13) U.S. earnings were converted to Canadian dollars using an exchange rate of $1 US = $1.55 CDN.
(14) U.S. earnings were converted to Canadian dollars using an exchange rate of $1 US = $1.57 CDN.

Stock Options

The Corporation established a stock option plan in 1988 (the "Plan") providing for the issuance of options to purchase Class "A" non-voting shares of the Corporation which expires December 31, 2004, unless extended or replaced by the Board of Directors. The number of authorized and unissued shares that may be issued under the Plan may not at any time exceed 11,106,000 shares. As at March 31, 2004, a total of 4,144,618 shares had been issued since the beginning of the Plan and there were 5,340,069 options outstanding. The following table sets out grants made to the Named Executive Officers in fiscal 2004.

Option Grants during Fiscal 2004

Name	Securities Under Option Granted (#)	Percentage of Total Options Granted to Employees (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options at Date of Grant ($/Share)	Expiration Date
Daniel J. O'Neill	400,000	29.20	30.63	30.63	March 16, 2014
Brian Burden	35,000	2.56	32.31	32.31	May 2, 2013
Robert Coallier	45,000	3.29	32.31	32.31	May 2, 2013
David Perkins	25,000	1.83	32.31	32.31	May 2, 2013
Raynald H. Doin	21,000	1.53	32.31	32.31	May 2, 2013

The following table sets out for the Named Executive Officers, information concerning the exercise of stock options during the fiscal year and the number and value of unexercised options held by each of the Named Executive Officers as at March 31, 2004.

Aggregated Option Exercises during Fiscal 2004 and Option Value
as at March 31, 2004

	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2004 (#)		Value of Unexercised in-the-Money Options[1] ($)	
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. O'Neill	Nil	Nil	1,500,000	800,000[2]	32,602,500	1,348,000[2]
Brian Burden	Nil	Nil	Nil	160,000	Nil	363,200
Robert Coallier	83,333	1,838,393	Nil	335,667	Nil	4,086,660
David Perkins	38,667	881,205	Nil	123,000	Nil	1,251,252
Raynald H. Doin	38,667	892,602	Nil	138,000	Nil	1,388,792

(1) Closing Market Price: $32.33 as at March 31, 2004.
(2) The trading price of the Class A non-voting shares shall be at least twice the grant price of $30.66 on March 12, 2007 for the 400,000 options granted in fiscal 2002 to become exercisable, and there are performance measures tied to the vesting of 266,667 of the 400,000 options granted in fiscal 2004.

Retirement Plans

Defined Benefit or Actuarial Plan Disclosure

Retirement benefits for Named Executive Officers are provided by a combination of a registered pension plan and an unregistered supplementary retirement income agreement.

Named Executive Officers' retirement benefits will normally start at age 65 but benefits can commence as early as age 55. At normal retirement age, total benefits can be estimated from the following tables. These amounts are not integrated with government benefit plans.

Daniel J. O'Neill

Final Average Remuneration ($)	Years of Pensionable Service 5	10	15	20	25
1,000,000	125,000	250,000	375,000	500,000	550,000
1,250,000	156,250	312,500	468,750	625,000	687,500
1,500,000	187,500	375,000	562,500	750,000	825,000
1,750,000	218,750	437,500	656,250	875,000	962,500
2,000,000	250,000	500,000	750,000	1,000,000	1,100,000
2,250,000	281,250	562,500	843,750	1,125,000	1,237,500
2,500,000	312,500	625,000	937,500	1,250,000	1,375,000
2,750,000	343,750	687,500	1,031,250	1,375,000	1,512,500
3,000,000	375,000	750,000	1,125,000	1,500,000	1,650,000
3,250,000	406,250	812,500	1,218,750	1,625,000	1,787,500
3,500,000	437,500	875,000	1,312,500	1,750,000	1,925,000

Brian Burden, Robert Coallier, David Perkins and Raynald H. Doin

Final Average Remuneration ($)	Years of Pensionable Service* 5	10	15	20	25
300,000	30,000	60,000	90,000	120,000	150,000
400,000	40,000	80,000	120,000	160,000	200,000
500,000	50,000	100,000	150,000	200,000	250,000
600,000	60,000	120,000	180,000	240,000	300,000
700,000	70,000	140,000	210,000	280,000	350,000
800,000	80,000	160,000	240,000	320,000	400,000
900,000	90,000	180,000	270,000	360,000	450,000
1,000,000	100,000	200,000	300,000	400,000	500,000

* Service since June 1, 1999.

Final Average Remuneration for the Named Executive Officers is the greater of the average of the executive's three consecutive fiscal years of highest earnings or the final 36 months of earnings (base salary and bonus). For Mr. Burden, the bonus recognized each year for pension purposes is the lesser of the target bonus and the paid bonus. The approximate pensionable years of service to March 31, 2004 under this program are the following: five years for Messrs. O'Neill, Perkins and Doin, four years for Mr. Coallier and two years for Mr. Burden.

For D.J. O'Neill, retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If he has a spouse at retirement and he dies before that spouse, 55% of his retirement income in respect of service prior to April 1, 2000 continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years. Consistent with the terms of the registered pension plan arrangements, if the Named Executive Officer has a spouse at retirement and he dies before that spouse, 66.67% of his retirement income in respect of service after March 31, 2000 continues to be paid to the spouse for the remainder of her lifetime.

For B. Burden, R. Coallier, D. Perkins and R.H. Doin, retirement benefits are normally paid for the lifetime of the senior executive and for a minimum of fifteen years. If he has a spouse at retirement and he dies before that spouse, 66.7% of his retirement income continues to be paid to the spouse for the remainder of her lifetime.

For service prior to June 1999, R.H. Doin was participating in a defined contribution arrangement and David Perkins was participating in defined benefit arrangement, both provided under a combination of registered pension plan and supplementary retirement income agreement.

Indebtedness of Executive Officers

The required details with regard to share purchase loans given to Executive Officers are shown in the following table. The aggregate indebtedness of all Executive Officers and employees of Molson Inc. and its subsidiaries (including the Named Executive Officers) to Molson Inc. in respect of share purchase loans at March 31, 2004, was $3,333,379.

The Board of Directors has approved a policy whereby the President of the Corporation is required, within four years of joining the Corporation, to own shares with a value equal to at least three times his salary, while other members of senior management are required to own shares with a value equal to twice their salary. Current information concerning share ownership by these individuals is also shown on the table below.

On March 9, 2004, the Board of Directors decided to discontinue Molson loans to senior executives for future hires.

Table of Indebtedness of Executive Officers

Name and position	Involvement of Molson	Amount Outstanding as at March 31, 2004 ($)	Financially Assisted Share Purchase during 2004(1) (#)	Security for Indebtedness (3)	Number of Shares Owned as at March 31, 2004
DANIEL J. O'NEILL President and Chief Executive Officer, Molson Inc.	Nil	Nil	Nil	Nil	105,797
BRIAN BURDEN Executive Vice President and Chief Financial Officer, Molson Inc.	Lender	736,684	Nil	(3)	26,390
ROBERT COALLIER President and Chief Executive Officer, Cervejarias Kaiser and Executive Vice President, Molson Inc.	Nil	Nil	Nil	Nil	31,041
RAYNALD H. DOIN Senior Vice President, Strategy and Integration, Molson Inc.	Nil	Nil	Nil	Nil	9,679
LES HINE Chief Marketing Officer, Molson Canada	Nil	Nil	Nil	Nil	77
DAVID PERKINS President, Market Development, Molson North America	Lender	359,930(2)	Nil	(3)	23,656
MARIE GIGUÈRE Senior Vice President, Chief Legal Officer and Secretary, Molson Inc.	Lender	199,899	Nil	(3)	17,035
SYLVIA MORIN Senior Vice President, Corporate Affairs, Molson Inc.	Lender	397,650	11,000	(3)	11,862
GREGORY L. WADE Senior Vice President, Quality Brewing, Molson Inc.	Lender	269,290	Nil	(3)	14,059
BERNARD CORMIER Senior Vice President, Human Resources, Molson Inc.	Lender	487,870	Nil	(3)	18,623
CATHY NOONAN Senior Vice President, Global Costs, Molson Inc.	Lender	406,250	Nil	(3)	14,127
PETER AMIRAULT Senior Vice President, Business Development and Innovation, Molson Inc.	Lender	475,806	14,000	(3)	14,808

(1) *The loans are made for ten years. The interest, payable quarterly, is equivalent to the dividend on the shares purchased with the loan. No principal repayment is required before the sixth anniversary of the loan, at which time it is to be repaid in five annual equal installments. If the officer leaves the Corporation, the loan must be repaid in full no later than 60 days following termination of the employment.*

(2) *The loans were made in fiscals 2000 and 2002.*

(3) *Security for the indebtedness is provided for by the deposit of the certificates representing the relevant shares with CIBC Mellon Trust Company as a trustee.*

Termination of Employment and Employment Contracts

In the event of involuntary termination by the Corporation of the employment of Daniel J. O'Neill, other than for just cause, the Corporation is obligated to pay him 24 months of salary. Pension accrual, benefits and perquisites will continue until the earlier of the end of the notice period, re-employment or self-employment. In the event of involuntary termination within 24 months following a change of control, the notice period will be extended by 12 months.

In the event of involuntary termination by the Corporation of the employment of Brian Burden, other than for cause, the Corporation is obligated to pay him the Corporation's normal severance calculation.

In the event of involuntary termination by the Corporation of the employment of Robert Coallier, other than for just cause, disability or voluntary retirement, including in the event of involuntary termination as a result of change in control of the company, the Corporation is obligated to pay him 18 months of salary, annual bonus, benefits and pension accrual. Insured benefits, pension and perquisites will continue for the lesser of the severance period and the period until re-employment. With respect to the 250,000 options granted on hire, in the event of involuntary termination between the fourth and fifth anniversaries, the options would be fully vested.

In the event of involuntary termination of the employment of Raynald H. Doin, other than for cause, voluntary early retirement, normal retirement or death, the Corporation is obligated to give him a minimum of 18 months' notice or pay him 18 months' salary in lieu of notice.

In the event of involuntary termination by the Corporation of the employment of David Perkins, other than for just cause, the Corporation is obliged to pay him 24 months of salary.

Shareholder Proposals

The Corporation did not receive any shareholder proposal to be submitted to the Meeting. The shareholder proposal submitted for consideration at the 2003 annual meeting of the shareholders was rejected by a majority of 82% of the votes.

Any proposal which a shareholder would like to have included at the 2005 annual meeting of shareholders must be received no later than 5:00 p.m. (Eastern Standard Time) on February 4, 2005.

Directors' and Officers' Liability Insurance

The Corporation maintains a combined Directors' and Officers' Liability and Corporation Reimbursement Insurance Policy with a limit of liability of $115,000,000 per policy year to cover the Directors and Officers individually and collectively as a group, and to cover the Corporation for its liability to indemnify the Directors and Officers pursuant to the Corporation's by-laws. The entire premium cost in the aggregate amount of $482,000 for the 2004 fiscal year was borne by the Corporation. The premium for this policy was not allocated between Directors and Officers as separate groups. In respect of the Corporation reimbursement coverage, the Corporation bears the first $750,000 of any loss.

Availability of Documents

Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, audited financial statements, management's discussion and analysis and the Circular may be obtained on request from the Secretary of the Corporation and on the Corporation's website. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a shareholder unless the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Directors' Approval

The Directors have approved the contents and sending of this circular to shareholders.

Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary
May 12, 2004

SCHEDULE A – CORPORATE GOVERNANCE COMPLIANCE TABLE

TSX Guidelines 1 | **Compliance**

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: **Yes**

Molson's Governance Practices: The Board, either directly or through Board Committees, is responsible for supervising the management of the business and affairs of the Corporation with the objective of enhancing long-term shareholder value. In fulfilling that responsibility, the Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the *Canada Business Corporations Act* and the Articles of the Corporation, be approved by the Board, the Board retains responsibility for all significant changes in the Corporation's affairs. The Board provides advice to the CEO from time to time and regularly assesses the ongoing progress of the Corporation and its subsidiaries. In order to facilitate the Board's oversight role, management provides the Board with information specifically on the objectives, strategies, plans and major policies of the Corporation. The roles and responsibilities of the Board and each of its committees are set out in formal written mandates. The mandates are reviewed regularly to ensure they reflect best practices as well as any applicable regulatory requirements. In fiscal 2004, a written mandate of the Board of Directors was formally adopted and includes approving all significant decisions that affect the Corporation and its subsidiaries before they are implemented. In fiscal 2004, the Corporation reviewed and relaunched its Code of Business Conduct. This Code provides a framework for Directors, officers and employees on the conduct and ethical decision-making. The full text of the mandates of the Board, the Audit and Finance Committee, the Corporate Governance Committee and the code of Business Conduct can be found on the Corporation's website. A report on the activities of each committee during fiscal 2004 is also included on pages 9 to 11 of this Circular.

TSX Guideline 1(a) | **Compliance**

adoption of a strategic planning process; **Yes**

Molson's Governance Practices: The Board's Mandate provides that the Board is responsible for ensuring that the Corporation has an effective strategic planning process. The Board annually reviews and approves the strategic plan of the Corporation as presented by management. The Board also monitors and provides guidance on the Corporation's strategic plan. The Corporation's strategic plan addresses the opportunities, risks, financial projections and other key performance indicators for each of the major business segments in addition to an assessment of industry and economic conditions and how they may impact the Corporation and its strategic plan. It sets out the long-term goals of the Corporation and the plans to achieve the goals. The CEO and senior management team of the Corporation have direct responsibility for the ongoing strategic planning process, the establishment of long term goals for the Corporation, and once the strategic plan has been approved by the Board, its implementation. Management must obtain approval of the Board for any transaction that would have a significant impact on the strategic plan. At the meeting of January 28, 2004, the Board approved the strategic plan for fiscal 2005.

TSX Guideline 1(b) | **Compliance**

the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; **Yes**

Molson's Governance Practices: The Board's mandate specifically includes the review of the principal business risks faced by the Corporation and the financial controls and systems of risk management of the Corporation, to ensure proper management of these risks. The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process or at the time of a transaction, as appropriate. The principal risks inherent in the Corporation's business identified by the Board include those related to foreign exchange rates, commodity costs, tax and other contingent liabilities, foreign investments and operations, license agreements, competition, government regulations and labour matters. The Board addresses specific risks and risk management in its review of the Corporation's annual audited financial statements. The Audit and Finance Committee deals with financial risk management. The Environment, Health and Safety Committee specifically addresses those areas of risk management.

TSX Guideline 1(c) **Compliance**

succession planning, including appointing, training and monitoring senior management; ***Yes***

Molson's Governance Practices: The Board is responsible for choosing the President and CEO and approves his corporate objectives and compensation. The Corporation's strategic plan constitutes a mandate for the Chief Executive Officer. This mandate includes the goal to maximize long-term shareholder value. The Human Resources Committee approves the CEO's objectives on an annual basis. These objectives are reviewed by the Board on an ongoing basis. The Human Resources Committee has responsibility to review and advise the Board on succession planning and remuneration of employees, including officers of the Corporation. The Committee monitors the performance of senior management, to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters.

TSX Guideline 1(d) **Compliance**

a communications policy for the corporation; and; ***Yes***

Molson's Governance Practices: The Corporation has a disclosure policy that addresses the accurate and timely communication of all important information relating to the Corporation and the Corporation's interaction with shareholders, investors, analysts, other stakeholders and the public generally. The Policy includes measures to avoid selective disclosure of material information and includes guidance on trading by directors, officers and employees. The Board reviews the Corporation's major disclosure documents, including the annual and quarterly financial statements and related management discussion and analysis, the annual information form, the management proxy circular, press releases and financing documents. It is the Audit and Finance Committee's responsibility to review on a regular basis the Company's disclosure processes and programs, including the disclosure policy. The Corporation communicates with its shareholders through a variety of channels, including the annual report, quarterly reports, annual information form, press releases, quarterly conference calls, website and conferences and meetings with industry analysts and shareholders. The Corporation has posted all of its press releases and its investor presentations on the Corporation's website. Feedback from shareholders is generally received by email or telephone.

TSX Guideline 1(e) **Compliance**

the integrity of the corporation's internal control and management information systems. ***Yes***

Molson's Governance Practices: The Board, through the Audit and Finance Committee, examines audit and internal control processes as well as management information systems to determine integrity and effectiveness. The Audit and Finance Committee reviews the Corporation's annual consolidated and quarterly financial statements, the accompanying notes and annual information form before they are approved by the Board. The Committee works jointly with the external and internal auditors and management to develop the annual audit plan and reviews the Auditors' recommendations on internal controls. The Committee meets the Auditors independently from management at least once a year. The Corporation is in the process of setting up a process for the confidential and anonymous treatment of complaints concerning accounting, internal accounting controls and auditing matters, as required by the OSC Rules.

TSX Guideline 2 **Compliance**

The board of directors should be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. ***Yes***

Molson's Governance Practices: At the end of fiscal 2004, the Board was composed of fifteen Directors, a majority of whom were unrelated and independent. D.J. O'Neill, the CEO, is considered "related". Eric H. Molson, Stephen T. Molson and Luc Beauregard are not considered independent Directors.

TSX Guideline 3 **Compliance**

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion. ***Yes***

Molson's Governance Practices: The Board is responsible for determining whether or not each Director is an unrelated Director. The Corporate Governance Committee, in accordance with its mandate, analyzed all the relationships of the Directors with the Corporation, its subsidiaries and significant shareholders. Daniel J. O'Neill, the Chief Executive Officer, is related because he is a member of management. As a result of the adoption of the OSC Rules, the Board has established that Eric H. Molson and Stephen T. Molson are not considered independent because they are indirectly the two shareholders of the corporation that controls 44.68% of the Corporation's voting shares. Luc Beauregard is not considered independent as he is Chairman and Chief Executive Officer of National Public Relations which rendered services to the Corporation during fiscal 2004.

TSX Guideline 4 **Compliance**

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis. ***Yes***

Molson's Governance Practices: The Corporate Governance Committee is responsible for the structure and composition of the Board and Board committees defining the authority of the Board and management, identifying and recommending suitable nominees for directorship. The Corporate Governance Committee establishes the list of skills for directors annually to ensure that new nominees possess attributes that will complement the overall Board expertise and experience. The Committee also monitors the membership of the Board to ensure that qualifications are maintained and situations of conflict of interest are avoided. The Corporate Governance Committee is comprised of three non-management directors, a majority of whom are unrelated. The Board expects that each Board and Committee member, as well as new nominees, will attend meetings in person, have a track record in general business management or a special expertise in an area of strategic interest to the Corporation and the ability and willingness to devote the time required and to serve the Corporation.

TSX Guideline 5 **Compliance**

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. ***Yes***

Molson's Governance Practices: The Corporate Governance Committee periodically evaluates the effectiveness of the Board, committees and the contribution of individual directors. In fiscal 2004, the effectiveness of the Board and its Committees was assessed by an external firm.

TSX Guideline 6 **Compliance**

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. ***Yes***

Molson's Governance Practices: All new Directors receive the Director's manual containing a record of historical information about the Corporation, as well as the charters of the Board and committees and other relevant corporate and business information. Senior management makes regular presentations to Board on the main areas of the Corporation's business. Directors are invited to tour the Corporation's facilities.

TSX Guideline 7 **Compliance**

Every board of directors should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making. ***Yes***

Molson's Governance Practices: The Corporate Governance Committee is responsible for reviewing the composition and size of the Board. Following an assessment of the Board, the Corporate Governance Committee recommended to the Board that the Board's size be reduced. Following the annual meeting, it will be reduced from fifteen to ten members. It is also proposed that the Corporation's Articles be amended to decrease the minimum numbers of Directors from 10 to 8 and to decrease the maximum number of Directors from 20 to 15.

TSX Guideline 8 **Compliance**

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director. ***Yes***

Molson's Governance Practices: The Corporate Governance Committee is responsible for reviewing the adequacy and form of the Directors' compensation and to determine whether the compensation is appropriate for the responsibilities and risks assumed by the Directors. The Corporate Governance Committee regularly reviews Directors' compensation on the basis of analyses compiled by an outside firm which recently led to adjustments to bring the compensation in line with median levels. The Corporate Governance Committee is composed of three non-management members, a majority of whom are unrelated and independent Directors. (See page 11 of the Circular for more information on Share Ownership Requirements and Compensation Paid to Directors.

TSX Guideline 9 **Compliance**

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. ***Yes***

Molson's Governance Practices: The Board has delegated certain responsibilities to five committees, each of which has specific roles and responsibilities as defined by the Board. Mandates of the Audit and Finance Committee and the Corporate Governance Committee can be found on the Corporation's website. All Board committees are made up solely of non-management Directors, a majority of whom are unrelated Directors, except for the Environment, Health and Safety Committee which was composed of an equal number of management and unrelated Directors, and non-management but related Directors. See pages 9 to 11 of this Circular for the reports on each committee, including the names and number of members with indication of outside and unrelated members, the name of the chair, the scope of each committee's responsibility and a summary of its activities during fiscal 2004.

TSX Guideline 10 **Compliance**

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines. ***Yes***

Molson's Governance Practices: The Corporate Governance Committee assumes responsibility for and oversees issues relating to the Corporate Governance of the Corporation such as the structure and procedures of the Board and its relationship to management. The Committee reviews the overall governance principles of the Corporation, recommending any changes to these principles and monitoring their disclosure. The Committee develops the Corporation's corporate governance practices in conformity with the applicable legislation, guidelines and best practices. The Committee is responsible for the statement of corporate governance practices included in this Circular.

TSX Guideline 11 **Compliance**

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board ***Yes***

should approve or develop the corporate objectives which the CEO is responsible for meeting.

Molson's Governance Practices: The Corporate Governance Committee develops position descriptions for the Board. The Human Resources Committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The Committee annually assesses the CEO's performance against these objectives and reports the results of this assessment to the Board. The Board developed a grid that clearly defines the limits to management's authority and ensures strategic issues are brought to the Board. The Board expects management to review the Corporation's strategies and their implementation in all key areas of the Corporation's activities, carry out a comprehensive budgeting process and monitor the Corporation's financial performance against the budget and identify opportunities and risks affecting the Corporation's business and find ways of dealing with them.

TSX Guideline 12	**Compliance**
Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.	***Yes***

Molson's Governance Practices: The roles of the Chairman of the Board and CEO are separate. The Board also preserves its independence by ensuring that members of management do not sit on Board committees. Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and finance Committee meets annually with the Auditors at a session where management is not present. An agenda item following each Board meeting is an in-camera session, at which no members of management are present. Discussions held at in-camera sessions are not communicated to management, unless they require action on the part of management. Board Committees may also hold in-camera sessions.

TSX Guideline 13	**Compliance**
The audit committee of every board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	***Yes***

Molson's Governance Practices: In fiscal 2004, the Audit and Finance Committee was composed of five non-management Directors, all of whom were unrelated and independent. The Board yearly reviews the Committee's mandate. The mandate of the Audit and Finance Committee has been revised and substantially updated by the Board of Directors in fiscal 2004, taking into consideration changes in the OSC rules. The mandate of the Committee is available on the Corporation's website. The Audit and Finance committee meets with the Corporation's internal and external auditors independently of management at least once a year. The Audit and finance Committee reviews the Auditor's recommendations on internal controls. See page 9 of this Circular for a report of the Committee including a list of members. Non-audit work from the Auditors must, subject to minor exceptions, be reviewed and approved by the Committee.

TSX Guideline 14	**Compliance**
The board of directors should implement a system which enables an individual Director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	***Yes***

Molson's Governance Practices: Board committees may engage independent consultants, as appropriate, to assist them in discharging their responsibilities.

Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866
www.molson.com

Printed in Canada

MOLSON

Proxy (Class "A" non-voting shares)

This proxy is solicited by management.

The undersigned Class "A" Shareholder of MOLSON INC. (the "Corporation") hereby appoints E. H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held in the City of Montréal, in the Province of Québec, Canada, on June 22, 2004 (the "Meeting"), and at any adjournment thereof. The undersigned hereby directs that the shares represented by this proxy be:

(a) Voted ☐ or withheld from voting ☐ in respect of the election of the three directors set forth in the Management Proxy Circular: and

(b) Voted at the proxy's discretion on any other matters which may properly come before the Meeting or any adjournment thereof.

A shareholder has the right to appoint a person to attend and act for him/her at the meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Date ______________________ 2004

Signature ______________________

Website address / adresse du site Web : **www.eproxyvoting.com/molsonA**

Control number / numéro de contrôle :

Shares / actions :

Procuration (actions catégorie « A » sans droit de vote)

Procuration sollicitée par la direction.

Le soussigné, détenteur d'actions catégorie « A » de Molson Inc. (la « Société »), nomme par les présentes E. H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________

son fondé de pouvoir pour assister, agir et voter en son nom à l'assemblée annuelle et extraordinaire des actionnaires de la Société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 22 juin 2004 (l'« assemblée »), et à toute reprise de cette assemblée. Le soussigné demande par les présentes que les droits de vote afférents aux actions faisant l'objet de la présente procuration :

a) Soient exercés ☐ ou ne soient pas exercés ☐ à l'égard de l'élection des trois administrateurs indiqués dans la circulaire de sollicitation de procurations émanant de la direction; et

b) Soient exercés au gré du fondé de pouvoir sur toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie.

L'actionnaire a le droit de nommer, pour le représenter à cette assemblée, une autre personne que celles dont les noms figurent dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cet effet.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la Société l'a postée.

This is your proxy – do not destroy. If you are unable to attend the meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope.

Voici votre procuration que vous devez conserver. Si vous ne pouvez assister en personne à l'assemblée, veuillez remplir, signer et retourner sans délai le présent formulaire de procuration dans l'enveloppe-réponse ci-jointe.

MOLSON

Proxy (Class "B" shares)

This proxy is solicited by management.

The undersigned Class "B" Shareholder of MOLSON INC. (the "Corporation") hereby appoints E. H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held in the City of Montreal, in the Province of Quebec, Canada, on June 22, 2004 (the "Meeting"), and at any adjournment thereof. The undersigned hereby directs that the shares represented by this proxy be:

(a) Voted ☐ or withheld from voting ☐ in respect of the election of the seven directors set forth in the Management Proxy Circular;

(b) Voted ☐ or withheld from voting ☐ in respect of the appointment of auditors;

(c) In favor of ☐ or Against ☐ a Special Resolution to amend the Articles of the Corporation to decrease the minimum number of directors from 10 to 8 and decrease the maximum number of directors from 20 to 15; and

(d) Voted at the proxy's discretion on any other matters which may properly come before the Meeting or any adjournment thereof.

A shareholder has the right to appoint a person to attend and act for him/her at the meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Procuration (actions catégorie « B »)

Procuration sollicitée par la direction.

Le soussigné, détenteur d'actions de catégorie « B » de Molson Inc. (la « Société »), nomme par les présentes E. H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________

son fondé de pouvoir pour assister, agir et voter en son nom à l'assemblée annuelle et extraordinaire des actionnaires de la Société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 22 juin 2004 (l'« assemblée »), et à toute reprise de cette assemblée. Le soussigné demande par les présentes que les droits de vote afférents aux actions faisant l'objet de la présente procuration :

a) Soient exercés ☐ ou ne soient pas exercés ☐ à l'égard de l'élection des sept administrateurs indiqués dans la circulaire de sollicitation de procurations émanant de la direction;

b) Soient exercés ☐ ou ne soient pas exercés ☐ à l'égard de la nomination des vérificateurs;

c) En faveur de ☐ ou contre ☐ une résolution spéciale pour modifier les statuts de la Société pour réduire le nombre minimum d'administrateur de 10 à 8 et réduire le nombre maximum d'administrateurs de 20 à 15 ; et

d) Soient exercés au gré du fondé de pouvoir sur toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie.

L'actionnaire a le droit de nommer, pour le représenter à cette assemblée, une personne autre que celles dont les noms figurent dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cet effet.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la Société l'a postée.

Date ______________________ 2004

Signature ______________________

Website address / adresse du site Web : www.eproxyvoting.com/molsonB

Control number / numéro de contrôle :

Shares / actions :

This is your proxy – do not destroy. If you are unable to attend the meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope.

Voici votre procuration que vous devez conserver. Si vous ne pouvez assister en personne à l'assemblée, veuillez remplir, signer et retourner sans délai le présent formulaire de procuration dans l'enveloppe-réponse ci-jointe.

CONFIRMATION LETTER

May 28th, 2004

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc.

The following items were sent by prepaid mail to all shareholders of the above-mentioned Company on May 27th and May 28th, 2004.

X	Proxy form	X	Management Proxy Circular
X	Annual Report	X	MD&A
X	Annual Financial Statement	X	Supplementary Card
X	Notice of Annual Meeting	X	Consent Letter

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure documents/ files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC Mellon Trust Company

(signed) Jeannine Rigon
Manager
Client Relations
Tel: (514) 285-3613

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: MOLSON INC.

Participation Fee for the Financial Year Ending: March 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)
CLASS "A" NON-VOTING SHARES:
Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		105,042,256	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$33.81	
Market value of class or series	=	$3,551,478,675	
			$3,551,478,675 (A)

CLASS "B" COMMON SHARES:
Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		22,430,676	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$33.89	
Market value of class or series	=	$760,175,609	
			$760,175,609 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**	$841,900,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)	(0) (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	$5,153,554,284
Total fee payable in accordance with Appendix A of the Rule	$65,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	n/a
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12	**0**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	n/a

MOLSON

Molson Inc. and Molson Canada long-term debt as of March 31, 2004

Lomg-term debt	Market Value *(Dollars in millions)*
Molson Inc.	
Floating rate notes	
$200 - due September 16, 2005	200.0
Molson Canada	
Debentures	
$200 - 6.00% due June 2, 2008	216.8
$100 - 9.10% due March 11, 2013	127.9
$150 - 8.40% due Dec 7, 2018	191.6
$100 - 6.70% due June 2, 2028	105.6
Total Long-Term Debt *	841.9

* The fair market value adjustment was not included.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
493	▪ Confirmation of filing of Notice of Annual and Special Meeting	May 14/04	003
	▪ Annual Filing of Ontario Securitites Commission's Form 13-502F1	May 27/04	004
	▪ 2004 Annual Report, including MD&A and Audited Financial Statements	May 27/04	006
	▪ 2004 Notice of Annual and Special Meeting & Management Proxy Circular	May 27/04	098
	▪ 2004 Form of Proxy (Class "A" non-voting shares)	May 27/04	126
	▪ 2004 Form of Proxy (Class "B" common shares)	May 27/04	127
	▪ Confirmation Letter of Annual Mailing to shareholders and filing to Authorities	May 28/04	128

May 14th, 2004

REVISED
Filing Jurisdiction(s):

X	British Columbia	X	New Brunswick	X	CDNX - BC
X	Alberta	X	Nova Scotia	X	CDNX - AB
X	Saskatchewan	X	Prince Edward Island	X	WSE
X	Manitoba	X	Newfoundland	X	TSE
X	Ontario	X	North West Territories		ME
X	Quebec	X	Yukon		CDN - OTC
		X	Nunavut	X	CDNX

Dear Sirs:

RE: Molson Inc. Class A CUSIP CA6087103074
Molson Inc. Class B CUSIP CA6087104064

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 22, 2004
RECORD DATE FOR NOTICE:	May 20, 2004
RECORD DATE FOR VOTING:	May 20, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 20, 2004
SECURITIES ENTITLED TO NOTICE:	Class A and Class B
SECURITIES ENTITLED TO VOTE:	Class A and Class B
ROUTINE BUSINESS ONLY:	NO

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed) Antonio (Tony) Iervolino
Associate Manager
Client Relations
Tel: (514) 285-36